

Ronald P. O'Hanley
Chairman, President
and Chief Executive Officer

April 6, 2022

Dear Shareholder:

We cordially invite you to the 2022 annual meeting of shareholders of State Street Corporation. The meeting will be held on May 18, 2022, at 9:00 a.m. Eastern Time. Due to concerns for the health and safety of our shareholders, employees and directors amidst the continued unpredictability of the COVID-19 pandemic, the annual meeting of shareholders will be conducted online via live audio webcast at *www.virtualshareholdermeeting.com/STT2022*. You will be able to participate, submit questions and vote your shares electronically. The proxy statement and annual meeting provide an important opportunity for us to communicate with you as shareholders, and for you to communicate with us, on important topics such as our performance, corporate governance, the effectiveness of the Board of Directors and executive compensation. Details regarding virtual admission to the meeting and the business to be conducted are more fully described in the accompanying notice of annual meeting and proxy statement. Your vote is very important to us. Whether or not you plan to attend the meeting online, please carefully review the enclosed proxy statement together with the annual report that accompanies it and then cast your vote. We urge you to vote regardless of the number of shares you hold. To be sure that your vote will be received in time, please cast your vote by your choice of available means at your earliest convenience.

We look forward to the annual meeting. Your continued interest in State Street is very much appreciated.

Sincerely,

Ronald P. O'Hanley

State Street Corporation
One Lincoln Street
Boston, MA 02111-2900



April 6, 2022

NOTICE OF STATE STREET CORPORATION 2022 ANNUAL MEETING OF SHAREHOLDERS

Date May 18, 2022

Time 9:00 a.m. Eastern Time

Location Virtual annual meeting of shareholders conducted via live audio webcast at: *www.virtualshareholdermeeting.com/STT2022*

Purpose

1. To elect 13 directors
2. To approve an advisory proposal on executive compensation
3. To ratify the selection of Ernst & Young LLP as State Street's independent registered public accounting firm for the year ending December 31, 2022
4. To vote on a shareholder proposal, if properly presented at the meeting or if not previously withdrawn

To act upon such other business as may properly come before the meeting and any adjournments thereof

Record Date The directors have fixed the close of business on March 22, 2022, as the record date for determining shareholders entitled to notice of and to vote at the meeting.

Meeting Admission If you wish to attend the annual meeting online, please enter the 16-digit control number included in your notice of Internet availability of the proxy materials or your proxy card, or by following the voting instructions that accompanied your proxy materials. A list of our registered holders as of the close of business on the record date will be made available to shareholders during the meeting at *www.virtualshareholdermeeting.com/STT2022*. To access such list of registered holders beginning April 8, 2022 and until the meeting, shareholders should email State Street Investor Relations at IR@statestreet.com.

Voting by Proxy Please submit a proxy card or, for shares held in "street name" through a broker, bank or nominee, a voting instruction form, as soon as possible, so your shares can be voted at the meeting. You may submit your proxy card or voting instruction form by mail. If you are a registered shareholder, you may also vote electronically by telephone or over the Internet by following the instructions included with your proxy card or notice of Internet availability of proxy materials. If your shares are held in "street name," you will receive instructions for the voting of your shares from your broker, bank or other nominee, which may permit telephone or Internet voting. Follow the instructions on the voting instruction form or notice of Internet availability of proxy materials that you receive from your broker, bank or other nominee to ensure that your shares are properly voted at the annual meeting.

By Order of the Board of Directors,

David C. Phelan
Secretary

STATE STREET CORPORATION

One Lincoln Street, Boston, Massachusetts 02111

Proxy Statement Summary Information

2022 Annual Meeting of Shareholders

Date:	**May 18, 2022**
Time:	**9:00 a.m. Eastern Time**
Location:	Virtual annual meeting of shareholders conducted via live audio webcast at: **www.virtualshareholdermeeting.com/STT2022**
Record date:	**March 22, 2022**

The proxy statement and annual report, and the means to vote electronically prior to the annual meeting, are available at www.proxyvote.com. To view this material, you must have available the 16-digit control number located on the notice mailed beginning on April 6, 2022, on the proxy card or, if shares are held in the name of a broker, bank or other nominee, on the voting instruction form.

More information about the annual meeting is described under the heading ''General Information About the Annual Meeting.''

Voting Matters and Recommendations

Item	Board Recommendation
Election of Directors (see ''Item 1'')	**FOR** Each Director
Advisory Proposal on 2021 Executive Compensation (see ''Item 2'')	**FOR**
Ratification of Ernst & Young LLP as Independent Registered Public Accounting Firm for 2022 (see ''Item 3'')	**FOR**
Shareholder Proposal, if properly presented at the meeting or if not previously withdrawn (see ''Item 4'')	**AGAINST**

The following summary provides general information about State Street Corporation, referred to as State Street or the Company, and highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider when deciding how to vote your shares. For further and more detailed information on the matters referenced below, prior to casting your vote, please carefully review the entire proxy statement and our 2021 annual report on Form 10-K. Our 2021 annual report on Form 10-K accompanies this proxy statement and was previously filed with the Securities and Exchange Commission, or SEC. In this proxy statement, we reference various information and materials available on our corporate website. We have included our website address in this proxy statement as an inactive textual reference only. Information on our website is not incorporated by reference in this proxy statement.

Forward-Looking Statements

This proxy statement contains forward-looking statements within the meaning of United States securities laws, including without limitation, statements regarding environmental, social and governance matters. Forward-looking statements are often, but not always, identified by such forward-looking terminology as ''goal,'' ''believe,'' ''will,'' ''may,'' ''plan,'' ''expect,'' ''intend,'' ''priority,'' ''outlook,'' ''guidance,'' ''objective,'' ''forecast,'' ''anticipate,'' ''estimate,'' ''seek,'' ''trend,'' ''target'' and ''strategy,'' or similar statements or variations of such terms. Forward-looking statements are not guarantees of future performance, are inherently uncertain, are based on current assumptions that are difficult to predict and involve a number of risks and uncertainties. Therefore, actual outcomes and results may differ materially from what is expressed in those statements. Important factors that may affect future results and outcomes include but are not limited to those set forth in our 2021 annual report on Form 10-K and our subsequent SEC filings. We encourage investors to read those filings, particularly the sections on risk factors, for additional information with respect to any forward-looking statements and prior to making any voting or investment decision. The forward-looking statements contained in this proxy statement should not be relied on as representing our expectations or beliefs as of any time subsequent to the time this proxy statement is first filed with the SEC, and we do not undertake efforts to revise those forward-looking statements to reflect events after that time.

About State Street

State Street Corporation is a financial holding company organized in 1969 under the laws of the Commonwealth of Massachusetts. State Street provides financial and managerial support to our legal and operating subsidiaries. Through our subsidiaries, including our principal banking subsidiary, State Street Bank and Trust Company, we provide a broad range of financial products and services to institutional investors worldwide. We refer to State Street Bank and Trust Company as State Street Bank or the Bank.

As of December 31, 2021, on a consolidated basis we had total assets of $314.62 billion, total deposits of $255.04 billion, total shareholders' equity of $27.36 billion and approximately 39,000 employees. We operate in more than 100 geographic markets worldwide, including the U.S., Canada, Europe, the Middle East and Asia.

We are a leader in providing financial services and products to meet the needs of institutional investors worldwide, with $43.68 trillion of assets under custody and/or administration and $4.14 trillion of assets under management as of December 31, 2021. Our clients include mutual funds, collective investment funds and other investment pools, corporate and public retirement plans, insurance companies, foundations, endowments and investment managers.

In 2021, State Street demonstrated meaningful strategic, operational and financial progress. We continued to execute against our annual business goals and drive our long-term strategy. The COVID-19 pandemic continued to have a significant impact on how we managed our workforce. We enhanced and expanded flexible work opportunities, embracing a hybrid model of working, while also giving nearly all employees the opportunity to return to the office. We performed well relative to our peers, improving key financial performance measures compared to 2020, including higher levels of servicing and management fee revenues, earnings per share (EPS), operating margin and return on average common equity (ROE). However, compared to 2020, net interest income (NII) decreased, mainly driven by the low interest rate environment, and total expenses increased 2% primarily reflecting targeted business investments offset with continued expense management efforts. We continued forward momentum in fulfilling our purpose to help create better investment outcomes for the world's institutional investors and the people they serve. In doing so we: launched an enhanced Investment Servicing strategy tailored to deliver better growth across regions and client segments, while improving client experience and relationship management; improved our sales effectiveness, achieving a record $3.5 trillion of assets under custody and administration (AUC/A) wins, as well as historic full-year exchange-traded funds (ETF) net inflows; continued to execute on our State Street Alpha[SM] strategy; and announced our agreement to acquire the Brown Brothers Harriman Investor Services business (BBH) subject to regulatory approvals and other closing conditions, which we expect to strengthen our market leadership in asset servicing, expand and deepen our international reach, propel our front-to-back Alpha strategy, enhance our financial profile and add strong talent and industry-leading service excellence.

The below financial results are presented on a non-GAAP basis. Additional performance indicators are presented in ''Compensation Discussion and Analysis—Executive Summary—Corporate Performance Summary.''

Financial Performance

Consolidated Financial Performance, excluding notable items, non-GAAP ($ in millions, except per share data)[1]

	2021	2020	Change
Total fee revenue	$10,012	$ 9,499	5.4%
Total revenue	11,916	11,703	1.8%
Expenses	8,662	8,542	1.4%
Operating Margin	27.3%	27.0%	30 bps
EPS	7.44	6.70	11.0%
Return on average common equity (ROE) (GAAP)	10.7%	10.0%	70 bps

(1) Financial results in this section are presented on a non-GAAP basis, unless otherwise noted. Non-GAAP financial results adjust selected GAAP-basis financial results to exclude the impact of notable items outside of State Street's normal course of business. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP. For a reconciliation of non-GAAP measures presented in this proxy statement, see *Appendix C*.

State Street's 2021 performance is reviewed in greater detail, along with relevant risks associated with our businesses, results of operations and financial condition, in our 2021 annual report on Form 10-K, which accompanies this proxy statement and was previously filed with the SEC.

Director Nominees

We believe that our Board members should have complementary skills and qualifications that form a depth of broad and diverse experiences. We are intent on maintaining the Company's reputation for quality, integrity and high ethical standards and seek director nominees who have had substantial achievement in their personal and professional pursuits and possess the talent, experience and integrity necessary to effectively oversee our businesses and strategy and enhance long-term shareholder value. Based on these desired attributes, the Board has nominated the following 13 director nominees for election at the 2022 annual meeting of shareholders.

Director Nominee	Principal Occupation	Other Public Company Boards (#)	State Street Board Roles and Committee Memberships
Marie A. Chandoha* Director Since 2019	Retired President and Chief Executive Officer, Charles Schwab Investment Management, Inc.	1	• Examining and Audit • Technology and Operations
DonnaLee DeMaio*^ Director Since 2022	Retired Global Chief Operating Officer, American International Group, Inc. (AIG)	1	None
Patrick de Saint-Aignan* Director Since 2009	Retired Managing Director and Advisory Director, Morgan Stanley	None	• Examining and Audit • Executive • Risk (Chair) • Technology and Operations
Amelia C. Fawcett* Director Since 2006	Retired Chairman, Kinnevik AB	None	• Lead Director • Executive • Human Resources
William C. Freda* Director Since 2014	Retired Senior Partner and Vice Chairman, Deloitte, LLP	None	• Examining and Audit (Chair) • Executive • Risk
Sara Mathew* Director Since 2018	Retired Chairman and Chief Executive Officer, Dun & Bradstreet Corporation	3[1]	• Executive • Human Resources (Chair) • Nominating and Corporate Governance
William L. Meaney* Director Since 2018	President, Chief Executive Officer and Director, Iron Mountain Inc.	1	• Executive • Human Resources • Nominating and Corporate Governance (Chair)
Ronald P. O'Hanley Director Since 2019	Chairman, President and Chief Executive Officer, State Street Corporation	1	• Chairman • Executive (Chair) • Risk
Sean O'Sullivan* Director Since 2017	Retired Group Managing Director and Group Chief Operating Officer, HSBC Holdings, plc	None	• Executive • Risk • Technology and Operations (Chair)
Julio A. Portalatin* Director Since 2021	Retired President and Chief Executive Officer, Mercer Consulting Group, Inc.	None	• Risk • Technology and Operations
John B. Rhea* Director Since 2021	Partner, Centerview Partners, LLC	1	• Technology and Operations
Richard P. Sergel* Director Since 1999	Retired President and Chief Executive Officer, North American Electric Reliability Corporation	1	• Examining and Audit • Human Resources • Nominating and Corporate Governance
Gregory L. Summe* Director Since 2001	Managing Partner and Founder, Glen Capital Partners, LLC	3	• Human Resources • Nominating and Corporate Governance

* = Independent   ^ = First-Time Nominee

(1)   In addition, Ms. Mathew serves as a director for the Federal Home Loan Mortgage Corporation, a government-sponsored enterprise.

Corporate Governance Summary

Our Board is committed to strong corporate governance practices and is intent on maintaining State Street's reputation for quality, integrity and high ethical standards. In addition to adhering to the Investor Stewardship Group's Corporate Governance Framework, as highlighted in *Appendix B*, the following summarizes key aspects of our corporate governance:







Board of Directors	**Shareholders Rights and Engagement**	**Strategy, Compensation and Risk**
• 12 of 13 director nominees are independent	• Directors are elected by a majority of votes cast in uncontested elections and by plurality vote in contested elections	• Board and Committee oversight of:
• Annual director elections		– strategy, financial performance, ethics and risk management
• Annual assessment of effectiveness and qualifications of each director nominee	• Active shareholder outreach program, engaged or requested engagement with shareholders representing approximately 65% of our outstanding common stock in 2021	– succession planning for CEO and other executive officers
• 30% of director nominees are female and 23% are racially diverse		– environmental, social and governance (ESG) obligations, initiatives and strategies
• Active independent Lead Director elected annually by all independent directors	• No poison pill	– alignment of the Company's incentive compensation arrangements with the Company's safety and soundness practices
• Board and committees meet regularly in executive session without management present	• Proxy access by-law allows shareholders to include director nominees in State Street's proxy materials	• Directors and executive officers[1] are subject to stock ownership guidelines and are prohibited from short selling, options trading, hedging and speculative transactions in State Street securities
• At least 90% attendance by each director at Board and committee meetings	• No common stock supermajority vote requirements	• Incentive compensation subject to clawback and forfeiture mechanisms

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What's New

- We formalized our existing governance over environmental, social and governance (ESG) initiatives and activities by specifically including oversight responsibilities in the charters of each of the following Board committees: Examining and Audit, Human Resources, Nominating and Corporate Governance, Risk and Technology and Operations.

- Our Board and the Nominating and Corporate Governance Committee engaged an independent third-party advisory firm to assist our Board and committee self-assessment process.

- Our Human Resources Committee chair, Sara Mathew, participated in several of our 2021 shareholder engagement meetings, which included discussions of our executive compensation program design, corporate governance practices, climate and sustainability programs, diversity-related initiatives and progress made against our "10 Actions Against Racism and Inequality" and other ESG topics.

- As part of our commitment to transparency, accountability and action, we launched a Civil Rights audit in early 2022 as the next step in strengthening our current programs and initiatives.

Additional information about State Street's corporate governance practices is provided under the heading "Corporate Governance at State Street."

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(1)   Stock ownership guidelines are applicable to executive officers who serve on State Street's Management Committee.

Environmental, Social and Governance

State Street deeply believes it is critical to our long-term success that we manage our business activities in a socially and environmentally responsible manner and that we give back to the communities in which we live and work. We recognize that sustainable growth comes from operating with absolute integrity and in a way that respects our shareholders, clients, employees, communities and the environment. We firmly believe in the principles of sound governance and helping our clients succeed. We are dedicated to maintaining a global and inclusive workplace where employees feel valued and engaged. We believe we have a responsibility to enrich our communities and to be a leader in environmental sustainability, both in the way we carry out our operations and in the products and services we offer. As part of these efforts, the Board oversees our activities and practices on ESG-related matters and each of the committees of the Board oversees ESG matters within their respective scope of responsibilities, including climate-related matters. Additional information about our ESG activities and reporting according to the frameworks created by the Sustainability Accounting Standards Board (SASB), the Task Force on Climate-related Financial Disclosures (TCFD) and Global Reporting Initiative (GRI), can be found on our website. ESG highlights and achievements for 2021 include the following:

E

25% CO_2 emissions reduction as compared to 2019 (Goal: 27.5% by 2030)

45% H_2O reduction as compared to 2019 (Goal: 25% by 2030)

86% Waste recycling rate (Goal: 80% by 2025)

100% Carbon neutrality[1]

S

Progressed many of our "10 Actions Against Racism and Inequality" such as increasing spend with diverse suppliers by 43% compared to 2020

$24.8M State Street Foundation philanthropic contributions

$4.6M State Street Foundation matching gifts

Partnered with charitable organizations in Poland to support refugees from Ukraine through humanitarian relief and employment assistance

G

Active board refreshment with 7 new independent directors in the last 5 years

30% of director nominees are female and **23%** are racially diverse

92% independent director nominees

Engagement or requested engagement with shareholders representing approximately **65%** of our outstanding common stock in 2021

2021 recognition for some of our ESG achievements include:

 Named to the 2021 Dow Jones Sustainability Index, both World and North America, for the third year in a row, which represents global sustainability leaders as identified by RobecoSAM

 Named to the Gender Equality Index, highlighting practices and policies that can create competitive advantages for companies

 Named to the Human Rights Campaign Foundation's 2022 Best Place to Work for LGBTQ+ Equality

 Recognized as a Trendsetter in the 2021 CPA-Zicklin Index of Corporate Political Disclosure and Accountability

(1)   For Scope 1 and 2, based on independently reviewed data and resultant investment in Renewable Energy Credits and carbon offset projects.

Overview of 2021 Executive Compensation Program

Sound Compensation and Corporate Governance Practices

State Street's compensation program for named executive officers, or NEOs, and other executive officers aims to:

- attract, retain and motivate superior executives and drive strong leadership behaviors
- reward those executives for meeting or exceeding company and individual financial, business and leadership- and talent-related objectives
- drive long-term shareholder value and financial stability
- align incentive compensation with the performance results experienced by our shareholders through the use of significant levels of deferred equity-based compensation
- provide equal pay for work of equal value
- achieve the preceding goals in a manner aligned with sound risk management and our corporate values

We engage with our largest shareholders, among other things, to understand their perspectives on our executive compensation and corporate governance programs. For 2021, we engaged or requested engagement with shareholders representing more than half of our outstanding common stock. Based on discussions with our shareholders and the results of our "Say on Pay" vote, the Committee believes that our shareholders support our overall executive compensation program.

For each of our NEOs identified in the "Compensation Discussion and Analysis," the Human Resources Committee determines the appropriate level of total compensation for the year. The Committee evaluates base salary and target incentive compensation levels at least annually. The Committee establishes incentive compensation targets for our NEOs each year. The targets are based on each executive's role, responsibilities and performance trend, as well as competitive and market factors and internal equity.

Sound Compensation and Corporate Governance Practices

Our NEO compensation practices are designed to support good governance and mitigate against excessive risk-taking. We regularly review and refine our corporate governance practices considering several factors, including feedback from ongoing engagement with our shareholders.



What We Do

- Long-term performance-based equity awards in the form of performance-based RSUs
- Significant deferred equity- and cash-based incentive compensation
- Active engagement with shareholders on compensation and corporate governance issues
- Close interaction between the Human Resources Committee and our Risk Committee and Examining and Audit Committee
- Independent compensation consultant

- Clawback and forfeiture provisions for recoupment of incentive compensation
- "Double-trigger" change-of-control required for deferred incentive compensation acceleration and cash payments
- Stock ownership policy, including holding requirements for NEOs who are below full ownership guidelines
- Non-competition and other restrictive covenants
- Annual review of incentive compensation design for alignment with risk management principles



What We Do Not Do

- No short-selling, options trading, hedging or speculative transactions in State Street securities
- No option repricing
- No tax gross-ups on perquisites[1]

- No multi-year guaranteed incentive awards
- No "single-trigger" change-of-control vesting or cash payments
- No change-of-control excise tax gross-up

(1)   Excluding certain international assignment and relocation benefits.

More information about executive compensation at State Street is described under the heading "Compensation Discussion and Analysis."

Table of Contents



To my fellow shareholders:

As State Street's independent Lead Director, and on behalf of the entire Board of Directors, I look forward to joining you at our 2022 annual meeting of shareholders.

I am pleased to share that State Street finished 2021 with a strong performance and successfully executed against our strategic priorities despite the COVID-19 pandemic that persisted throughout 2021, introducing new developments that required State Street and its employees to continue to adapt to altered operating conditions. State Street and its employees continued to deliver results for our clients, shareholders and communities with determination, agility and innovation. The Board reviewed progress on key initiatives, monitored performance against corporate goals and oversaw strategic execution at its meetings during the year. The Board also reviewed its approach to corporate governance, as it does at least annually.

Board composition and refreshment is an important component of an effective Board. With seven new independent directors added to the Board in the last five years, we have gained fresh insights on State Street's global operating model and strategic objectives. As we do every year, in 2021 we assessed the composition of the Board, including the qualifications, skillsets and experiences that will best serve State Street and our shareholders. To that end, I would like to introduce and welcome DonnaLee DeMaio, elected in March 2022. She served most recently as the Global Chief Operating Officer of AIG, and brings to the Board expertise in financial services, regulatory risk management and audit firm experience. We also benefited from the addition of two new members in March 2021, Julio Portalatin and John Rhea, both elected to join State Street as directors at the 2021 annual meeting of shareholders. Each immediately contributed new and meaningful perspectives to the Board's deliberations, and provided constructive considerations for management.

The Board's review of its governance processes brought further notable enhancements in 2021:

ESG Oversight. With the increased focus on ESG-related matters by our shareholders, clients, employees and communities, we formalized our existing governance over these initiatives and activities by specifically including oversight responsibilities in the charters of each of the following Board committees: Examining and Audit, Human Resources, Nominating and Corporate Governance, Risk and Technology and Operations.

Outside Board Service. We clarified our expectations regarding outside directorships held by our directors, recognizing the increasing demands of public company directorships and the need to balance the amount of time and commitment required to effectively serve State Street and its shareholders.

Board Performance Assessment. We engaged an independent third-party advisory firm to facilitate individual director assessments and collect director feedback on the performance of the Board and its principal standing committees. These assessments will serve as a foundation for continuous improvements around communication, committee management, director development and Board composition.

Several of these enhancements stemmed from shareholder discussions as part of our robust annual outreach program. At least twice per year, we undertake a formal process for senior executives to discuss a range of topics of interest to shareholders and receive feedback with the purpose of providing direct insight and informing Board and management action. Sara Mathew, the Chair of the Board's Human Resources Committee, participated in several key discussions with shareholders this year. These exchanges have been particularly useful in recent years, and the Board values the input from shareholders as a component of its decision-making process.

I want to thank you for your continued support and investment in State Street. Once again, the Board looks forward to your participation in the 2022 annual meeting of shareholders.

Sincerely,

Amelia C. Fawcett
Lead Director



Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 18, 2022

The proxy statement and annual report, and the means to vote electronically, are available at www.proxyvote.com. To view this material, you must have available the 16-digit control number located on the notice mailed on April 6, 2022, on the proxy card or, if shares are held in the name of a broker, bank or other nominee, on the voting instruction form.

Corporate Governance at State Street

Shareholder Engagement and Communications

We believe that regular engagement with our shareholders is a critical component of our corporate governance program and is additive to the ongoing dialogue, conferences and meetings that our Investor Relations team and senior management hold with analysts and institutional investors throughout the year. Our shareholder engagement program provides management and the Board with valuable insights not only on corporate governance, compensation and environmental, social and governance (ESG) practices, but also with perspectives on our corporate strategy, performance and goals. Our shareholders also serve as an information resource regarding emerging trends that may impact State Street.

Our shareholder engagement process provides a recurring opportunity to receive feedback and to share updates throughout the year. The meetings are led by a cross-functional team of ESG, investor relations, human resources and legal senior leaders. Our independent directors (e.g., the Chair of our Human Resources Committee or our independent Lead Director) also participate in these meetings from time to time. These meetings are generally scheduled in the spring and fall, although meetings and follow-up occur at other times as well. The Board or a committee of the Board receives updates on the shareholder meetings at least twice per year and considers shareholder feedback in its decision-making.

In 2021, our Human Resources Committee chair, Sara Mathew, participated in several of our shareholder engagement meetings, which included discussion of topics such as our executive compensation program design, corporate governance practices, climate and sustainability programs, diversity-related initiatives and progress made against our "10 Actions," and other environmental, social and governance (ESG) topics.

Annual Engagement Program

Fall

Our primary engagement season to discuss broad topics of interest to our shareholders

Winter

Board considers changes to governance, executive compensation, and other areas informed by shareholder feedback

Spring

Additional engagement, primarily in preparation for the annual meeting of shareholders

Summer

Board reviews annual meeting results and identifies topics for subsequent shareholder discussions

2021 Shareholder Engagement Snapshot

In the cycle of our 2021 program, we launched engagement in two stages. The first stage was in the Spring, just prior to the 2021 Annual Meeting of Shareholders and we contacted 33 shareholders representing approximately 59% of our outstanding common stock and met with shareholders representing approximately 33% of our outstanding common stock at the time. In the Fall, we conducted our primary annual outreach program, contacting 38 shareholders representing approximately 65% of our outstanding common stock and meeting with shareholders representing approximately 40% of our outstanding common stock at the time.

Corporate Governance Guidelines and Independence

State Street's Board of Directors, or Board, in its role of overseeing the conduct of our business, is guided by our Corporate Governance Guidelines, or the Guidelines. Among other things, the Guidelines describe the role of the Board, its responsibilities and functions, the director qualification and selection process and the role of the Lead Director.

The Guidelines also contain categorical standards for determining director independence under New York Stock Exchange, or NYSE, listing standards. In general, a director would not be independent under those standards if the director (and in certain circumstances, a member of the director's immediate family) has, or in the past three years had, specified relationships or affiliations with State Street, its external or internal auditors or other companies that do business with State Street (including employment by State Street, receipt of a specified level of direct compensation from State Street—other than director fees—and compensation committee interlocks). The categorical standards also provide specified relationships that, by themselves, would not impair independence. The portion of the Guidelines addressing director independence is attached as *Appendix A* to this proxy statement.

The full Guidelines are available under the ''Corporate Governance'' section in the ''Investor Relations'' portion of our website at *www.statestreet.com*. In addition to the Guidelines, the charters for each principal standing committee of the Board are available in the same location on our website. State Street also follows the governance standards relative to the Investor Stewardship Corporate Governance Group's (ISG) framework for U.S. listed companies. State Street's alignment with the ISG framework is attached as *Appendix B* to this proxy statement.

Independent Director Governance

- The independent directors meet in an executive session presided by the independent Lead Director at every regularly scheduled meeting of the Board and otherwise as needed

- The meetings of the independent directors promote additional opportunities, outside the presence of management, for the directors to engage together in discussion. The regularity of these meetings fosters continuity for these discussions and allows for a greater depth and scope to the matters discussed

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Pursuant to the Guidelines, the Board undertook its annual review of director independence in early 2022. State Street, as a global financial institution and one of the largest providers of financial services to institutional investors, conducts business with many organizations throughout the world. Our directors or their immediate family members may have relationships or affiliations with some of these organizations. As provided in the Guidelines, the purpose of the director independence review was to determine whether any relationship or transaction was inconsistent with a determination that the director was independent. As a result of this review, the Board, after review and recommendation by the Nominating and Corporate Governance Committee, determined that all of our directors, with the exception of Mr. O'Hanley, meet the categorical standards for independence under the Guidelines, have no material relationship with State Street (other than the role of director) and satisfy the qualifications for independence under the NYSE's listing standards.

In making the independence determinations in 2022, the Board considered that the below identified individuals, or their respective family members, have the following relationships or arrangements that are deemed to be immaterial under the categorical standards for independence included in the Guidelines:

- commercial or charitable relationships with an entity for which the State Street director or family member serves as a non-management director, and with respect to which the director was uninvolved in negotiating such relationship (Messrs. Freda, Meaney, Portalatin and Rhea)

- commercial relationships with an entity for which the State Street director or family member serves as an employee, consultant or executive officer where the director does not receive any special benefits from the transaction and the annual payments to and from the entity are equal to or less than the greater of $1 million or 2% of the consolidated gross annual revenues of the other entity during the most recent completed fiscal year (Messrs. Freda and Meaney and Ms. DeMaio)

In 2021, none of these commercial or charitable relationships with affiliated entities involved amounts paid or received by State Street exceeding the greater of $1 million or 0.60% of the affiliated entity's annual gross revenue.

Standards of Conduct

We have a Standard of Conduct for Directors, which together with the Standard of Conduct for Employees, promotes ethical conduct and the avoidance of conflicts of interest in conducting our business. We also have a Code of Ethics for Senior Financial Officers (including the Chief Executive Officer), as required by the Sarbanes-Oxley Act and SEC rules. Each of these documents is available under the ''Corporate Governance'' section in the ''Investor Relations'' portion of our website at *www.statestreet.com*. Only our Board may grant a waiver for directors, senior financial officers or executive officers from a provision of the Standard of Conduct for Directors, the Standard of Conduct for Employees or the Code of Ethics for Senior Financial Officers, and any waivers will be posted under the ''Corporate Governance'' section in the ''Investor Relations'' portion of our website at *www.statestreet.com*.

Board Composition

The Nominating and Corporate Governance Committee, with input from the Board, is responsible for nominating directors for election each year and evaluating the need for new director candidates as appropriate. This assessment includes an evaluation of each director nominee's skills and experience, and independence, as well as consideration of diverse perspectives and experiences, and other characteristics, such as race/ethnicity, gender identity, sexual orientation and nationality, in the context of the needs of the Board.

Director Nominee Characteristics and Qualifications

The Board expects all director nominees to possess the following attributes or characteristics:

- unquestionable business ethics, irrefutable reputation and superior moral and ethical standards
- informed and independent judgment with a balanced perspective, financial literacy, mature confidence, high performance standards and incisiveness
- ability and commitment to attend Board and committee meetings and to invest sufficient time and energy in monitoring management's conduct of the business and compliance with State Street's operating and administrative procedures
- a global vision of business with the ability and willingness to work closely with the other Board members

Taken as a whole, the Board expects one or more of its members to have the following skillsets, specific business background and global or international experience:

- experience in the financial services industry
- experience as a senior officer of a well-respected public company
- experience as a senior business leader of an organization active in our key international growth markets
- experience in key disciplines of significant importance to State Street's overall operations
- qualification as an audit committee financial expert
- qualification as a risk management expert

Board, Committee and Director Self-Assessment

As part of the annual evaluation on the composition of the Board, the Nominating and Corporate Governance Committee facilitates an assessment of the performance and effectiveness of the Board and each principal standing committee. This evaluation also includes an annual assessment of each director's performance and contributions to the overall effectiveness of the Board and its committees.



Self-Assessments Support the Following Elements of State Street's Corporate Governance Program

Board Function, Productivity and Effectiveness

Committee Productivity and Effectiveness

Director Nominee Process, Succession Planning and Refreshment

Director Development

The purpose of the Board and committee assessment is multi-facetted with the primary goal to evaluate the effectiveness, function, strength and productivity of the Board and its committees, and also to highlight potential areas for change and improvement. The Nominating and Corporate Governance Committee also leveraged the self-assessment process to guide Board refreshment and succession planning efforts, and in evaluating the key skills and qualifications of members of the Board that are aligned with State Street strategy and to determine the nominees to stand for annual shareholder election.

The Nominating and Corporate Governance Committee and the Board engaged an independent third-party advisory firm to assist with the 2021 self-assessment process. The Board and the Nominating and Corporate Governance Committee believe that the involvement of an advisory firm supported this year's process with valuable insights and feedback. The self-assessment procedure illustrated below and performed for 2021 was developed with guidance from the advisory firm.

2021 Board, Committee and Director Self-Assessment Process

Self-Assessment Design

The Nominating and Corporate Governance Committee, independent Lead Director and advisory firm discussed the objectives of the self-assessment process and prior-year self-assessment questionnaires, reports and feedback and determined the scope, process and goals for the 2021 Board and committee self-assessment

Completion of Questionnaires

Each director completed a questionnaire evaluating the performance of the Board and each committee, focusing on leadership, scope of responsibilities, quality of interactions with management and areas of potential improvement

Individual Director Interviews

Advisory firm held individual interviews with each director to provide the opportunity for additional dialogue and candid feedback

Self-Assessment Report

Advisory firm aggregated the responses and feedback received from each director into a singular report summarizing the results of the Director and committee self-evaluations

Executive Session Discussions

Advisory firm presented its self-assessment report, including key observations, themes and recommendations in an executive session of the Board

Committee Evaluation

The Nominating and Corporate Governance Committee further assessed whether each of the principal standing committees had a functioning self-evaluation process and reported its findings to the Board, noting that each had a functioning and effective self-evaluation process

Assessment Themes and Development Plans

As part of the Board and committee self-assessment process, the Nominating and Corporate Governance Committee and the Board met with the third-party advisory firm and discussed the themes and overall findings, including the strengths and areas of potential improvement of the Board and its various committees. In addition, the Chairman, the Chair of the Nominating and Corporate Governance Committee and the independent Lead Director discussed with the third-party advisor the feedback for the Board, the strengths and areas of potential development of each director and developed action plans to address recommended enhancements.

As part of director development, each director was provided with individual feedback, insights on strengths and development opportunities. Based on the results of the 2021 assessment process, the Board believes that each of the director nominees serving at the time has substantial achievement in his or her personal and professional pursuits and has talents, experience, judgment and integrity that will contribute to the best interests of State Street and to long-term shareholder value. The nominees as a group possess the skillsets, specific business background and global or international experience that the Board desires. The director nominee biographies set forth in this proxy statement under the heading "Item 1—Election of Directors" indicate each nominee's qualifications, skills, experience and attributes that led the Board to conclude he or she should continue to serve as a director of State Street.

Director Identification and Selection Process

In connection with its annual Board and committee assessment, the Board annually reviews its composition and size to evaluate its overall effectiveness and alignment with Company strategy. As part of this review, the Nominating and Corporate Governance Committee, in conjunction with the Board, establishes the desired criteria, skills and areas of expertise needed to continue to support the Board in advancing State Street's businesses and strategy. Once the desired characteristics are established, the Committee reviews each director candidate. Illustrated below is an overview of the process used to identify the desired attributes and to select new candidates for the Board.



1 Board and Committee determines desired criteria and experience of director candidate(s)

2 Director candidates identified by search firm, Board members, employees or shareholders

3 Committee evaluates the individual characteristics and qualifications of candidates of interest against the selection criteria

4 Chair of the Committee and the independent Lead Director conduct interview and gather information; other Board members may also meet with candidate(s)

5 Committee discusses each director candidate, evaluates potential contributions to the Board as a whole and recommends candidate(s) to the Board

6 The Board votes to elect director candidate(s) based on an assessment of their qualifications and potential contributions to the Board

Ms. DeMaio was first identified by a third-party search firm that was retained to identify potential director candidates. At the request of the Nominating and Corporate Governance Committee, the search firm first discussed with the members of the Committee the priority characteristics, skills and experience of a new director candidate, in light of the preferred individual and Board qualities discussed above. The search firm provided the Committee a diverse pool of director candidates who were interested in State Street and who met the selection criteria, and the Chairman of the Board, independent Lead Director, Chair of the Nominating and Corporate Governance Committee and select members of the Committee and Board conducted interviews. The Board elected Ms. DeMaio as a director in March 2022 as she meets the criteria identified by the Board for new directors, including Ms. DeMaio's broad experience across financial sectors and corporate audit background and enhanced the overall effectiveness and composition of the Board. Ms. DeMaio is deemed independent by the Board under the Corporate Governance Guidelines.

In carrying out its responsibility to identify the best qualified candidates for directors, the Nominating and Corporate Governance Committee will consider proposals for nominees from a number of sources, including recommendations from shareholders submitted upon written notice to the Chair of the Nominating and Corporate Governance Committee, c/o the Office of the Secretary of State Street Corporation, One Lincoln Street, Boston, Massachusetts 02111. The Committee seeks to identify individuals qualified to become directors, consistent with the identified criteria.

By following the procedures set forth under "General Information About the Annual Meeting—Proposals and Nominations by Shareholders," shareholders also have the right under our by-laws to directly nominate director candidates and, in certain circumstances, to have their nominees included in State Street's proxy statement.

Director Nominee Qualifications, Diversity and Skills

We believe that our Board of Directors should have a variety of qualifications, skillsets and experience that, when taken as a whole, best serve the Company and our shareholders. We recognize the importance of diversity with regard to the composition of the Board and strive to have a Board that provides diversity of thought and a broad range of perspectives. In an effort to achieve these objectives, the Nominating and Corporate Governance Committee and the Board consider a wide range of attributes when determining and assessing director nominees and new candidates, including personal and professional backgrounds, independence and tenure of Board service, and other demographics such as race and ethnicity, gender identity, sexual orientation and nationality, in the context of the needs of the Board. The Nominating and Corporate Governance Committee is committed to actively seeking diverse candidates for the pool from which director candidates are chosen. The Committee does not assign specific weight to the various factors it considers and no particular criterion is a prerequisite for nomination. As summarized below, each of our directors brings to the Board a variety of qualifications and skills and, collectively, these qualifications form a depth of broad and diverse experiences that help the Board effectively oversee our activities and operations.



9

Corporate Governance & Social Responsibility

Directors bring the requisite skills and experience to effectively oversee State Street's ESG and sustainability initiatives



8

Cybersecurity, Technology and/or Data Management

Directors bring experience and an understanding of advancements in technology, cybersecurity and information systems/data management, providing the Board sophisticated insight into State Street's technology, systems and risks



11

Finance & Accounting

Directors bring financial expertise/literacy to allow the Board to effectively oversee State Street's financial reporting and internal control



10

Financial Services

Directors bring experience in the financial services industry, including asset management, to allow the Board to effectively oversee State Street's often complex business operations and strategy



13

Global Business Perspective

Directors bring business strategy, operations and substantive experience in international matters relevant to State Street's global business



13

Leadership

Directors bring experience leading complex business operations, executing strategic plans and achieving positive results to contribute to the Board's oversight of strategy, evaluation of management and assessment of results



5

Legal & Regulatory Compliance

Directors bring legal and regulatory experience, providing deep perspective on the highly regulated and complex legal frameworks applicable to State Street's business across multiple jurisdictions globally



9

Operational Transformation

Directors bring experience in business transformations and strategic restructurings valuable to State Street as it navigates the changing landscape of the financial services industry



11

Risk Management

Directors bring experience in identifying, assessing and managing risks to enable the Board to fulfill its oversight responsibilities relating to the operation of State Street's global risk management framework



13

Strategic Development

Directors bring experience in developing, driving and innovating strategic direction, which is of significant value to the Board as State Street pursues its long-term objectives

Director Nominee Skills, Qualifications and Demographics

Director Nominee	M. Chandoha	D. DeMaio	P. Saint-Aignan	A. Fawcett	W. Freda	S. Mathew	W. Meaney	R. O'Hanley	S. O'Sullivan	J. Portalatin	J. Rhea	R. Sergel	G. Summe
Director Nominee Skills and Qualifications													
Cyber, Tech and Data Management	●		●		●	●	●	●	●				●
Finance & Accounting	●	●	●		●	●	●	●		●	●	●	●
Financial Services	●	●	●	●	●			●	●	●	●		●
Global Business Perspective	●	●	●	●	●	●	●	●	●	●	●	●	●
Governance & Social Responsibility	●		●			●	●	●	●	●	●	●	●
Leadership	●	●	●	●	●	●	●	●	●	●	●	●	●
Legal & Regulatory		●		●	●	●						●	
Risk Management	●	●	●	●	●	●		●	●	●		●	●
Strategic Development	●	●	●	●	●	●	●	●	●	●	●	●	●
Operational Transformation	●		●		●	●	●	●	●	●			●
Gender	F	F	M	F	M	F	M	M	M	M	M	M	M
Demographics — Race/Ethnicity													
Asian						●							
Black											●		
Hispanic/Latinx										●			
White	●	●	●	●	●		●	●	●			●	●
Age	60	63	73	65	69	66	61	65	66	63	56	72	65
Years on the Board	3	*	13	16	8	4	4	3	5	1	1	23	21

* – First time Nominee   F – Female   M – Male

Board Composition Highlights

92%
Independent Board

30%
Female Representation

23%
Racially Diverse

Board Leadership Structure

Board Governance

State Street's leadership structure includes an independent Lead Director of the Board. This position is currently held by Dame Amelia C. Fawcett. She was elected to her third one-year term as Lead Director in May 2021.

As Chairman, Mr. O'Hanley presides at all meetings of the Board of Directors during which he is present and he works with the independent Lead Director to establish the agendas for these meetings and the matters on which the Board will vote.

> **Role of the Independent Lead Director**
>
> • Elected annually by the independent directors to serve a one-year term
>
> • Expected to participate in, and attend, meetings of all of the Board's committees, providing valuable committee overlap to enable optimal agenda coordination, insight and consistency across all committees
>
> • Presides at all meetings of the Board during which the Chairman is not present, including all executive sessions of independent directors occurring at every regularly scheduled Board meeting
>
> • Serves as a liaison between the Chairman and the independent directors
>
> • Authorized to call additional meetings of the independent directors
>
> • Communicates frequently with the Chairman to provide feedback and implement the decisions and recommendations of the independent directors
>
> • Conducts an annual process for reviewing the Chief Executive Officer's performance and reports the results of the process to the other independent directors
>
> • Meets at least annually with such members of the senior leadership team as the Lead Director determines from time to time
>
> • Represents the Board in discussions with stakeholders and communicates with regulators
>
> • Approves, in consultation with the Chairman, the agendas for Board meetings and information sent to the Board and the matters voted on by the full Board

Board Leadership Review Process

The Nominating and Corporate Governance Committee coordinates the annual independent Lead Director nomination and election process. In addition, the Board of Directors reviews the Board leadership structure at least annually to assess and determine the appropriate structure for the Company. The Board values the flexibility to permit review and determination of the appropriate leadership structure based on the opportunities and circumstances of the Company at any given time.

After the independent directors' review and assessment, the Board of Directors continues to believe that Mr. O'Hanley's role as Chairman, together with a strong independent Lead Director, is currently the most effective leadership structure for State Street and is in the best interests of the Board, State Street and its shareholders.

Among the factors considered by the Board in determining that the current leadership structure is the most appropriate are:

• as our Chief Executive Officer, and with his experience in various leadership roles at State Street, Mr. O'Hanley has extensive knowledge of our business and strategy and is well positioned to work with the independent Lead Director to focus our Board's agenda on the key issues facing State Street

• oversight of State Street is the responsibility of our Board as a whole, which maintains a majority of independent directors (12 out of 13 director nominees), and this responsibility can be properly discharged with a strong, active and engaged independent Lead Director

• the Chairman and independent Lead Director work together to play a strong and active role in the oversight of State Street's business strategy and operational management

Communication with the Board of Directors

Shareholders and interested parties who wish to contact the Board of Directors or the Lead Director should address correspondence to the Lead Director in care of the Secretary. The Secretary will review and forward correspondence to the Lead Director or the appropriate person or persons for response.

Lead Director of State Street Corporation
c/o Office of the Secretary
One Lincoln Street
Boston, MA 02111

In addition, State Street has established a procedure for communicating directly with the Lead Director, by utilizing a third-party independent provider, regarding concerns about State Street or its conduct, including complaints about accounting, internal accounting controls or auditing matters. An interested party who wishes to contact the Lead Director may use any of the following methods, which are also described on State Street's website at *www.statestreet.com*:







From within the United States and Canada:
1-888-736-9833 (toll-free)

ATTN: State Street
5500 Meadows Road, Suite 500
Lake Oswego, OR 97035 USA

https://secure.ethicspoint.com/domain/media/en/gui/55139/index.html

For country-specific phone numbers, please visit *www.statestreet.com*.

The Lead Director may forward to the Examining and Audit Committee, or to another Board committee, group or department, for appropriate review, any concerns the Lead Director receives. The Lead Director periodically reports to the independent directors as a group regarding concerns received.

Meetings of the Board of Directors and Annual Meeting of Shareholders

During 2021, the Board of Directors held 8 meetings, and each of the incumbent directors attended, either in-person or virtually, at least 90 percent of the total of all meetings of the Board and committees on which the director served during his or her service as a director during the year.

Although State Street does not have a formal policy regarding attendance of directors at the annual meeting of shareholders, all directors are encouraged to attend. Each of the twelve directors on the Board at the time of our 2021 annual meeting of shareholders attended the virtual meeting.

Committees of the Board of Directors

The Board of Directors has the following committees to assist it in carrying out its responsibilities, and each operates under a written charter, a copy of which is available under the ''Corporate Governance'' section in the ''Investor Relations'' portion of our website at *www.statestreet.com*. The charter for each committee, which establishes its roles and responsibilities and governs its procedures, is annually reviewed and approved by the Board.

Examining and Audit Committee

Current Members:

- William C. Freda, Chair
- Marie A. Chandoha
- Patrick de Saint-Aignan
- Richard P. Sergel

13 Meetings in 2021

Primary Responsibilities:

- Responsible for the appointment (including qualifications, performance, independence and periodic consideration of retaining a different firm), compensation, retention, evaluation and oversight of the work of State Street's independent registered public accounting firm, including sole authority for the establishment of pre-approval policies and procedures for all audit engagements and any non-audit engagements

- Discusses with the independent auditor critical accounting policies and practices, alternative treatments of financial information, the effect of regulatory and accounting initiatives and other relevant matters

- Oversees the operation of our system of internal control covering the integrity of our consolidated financial statements and reports; compliance with laws, regulations and corporate policies; and the performance of corporate audit

- Reviews the effectiveness of State Street's compliance program

- Conducts an annual performance evaluation of the General Auditor and reviews the performance of the Chief Compliance Officer and other senior members of management as appropriate

- Oversees the Company's efforts to promote and advance a culture of compliance and ethical business practices

- Oversees the compliance, culture and reporting components of State Street's environmental, social and governance (ESG) obligations, initiatives and activities

All members meet the independence requirements of the listing standards of the NYSE and the rules and regulations of the SEC and are considered audit committee financial experts (as defined by SEC rules).

Executive Committee

Current Members:

- Ronald P. O'Hanley, Chair
- Patrick de Saint-Aignan
- Amelia C. Fawcett
- William C. Freda
- Sara Mathew
- William L. Meaney
- Sean O'Sullivan

No Meetings in 2021

Primary Responsibilities:

- Committee members are the Chairs of each Committee, the independent Lead Director and Chairman of the Board

- Authorized to exercise all the powers of the Board, except as otherwise limited by Massachusetts law or the Committee's charter

- Reviews, approves and acts on matters on behalf of the Board at times when it is not practical to convene a meeting of the Board to address such matters

- Depending on meeting activities, if any, periodically reports to the Board

Human Resources Committee

Current Members:

- Sara Mathew, Chair
- Amelia C. Fawcett
- William L. Meaney
- Richard P. Sergel
- Gregory L. Summe

7 Meetings in 2021

Primary Responsibilities:

- Oversees human capital management strategies, the operation of all compensation plans, policies and programs in which executive officers participate and certain other incentive, retirement, health and welfare and equity plans in which employees participate

- Oversees the alignment of our incentive compensation arrangements with the safety and soundness of State Street, including the integration of risk management objectives and related policies, arrangements and control processes, consistent with applicable regulatory rules and guidance

- Acting together with the other independent directors, annually reviews and approves corporate goals and objectives relevant to the Chief Executive Officer's compensation; evaluates the Chief Executive Officer's performance; and reviews, determines and approves, in consultation with the other independent directors, the Chief Executive Officer's compensation

- Reviews, evaluates and approves the total compensation of all executive officers

- Approves the terms and conditions of employment and any changes thereto, including any restrictive provisions, severance arrangements and special arrangements or benefits, of any executive officer

- Adopts equity grant guidelines in connection with its overall responsibility for all equity plans and monitors stock ownership of executive officers who are members of the Management Committee

- Appoints and oversees compensation consultants and other advisors retained by the Committee

- Oversees the human capital management components of State Street's ESG obligations, initiatives and activities

All members meet the independence requirements of the listing standards of the NYSE.

Nominating and Corporate Governance Committee

Current Members:

- William L. Meaney, Chair
- Sara Mathew
- Richard P. Sergel
- Gregory L. Summe

5 Meetings in 2021

Primary Responsibilities:

- Assists the Board with respect to issues and policies affecting our governance practices, including succession planning for executive officers, identifying and recommending director nominees and shareholder matters

- Recommends each committee's composition and leads the Board in its annual review of the Board's and each committee's performance

- Reviews and approves State Street's related-person transactions, reviews the amount and form of director compensation and reviews reports on regulatory, political and lobbying activities of State Street

- Oversees the corporate governance components of State Street's ESG obligations, initiatives and activities

All members meet the independence requirements of the listing standards of the NYSE.

Risk Committee

Current Members:

- Patrick de Saint-Aignan, Chair
- William C. Freda
- Ronald P. O'Hanley
- Sean O'Sullivan
- Julio A. Portalatin

8 Meetings in 2021

Primary Responsibilities:

- Oversees the operation of our global risk management framework, including the risk management policies for our operations

- Reviews the management of all risk applicable to our operations, including credit, market, interest rate, liquidity, operational, technology, business, compliance and reputation risks

- Oversees our strategic capital governance principles and controls, monitors capital adequacy in relation to risk and discharges the duties and obligations of the Board under applicable Basel, Comprehensive Capital Analysis and Review, Comprehensive Liquidity Assessment and Review and resolution and recovery planning requirements

- Conducts an annual performance evaluation of the Chief Risk Officer

- Oversees the risk management components, including climate risk, of State Street's ESG obligations, initiatives and activities

Technology and Operations Committee

Current Members :

- Sean O'Sullivan, Chair
- Marie A. Chandoha
- Patrick de Saint-Aignan
- Julio A. Portalatin
- John B. Rhea

8 Meetings in 2021

Primary Responsibilities:

- Oversees technology and operational risk management and the role of these risks in executing the Company's strategy in support of State Street's global business requirements

- Reviews material strategic initiatives from a technology and operational risk perspective

- Reviews technology related risks, including corporate information security, cybersecurity, operational and technology resiliency and data management

- Oversees the technology and operational risk components of State Street's ESG obligations, initiatives and activities

Non-Management Director Compensation

General

The Nominating and Corporate Governance Committee annually reviews, and recommends to the Board, the form and amount of non-management director compensation. In conducting its review, the Committee uses the Compensation Peer Group that is used by the Human Resources Committee for executive compensation generally and, like the Human Resources Committee, used the services of Meridian Compensation Partners for 2021. Information on State Street's peer group and compensation consultant is described under the heading ''Executive Compensation—Compensation Discussion and Analysis—Other Elements of Compensation.''

The Committee did not treat Compensation Peer Group data as definitive when determining non-management director compensation. Rather, it referenced this peer group compensation, as well as trends in director compensation generally and within the industry, and formed its own perspective on compensation for our non-management directors. In 2021, the Committee made its recommendation to the Board, which, following the May 2021 annual meeting of shareholders, approved compensation for all non-management directors effective through the 2022 annual meeting of shareholders. There were no changes to director compensation from the prior year. Mr. O'Hanley, as an employee director, does not receive any additional compensation for his services as a director.

Compensation

For the 2021–2022 Board year (the period between the 2021 and 2022 annual meetings of shareholders), non-management directors receive the following compensation:

Compensation Component[1]	Value ($)[2]	Vehicle[3]
Annual Retainer	$ 90,000	Cash or shares of State Street common stock
Annual Equity Award	195,000	Shares of State Street common stock
Additional Independent Lead Director Retainer	125,000	Cash or shares of State Street common stock
Examining and Audit Committee and Risk Committee Chair Retainers	30,000	Cash or shares of State Street common stock
Human Resources Committee Chair Retainer	25,000	Cash or shares of State Street common stock
Nominating and Corporate Governance Committee and Technology and Operations Committee Chair Retainers	20,000	Cash or shares of State Street common stock
Examining and Audit Committee and Risk Committee Member Retainers[4]	20,000	Cash or shares of State Street common stock

(1)   A Board meeting fee of $1,500 applies after the 10th Board meeting attended during the Board year. Non-management directors also receive reimbursement of expenses incurred as a result of Board service.

(2)   The annual retainer and annual equity award are pro-rated for any non-management director joining the Board after the annual meeting. Committee retainers are pro-rated for any non-management director joining a committee during the Board year.

(3)   Non-management directors may elect to receive their retainers in cash or shares of State Street common stock. For non-management directors elected at the annual meeting, all awards made in shares of State Street common stock are granted based on the closing price of our common stock on the NYSE on the date of the annual meeting that begins the period, rounded up to the nearest whole share. Under the 2017 Stock Incentive Plan, with limited exceptions, the total value of all compensation components to a non-management director cannot exceed $1.5 million in a calendar year.

(4)   The Examining and Audit Committee and Risk Committee member retainer is payable to each member of the respective committee, other than the Lead Director and the committee's chair.

Pursuant to State Street's Deferred Compensation Plan for Directors, non-management directors may elect to defer the receipt of 0% or 100% of their (1) retainers, (2) annual equity award and/or (3) meeting fees. Non-management directors who elect to defer the cash payment of their retainers or meeting fees may choose from four notional investment fund returns for such deferred cash. Deferrals of common stock are adjusted to reflect the hypothetical reinvestment in additional shares of common stock for any dividends or other distributions on State Street common stock during the deferral period. Deferred amounts will be paid at the termination of Board service as either a lump sum or in installments over a two- to five-year period, as elected by the non-management director.

Director Stock Ownership Guidelines

Under our stock ownership guidelines, all non-management directors are required to maintain a target level of stock ownership equal to eight times the annual retainer of $90,000 for a total of $720,000. Non-management directors must hold all net shares received until they reach the target ownership level. For purposes of these stock ownership guidelines, the value of shares owned is based on the closing price of our common stock on the NYSE on the date that we use for the beneficial ownership table under the heading ''Security Ownership of Certain Beneficial Owners and Management.'' Non-management directors are credited with all shares they beneficially own for purposes of the beneficial ownership table, including any deferred share awards. Non-management directors are expected to attain the ownership level ratably over five years.

Our Securities Trading Policy prohibits directors from engaging in short selling, hedging or speculative trading in State Street securities.

As of March 1, 2022, Ms. Chandoha and Messrs. Portalatin and Rhea exceeded the pro-rated expected level of ownership but are below the full target ownership level, and therefore are subject to the holding requirement. Ms. DeMaio was not a member of the Board on March 1, 2022. Each of the other non-management directors exceeded the full target level of ownership under the guidelines.

2021 Director Compensation

The following table shows the compensation our non-management directors were paid during 2021 for their service as directors:

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Marie A. Chandoha	$110,000	$195,005	$40,407	$345,412
Patrick de Saint-Aignan	140,000	195,005	40,813	375,818
Lynn A. Dugle[4]	—	—	49,203	49,203
Amelia C. Fawcett	215,000	195,005	25,547	435,552
William C. Freda	140,000	195,005	40,813	375,818
Sara Mathew	115,000	195,005	—	310,005
William L. Meaney	110,000	195,005	70,547	375,552
Sean P. O'Sullivan	130,000	195,005	—	325,005
Julio A. Portalatin[5]	125,000	227,567	—	352,567
John B. Rhea[5],[6]	—	332,637	27,849	360,486
Richard P. Sergel	110,000	195,005	14,818	319,823
Gregory L. Summe	90,000	195,005	40,547	325,552

(1) Ms. DeMaio was elected to the Board on March 28, 2022 and is therefore not included in the 2021 Director Compensation table.

(2) On May 19, 2021, each non-management director other than Ms. Dugle received 2,319 shares of State Street common stock valued at $195,005 based on the closing price of our common stock on the NYSE of $84.09. Stock awards to non-management directors vest immediately, and there were no unvested non-management director stock awards as of December 31, 2021.

(3) Perquisites received in 2021 include director life insurance coverage, business travel accident insurance and medical benefits abroad coverage for international travel on behalf of State Street, ($813 for Messrs. de Saint-Aignan, Freda and Sergel; $547 for Dame Amelia Fawcett and Messrs. Meaney and Summe; $407 for Ms. Chandoha, $349 for Mr. Rhea and $203 for Ms. Dugle). Charitable contributions by non-management directors are eligible for a Company matching contribution of up to $40,000 per calendar year under the State Street matching gift program. Matching charitable contributions made on behalf of the non-management directors during 2021 were $70,000 for Mr. Meaney, which included $30,000 of prior calendar year contributions matched in 2021 and $40,000 of 2021 calendar year contributions matched in 2021; $40,000 for Mses. Chandoha and Dugle and Messrs. de Saint-Aignan,

Freda and Summe; $27,500 for Mr. Rhea; $25,000 for Dame Amelia Fawcett and $14,005 for Mr. Sergel. Ms. Dugle's perquisites also include a retirement gift ($9,000) in recognition of her six years of service as a member of the Board. Perquisites and other personal benefits for Ms. Mathew and Messrs. O'Sullivan and Portalatin have not been reported because the total did not exceed $10,000.

(4)   Ms. Dugle retired from the Board effective May 19, 2021. The retainers and equity award for Ms. Dugle's Board service during 2021 were paid during 2020 and reported in our proxy statement for the 2021 annual meeting of shareholders.

(5)   Messrs. Portalatin and Rhea joined the Board in March 2021. For their service between March 2021 and the 2021 annual meeting of shareholders, they each received (a) a pro-rated annual retainer: $15,000 in cash for Mr. Portalatin and 189 shares of State Street common stock with a total value of $15,010 based on the closing price of our common stock on the NYSE on March 5, 2021 of $79.42 for Mr. Rhea, who elected to receive his annual retainer in common stock in lieu of cash, and (b) a pro-rated annual equity award of 410 shares of State Street common stock with a total value of $32,562 based on the closing price of our common stock on the NYSE on March 5, 2021 of $79.42.

(6)   Mr. Rhea elected to receive his annual retainer in common stock in lieu of cash. As a result, he received an additional 1,071 shares of State Street common stock with a total value of $90,060 based on the closing price of our common stock on the NYSE on May 19, 2021 of $84.09.

Related-Person Transactions

The Board has adopted a written policy and procedures for the review of any transaction, arrangement or relationship in which State Street is a participant, the amount involved exceeds $120,000 and one of our executive officers, directors or 5% shareholders (or their immediate family members), who we refer to as ''related persons,'' has a direct or indirect material interest. A related person proposing to enter into such a transaction, arrangement or relationship must report the proposed related-person transaction to State Street's General Counsel. The policy calls for the proposed related-person transaction to be reviewed and, if deemed appropriate, approved by the Nominating and Corporate Governance Committee. A related-person transaction reviewed under the policy will be considered approved if it is authorized by the Nominating and Corporate Governance Committee (or the Committee Chair) after full disclosure of the related person's interest in the transaction. Such reporting and review shall occur prior to the effectiveness or consummation of the transaction. The General Counsel may present a related-person transaction arising in the time period between meetings of the Committee to the Chair of the Committee, who shall review and may approve the related-person transaction. The Chair shall report on any related-person transaction reviewed by the Chair at the next meeting of the Committee. Any ongoing related-person transactions are reviewed annually to evaluate whether or not they should be permitted to continue.

Related-Person Transaction Considerations

As appropriate for the circumstances, the Nominating and Corporate Governance Committee (or the Committee Chair) will review and consider:

- the related person's interest in the related-person transaction
- the approximate dollar value of the amount involved in the related-person transaction
- the approximate dollar value of the related person's interest in the transaction without regard to any profit or loss
- whether the transaction was undertaken in the ordinary course of State Street's business
- whether the transaction with the related person is on terms no less favorable to State Street than terms that could be reached with an unrelated third-party
- the purpose of the transaction and the potential benefits to State Street
- any other information regarding the related-person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction

The Nominating and Corporate Governance Committee will review all relevant information available about the transaction. The Committee may approve the transaction only if the Committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, the best interests of the Company and its shareholders. The Committee may, in its sole discretion, impose such conditions as it deems appropriate on State Street or the related person in connection with approval of the related-person transaction.

In addition to the transactions that are excluded by the instructions to the SEC's related-person transaction disclosure rule, the Board has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related-person transactions for purposes of this policy:

- interests arising solely from the related person's position as an executive officer, employee or consultant of another entity (whether or not the person is also a director of such entity) that is a party to the transaction, where (1) the related person and his or her immediate family members do not receive any special benefits as a result of the transaction and (2) the annual amount involved in the transaction equals less than the greater of $1 million or 2% of the consolidated gross revenues of the other entity that is a party to the transaction during that entity's last completed fiscal year; or

- a transaction that involves discretionary charitable contributions from State Street to a tax-exempt organization where a related person is a director, trustee, employee or executive officer, provided the related person and his or her immediate family members do not receive any special benefits as a result of the transaction, and further provided that, where a related person is an executive officer of the tax-exempt organization, the amount of the discretionary charitable contributions in any completed year in the last 3 fiscal years is not more than the greater of $1 million, or 2% of that organization's consolidated gross revenues in the last completed fiscal year of that organization (in applying this test, State Street's automatic matching of director or employee charitable contributions to a charitable organization will not be included in the amount of State Street's discretionary contributions)

David G. Phelan, the son of David C. Phelan, our Executive Vice President, General Counsel and Secretary, was employed with State Street until December 2021 as a Vice President in State Street's Global Markets division. In 2021, David G. Phelan received total compensation of less than $250,000. David G. Phelan's compensation was determined by his manager and leadership in the Global Markets division in accordance with standard division and Company compensation practices applicable to similarly situated employees with no influence, input or involvement by David C. Phelan. In accordance with the policy, the Nominating and Corporate Governance Committee reviewed and approved the employment relationship between State Street and David G. Phelan.

Based on information provided by the directors and executive officers, no other related-person transactions are required to be reported in this proxy statement under applicable SEC regulations. In addition, neither State Street nor the Bank has extended a personal loan or extension of credit to any of its directors or executive officers.

Human Capital

State Street's employees are a core asset and a key driver of our long-term performance. Our employees drive the company's value proposition, innovate better ways to serve our clients and act as custodians of our reputation. We seek to empower our employees by:

- Providing development and learning opportunities to help each person reach their full potential
- Promoting an inclusive, diverse and equitable workplace
- Improving organizational effectiveness

Our focus on attracting, developing and motivating employees is a key component of our long-term strategy. Accordingly, we measure our executives' performance and adjust their compensation based on critical leadership behaviors and culture traits that align with our human capital strategy, including progress towards our diversity goals.






Attract	Develop	Motivate
Our recruiting efforts are focused on attracting the industry's top performers in markets that align with the current demands and ever-changing nature of our business. We believe that our strength comes from our diversity, including with respect to race/ethnicity, gender, LGBTQ+ identity, disability and veteran status, and that attracting and hiring the best person for the job is core to our ability to be an essential partner to our clients.	Instilling our culture traits and values, promoting an environment in which employees feel encouraged to learn and grow in their careers and supporting them in strengthening our communities through a variety of volunteer and engagement initiatives helps us develop the talented individuals we recruit.	Motivating our employees to do their best requires clear alignment between our strategy, culture and performance management approach. We cascade our strategy, vision and goals throughout our organization, align individual performance expectations with those goals, and encourage managers to have frequent performance discussions with their teams.

Highlights of our human capital strategy and initiatives from 2021 and early 2022 are noted below. Additional detail, including EEO-1 data, can be found on our website.

Workforce Profile

Managing and supporting approximately 39,000 employees located in 30 countries

Employee Profile

	Women (Global)	Employees of Color (U.S. only)
Management (Senior Vice President+)	32%	16%
Non-Management	45%	35%
Overall	45%	34%

Note: Employee data as of December 31, 2021

Inclusion, Diversity and Equity (ID&E)

Working to accelerate progress on our ID&E programs via our "10 Actions"

- Management Leadership for Tomorrow (MLT) independently certified our data-driven, comprehensive plan, which is focused on achieving five pillars
  - ✓ Black representation at every level
  - ✓ Compensation equity
  - ✓ Inclusive, anti-racist work environment
  - ✓ Racially-just business practices
  - ✓ Racial justice contributions and investments

- Made tangible progress against our "10 Actions," including engaging our entire workforce in inclusion and anti-racism conversations and enhancing our suite of training programs on these topics

- Announced the undertaking of an external Civil Rights audit to assess the impacts of our business products and services

- Leveraged 24+ Employee Networks with 100+ chapters globally to facilitate courageous conversations and drive engagement

Employee Benefits and Wellbeing

Offering comprehensive and flexible benefit programs designed to meet the changing needs of our employees and their families

- Flexible work programs help employees manage the demands of their personal and professional lives

- Physical, emotional and financial wellness programs make for a happier and healthier workforce

- Parental and caretaker support benefits provide aid through life's important events

- Enhanced pandemic-related benefits maintained for 2021 (varying by location), providing support for COVID-19-related medical costs, additional time off, backup childcare options and reimbursement for home office equipment

Culture and Engagement

Leveraging shared traits and behaviors as a way to promote strong levels of employee connection to the company and to drive our business strategy and operating model

- Embedding culture traits and enterprise-wide behaviors to drive business strategy

- Encouraging integrity and ethical decision making and providing multiple avenues to speak up about behavior inconsistent with our values fosters trust and accountability

- Frequent employee surveys provide insight into employee sentiment on topics such as engagement, development, alignment, work/life balance, manager qualities and risk excellence

Learning and Development

Developing and training our workforce through a learner-centric approach to skills-training, including easily-accessible education options

- Internship and rotational programs to develop high-performing recent graduates to position them for early career success

- Rotational leadership development program and tailored development opportunities for high potential middle managers to build internal pipeline of talent for future leadership roles

- Developing and training our workforce to meet the evolving demands of our industry through enhanced learning curricula with modern, flexible learning options

Stewardship and Community Leadership

Impacting communities around the world through employee volunteering and financial support

- Partnering with charitable organizations in Poland to support refugees from Ukraine through humanitarian relief and employment assistance, such as translation, interview preparation, and resume drafting skills, and providing financial support through a grant to a Poland nonprofit and matching employee donations to Poland refugee relief on a 2:1 basis

- Supporting local non-profit organizations and driving employee engagement through skills-based volunteering

- Setting and working towards aggressive science-based environmental goals to reduce the environmental footprint of our business

Performance Management	Other Recognition Opportunities	Equitable Employment Practices
Motivating and rewarding high-performing employees with competitive incentive opportunities, encouraging employees to learn and grow in their careers	*Providing monetary and non-monetary recognition for specific behaviors that drive our business strategy and culture*	*Supporting equal pay for equal work and working to increase the representation of women and employees of color throughout our organization, especially among our senior executives*
• Employing a pay-for-performance philosophy and differentiating pay to reward our highest performers	• Expanding the use of our new recognition and rewards platform, which is designed to acknowledge and reward employees who exhibit or role model our culture traits	• Applying a global policy to not ask for compensation history for both internal and external hires
• Aligning employee and shareholder interests by delivering a significant portion of incentive compensation in deferred equity-based pay to our senior executives	• Recognizing employees who exhibit exemplary risk management performance, encouraging ethical behavior and courage in speaking up	• Requiring a diverse candidate slate for all management-level positions and some non management-level positions, and strongly encouraging interview panels that reflect demographic and geographic diversity
• Employing a performance management process that involves collaborative planning and ongoing performance assessments, accounting for evolving business priorities and enabling better performance differentiation	• Recognizing employees who embody the spirit of our "10 Actions," and who role model allyship and commitment to our "10 Actions" principles	• Providing training on recognizing unconscious bias, making fair and consistent compensation decisions, and developing and applying inclusive management behaviors
• Linking our culture to performance management by encouraging performance priorities that connect to critical enterprise-wide behaviors that drive our culture and by adjusting senior executive compensation based on progress against diversity initiatives	• Recognizing employees who have made outstanding volunteer contributions to charitable organizations in their communities	

Board and Management Oversight of Human Capital

Our Board of Directors' Human Resources Committee has oversight of human capital management, including recruitment, retention, and inclusion and diversity initiatives. A management-level committee, the Enterprise Talent Management Committee, provides leadership and input on all aspects of our global talent-related initiatives that support achievement of our strategic priority to become a higher-performing organization. The Enterprise Talent Management Committee operates as a subcommittee of our Management Committee, which is a senior leadership committee overseeing our global business activities.

Item 1: Election of Directors

> **The Board of Directors unanimously recommends that you vote**
> **FOR**
> **each of the nominees for director (Item 1 on your proxy card)**

Each director elected at the 2022 annual meeting of shareholders will serve until the next annual meeting of shareholders, except as otherwise provided in State Street's by-laws. Of the 13 director nominees, 12 are non-management directors and one serves as the Chief Executive Officer of State Street. All of the non-management directors are independent, as determined by the Board under the applicable definition in the NYSE listing standards and the State Street Corporate Governance Guidelines.

Pursuant to State Street's by-laws, the Board has fixed the number of directors at 13. Unless contrary instructions are given, shares represented by proxies solicited by the Board of Directors will be voted for the election of the 13 director nominees listed below. We have no reason to believe that any nominee will be unavailable for election at the annual meeting. In the event that one or more nominees is unexpectedly not available to serve, proxies may be voted for another person nominated as a substitute by the Board or the Board may reduce the number of directors to be elected at the annual meeting. Information relating to each nominee for election as director is described below, including:

- age and period of service as a director of State Street

- business experience during at least the past five years (including directorships at other public companies)

- community activities

- other experience, qualifications, attributes or skills that led the Board to conclude the director should serve or continue to serve as a director of State Street

The Board of Directors recommends that shareholders approve each director nominee for election based upon the qualifications and attributes discussed below. See ''Corporate Governance at State Street—Board Composition'' for a further discussion of the Board's process and reasons for nominating these candidates.



MARIE A. CHANDOHA

Age 60, Director since 2019

Board Roles and Committees

- Examining and Audit Committee
- Technology and Operations Committee

Career Highlights

- Retired President and Chief Executive Officer, Charles Schwab Investment Management, Inc., the investment management subsidiary of Charles Schwab Corporation, an NYSE-listed brokerage and wealth management firm (2010 to 2019); Chief Investment Officer (2010)

- Director, Macy's Inc., a retail department store (2022 to present)

- Former Managing Director, Head, ETF, Index and Model-Based Fixed Income Portfolio Management, BlackRock, Inc., an investment management company (2009 to 2010); Global Head, Fixed Income Business, Barclays Global Investors (2007 to 2009) prior to acquisition by BlackRock, Inc.

- Former Co-Head and Senior Portfolio Manager of the Montgomery Fixed Income Division, Wells Capital Management, an investment management company (1999 to 2007)

Qualifications and Attributes

Prior to retiring from her role as president and chief executive officer of Charles Schwab Investment Management, Inc., Ms. Chandoha implemented a new vision of the business by reorganizing the leadership team, adding strong governance and risk management and by delivering transparent, low-cost and straightforward investment products and solutions. In addition, Ms. Chandoha transformed the technology and operational platform to efficiently scale and grow the company and increased third-party distribution capabilities. Before joining Charles Schwab Investment Management, Inc., Ms. Chandoha was the global head of the fixed income division of BlackRock, Inc. where she focused on commercialization, innovation and new product development. Ms. Chandoha's more than 35 years of experience as a leader in the financial services industry and her record transforming businesses provides the Board with valuable expertise as State Street continues its technological innovation to continue exceeding client expectations. She currently serves as an advisory committee member for Zoe Financial, Inc. Ms. Chandoha is vice chair of the California chapter of the Nature Conservancy and previously served as member of the board of governors and executive committee of the Investment Company Institute. She received a B.A. degree in economics from Harvard University.



DONNALEE DEMAIO
Age 63, Director Since 2022

Board Roles and Committees
None

Career Highlights

- Retired Executive Vice President and Global Chief Operating Officer, General Insurance, American International Group, Inc. (AIG), an NYSE-listed global finance and insurance company (2018 to 2019); Executive Vice President and Chief Auditor (2017 to 2018); President and Global Head of Credit Lines (2015 to 2016); President and Chief Executive Officer, United Guaranty Corporation, an AIG subsidiary (2012 to 2017); Chief Operating Officer, United Guaranty Corporation (2012)

- Director, Hiscox Ltd., a London Stock Exchange-listed international insurance group (2021 to present)

- Former President and Chief Executive Officer, MetLife Bank N.A., a full-service retail bank (2005 to 2012); Vice President and Chief Financial Officer (2002 to 2005)

- Former National Consulting Partner, PricewaterhouseCoopers (PwC), a multinational professional services network of firms (1999 to 2002); Client Services Partner (1993 to 1999); Senior Audit Manager (1983 to 1993)

Qualifications and Attributes

As executive vice president and global chief operating officer for AIG, Ms. DeMaio was responsible for all operational aspects of General Insurance globally, including shared services sites in Asia, the U.S. and Europe. She held a variety of senior roles at AIG including, oversight of technology, operations, procurement, risk and control and transformation. Ms. DeMaio also served as AIG's chief auditor where she reported directly to the Audit Committee of the AIG board of directors. During her tenure at United Guaranty, a subsidiary of AIG, in which she held senior management roles, she successfully grew operating income and implemented a technology modernization strategy. Before joining AIG, Ms. DeMaio served as president and chief executive officer of MetLife Bank, pioneering their consumer lending business and substantially growing the business while building a risk management organization to oversee financial and operational risk matters. Ms. DeMaio's significant experience in highly regulated entities in financial services and insurance, and her direction and leadership to significantly transform technology, finance and operations organizations, as well as her experience in audit and risk management, provides the Board with broad expertise and a global business perspective to guide State Street's strategic initiatives. Ms. DeMaio is a CPA and received a B.A. degree from Muhlenberg College.



PATRICK DE SAINT-AIGNAN
Age 73, Director Since 2009

Board Roles and Committees

- Examining and Audit Committee
- Executive Committee
- Risk Committee (Chair)
- Technology and Operations Committee

Career Highlights

- Retired Managing Director and Advisory Director, Morgan Stanley, an NYSE-listed global financial services company (1974 to 2007); firm-wide head of risk management (1995 to 2002)

- Member of Supervisory Board, BH PHARMA, a private generic drug development company (2015 to present)

- Former Director, Allied World Assurance Company Holdings AG, a former NYSE-listed specialty insurance and reinsurance company acquired by Fairfax Financial Holdings in 2017 (2008 to 2017); member of the Enterprise Risk Committee (Chairman), Compensation Committee, Audit Committee and Investment Committee

- Former Director, Bank of China Limited (2006 to 2008); member of the Audit Committee (Chairman), the Risk Policy Committee and the Personnel and Remuneration Committee

Qualifications and Attributes

Mr. de Saint-Aignan's extensive experience in risk management, corporate finance, capital markets and firm management brings to the Board a sophisticated understanding of risk, particularly with respect to the implementation of risk and monitoring programs within global financial services. His service on the board of directors and committees of several other companies gives him additional perspective on global management and corporate governance. A dual citizen of the United States and France, he was honored with Risk Magazine's Lifetime Achievement Award in 2004. Mr. de Saint-Aignan holds his B.B.A. degree from the Ecole des Hautes Etudes Commerciales and an M.B.A. from Harvard University.



AMELIA C. FAWCETT
Age 65, Director Since 2006

Board Roles and Committees

- **Lead Director**
- Executive Committee
- Human Resources Committee

Career Highlights

- Governor, Wellcome Trust, a politically and financially independent global charitable science foundation (2019 to present); member Audit and Risk Committee (Chair) and Remuneration Committee (Chair)

- Member, Financial Policy Council, Bermuda Monetary Authority (BMA), an advisory body to the BMA and the Ministry of Finance, focused on financial system stability (2016 to present)

- Former Vice Chairman and Chief Operating Officer of European, Middle East and Africa Operations, Morgan Stanley, an NYSE-listed global financial services company (2002 to 2006) and Morgan Stanley International Limited, London (2006 to 2007); Senior Adviser (2006 to 2007); Managing Director and Chief Administrative Officer for European Operations (1996 to 2002); Executive Director (1992 to 1996); Vice President (1990 to 1992)

- Former Chairman, Kinnevik AB, a Nasdaq Stockholm-listed long-term oriented investment company (2018 to 2021); Deputy Chairman (2013 to 2018); Non-Executive Director (2011 to 2021); member of People and Remuneration Committee and Governance, Risk and Compliance Committee (Chair);

- Former Chairman, Standards Board for Alternative Investments, (U.K.) (2011 to 2020), the global standard-setting body for the alternative investment industry

- Former Non-Executive Director, HM Treasury, the British Government's Economic & Finance Ministry (2012 to 2018)

Qualifications and Attributes

Dame Amelia Fawcett, a dual American and British citizen, has many years of extensive and diverse financial services experience. At Morgan Stanley, she served in many roles, including vice chairman and chief operating officer of Morgan Stanley International, and had responsibility for development and implementation of the company's business strategy (including business integration), as well as oversight of the company's infrastructure and operational risk functions, and corporate affairs. Prior to joining Morgan Stanley, she was an attorney at the New York-based law firm of Sullivan & Cromwell, practicing primarily in the areas of corporate and banking law in both New York and Paris. Her service on both the Court of Directors of the Bank of England (the Board of the British Central Bank) and the British Treasury provided her with valuable experience with the complex regulatory and compliance frameworks of the financial industry, both in the U.K. and internationally. Dame Amelia was awarded a CBE (Commander of the Order of the British Empire) and a DBE (Dame Commander of the Order of the British Empire) by the Queen, in both instances for services to the finance industry, and in 2018 the Queen made her a Commander of the Royal Victorian Order for services as Chairman of The Prince of Wales's Charitable Foundation. In addition, in 2004, she received His Royal Highness The Prince of Wales's Ambassador Award recognizing responsible business activities that have a positive impact on society and the environment. Dame Amelia's public policy experience and experience in the European banking markets provide a valuable international financial markets perspective to State Street. She currently serves in the capacity as governor of the Wellcome Trust, chair of the Royal Botanic Gardens (Kew) and a trustee of Project HOPE UK. Dame Amelia was formerly chairman of The Prince of Wales's Charitable Foundation, deputy chairman and governor of the London Business School, deputy chairman of the National Portrait Gallery, chairman of the American Friends of the National Portrait Gallery and a commissioner of the U.S.-U.K. Fulbright Commission. Dame Amelia received a B.A. degree from Wellesley College and a J.D. degree from the University of Virginia.



WILLIAM C. FREDA
Age 69, Director Since 2014

Board Roles and Committees

- Examining and Audit Committee (Chair)
- Executive Committee
- Risk Committee

Career Highlights

- Retired Senior Partner and Vice Chairman, Deloitte, LLP, a global professional services firm (2011 to 2014); Managing Partner of Client Initiatives (2007 to 2011); member of U.S. Executive Committee
- Chair, Hamilton Insurance Group, a global insurance and reinsurance company (2017 to present); Director (2014 to 2017)
- Director, Guardian Life Insurance Company, a mutual life insurance company (2014 to present)
- Former Director, Deloitte Touche Tohmatsu Limited (2007 to 2013); member of Risk Committee (Chairman) and Audit Committee (Chairman)

Qualifications and Attributes

As senior partner and vice chairman of Deloitte, LLP, Mr. Freda served Deloitte's most significant clients and maintained key relationships, acting as a strategic liaison to the marketplace as well as to professional and community organizations. Mr. Freda joined Deloitte in 1974 and built a distinguished record of service during his 40-year career, having served on a wide range of multinational engagements for many of Deloitte's largest and most strategic clients. Mr. Freda brings to the Board key insight and perspective on risk management, international expansion and client relationships gained through his extensive experience interacting with audit committees, boards of directors and senior management. Mr. Freda received a B.S. degree in accounting from Bentley University.



SARA MATHEW
Age 66, Director Since 2018

Board Roles and Committees

- Executive Committee
- Human Resources Committee (Chair)
- Nominating and Corporate Governance Committee

Career Highlights

- Retired Chairman and Chief Executive Officer, Dun & Bradstreet Corporation, an NYSE-listed international commercial data and analytics provider (2010 to 2013); President and Chief Operating Officer (2007 to 2009); Chief Financial Officer (2001 to 2007)
- Non-Executive Chairman, Federal Home Loan Mortgage Corporation, a government-sponsored enterprise operating in the secondary residential mortgage market (2019 to present); Director (2013 to present); member of Audit Committee (Chair), Executive Committee and Nominating and Governance Committee
- Director, Reckitt Benckiser Group plc, an FTSE-listed health and hygiene company (2019 to present); member of Audit Committee
- Director, Xos Inc., a Nasdaq-listed electric mobility company (2021 to present); member of the Compensation Committee (Chair) and Audit Committee
- Director, Dropbox, a Nasdaq-listed file sharing and cloud storage service (2021 to present); member of the Audit Committee and Compensation Committee
- Former Director, NextGen Acquisition Corporation, a Nasdaq-listed special purpose acquisition company (SPAC) (2020 to 2021); member of the Audit Committee and Compensation Committee
- Former Director, Campbell Soup Company, an NYSE-listed consumer food producer (2005 to 2019); member of Audit Committee (Chair) and Finance and Corporate Development Committee
- Former Director, Shire Plc, a Nasdaq-listed FTSE 25 biopharmaceutical company (2015 to 2019; prior to acquisition by Takeda Pharmaceutical Company Limited in 2019); Chair of Audit and Risk Committee and member of Compliance and Nomination and Governance Committee

Qualifications and Attributes

As chairman and chief executive officer of Dun & Bradstreet, Ms. Mathew led the transformation from a data collection business into an innovative provider of data analytics and insights. Prior to her role as chairman and chief executive officer, she served as president and chief operating officer, overseeing consumer segments, and as chief financial officer where she initiated and managed the redesign of accounting processes and controls. Before joining Dun & Bradstreet, Ms. Mathew held various positions at Procter and Gamble within finance, accounting, investor relations and brand management. Her deep background in finance, technology, corporate strategy and operations, combined with her 18-year tenure leading and overseeing a diverse assortment of international consumer-focused companies and transformational initiatives, provides a unique, innovative and global perspective to State Street. She received a B.S. degree in physics, mathematics and chemistry from the University of Madras, India and an M.B.A. from Xavier University.



WILLIAM L. MEANEY
Age 61, Director Since 2018

Board Roles and Committees

- Executive Committee
- Human Resources Committee
- Nominating and Corporate Governance (Chair)

Career Highlights

- President, Chief Executive Officer and Director, Iron Mountain, Inc., an NYSE-listed information management and data backup and recovery company (2013 to present)
- Former Director, Qantas Airways, an Australian Securities Exchange-listed airline (2012 to 2018); member of the Safety, Health, Environment and Security Committee and the Remuneration Committee
- Former Chief Executive Officer, Zuellig Group, a privately owned long-term holding company based in Hong Kong (2004 to 2012)

Qualifications and Attributes

Mr. Meaney, a citizen of the United States, Switzerland and Ireland, has extensive domestic and international business experience across both established and emerging markets. As the president and chief executive officer of Iron Mountain, he has continued to lead the company as it evolves and expands its secure storage and digital transformation offerings. Before joining Iron Mountain, Mr. Meaney was the chief executive officer of Zuellig Group, where he was responsible for a diverse portfolio of Asia Pacific businesses that spanned a variety of heavily regulated and consumer-based industries, including health care, agriculture, pharmaceuticals and materials handling. He has held several senior positions throughout the airline industry, including chief commercial officer of Swiss International Airlines and executive vice president of South African Airways, founded and managed his own consulting firm and served as an operations officer with the U.S. Central Intelligence Agency. Mr. Meaney provides State Street's Board with an acute global viewpoint on corporate strategy and business expansion founded upon his background in leading and developing large U.S. and international companies. Mr. Meaney is a member of the President's Council of Massachusetts General Hospital and is a former trustee of Rensselaer Polytechnic Institute and Carnegie Mellon University. He holds a B.S. degree from Rensselaer Polytechnic Institute and an M.B.A. from Carnegie Mellon University.



RONALD P. O'HANLEY
Age 65, Director Since 2019

Board Roles and Committees

- **Chairman of the Board**
- Executive Committee (Chair)
- Risk Committee

Career Highlights

- State Street Corporation, Chairman (2020 to present); President and Chief Executive Officer (2019 to present); President and Chief Operating Officer (2017 to 2019); Vice Chairman (2017); Chief Executive Officer and President, State Street Global Advisors (2015 to 2017)
- Director, Unum Group, an NYSE-listed provider of financial protection benefits in the United States and United Kingdom (2015 to present); member of the Human Capital Committee and Governance Committee
- Former President of Asset Management & Corporate Services, Fidelity Investments, Inc., a multinational financial services corporation (2010 to 2014)
- Former Chief Executive Officer and President, BNY Mellon Asset Management (2007 to 2010)

Qualifications and Attributes

Mr. O'Hanley joined State Street in 2015 to lead State Street's investment management business as the chief executive officer and president of State Street Global Advisors. Since that time, he has held several senior leadership positions within the Company, serving as vice chairman from January 2017 to November 2017 and president and chief operating officer from November 2017 to February 2019. Effective January 1, 2019, Mr. O'Hanley began his service as chief executive officer and as a member of the Board of Directors and effective January 1, 2020, he was appointed chairman of the Board. His extensive leadership, executive management and operational experience over the last three decades in asset management and global financial services provides the Board with the experience necessary to help navigate the Company's strategic priorities on data management, client experience and technology enhancement. Mr. O'Hanley received a B.A. degree from Syracuse University and an M.B.A. from Harvard Business School.



SEAN O'SULLIVAN
Age 66, Director Since 2017

Board Roles and Committees

- Executive Committee
- Risk Committee
- Technology and Operations Committee (Chair)

Career Highlights

- Retired Group Managing Director and Group Chief Operating Officer, HSBC Holdings, plc., an NYSE-listed banking and financial services organization (2011 to 2014); Executive Director and Chief Technology and Services Officer, HSBC Bank plc. (2007 to 2010)

Qualifications and Attributes

As the group managing director and group chief operating officer of HSBC Holdings, plc., Mr. O'Sullivan led the bank's global operations and information technology functions, with worldwide responsibilities for business transformation, organizational restructuring and operational effectiveness. Prior to this role, Mr. O'Sullivan held various positions throughout HSBC in the U.S., Canada and Europe. His 34-year tenure at HSBC provided him with valuable experience with the operational and technology challenges faced by a large, global financial institution as well as the management of overall company effectiveness and efficiency, including development of a global approach to expense management and operational risk management. Mr. O'Sullivan is a member of the Information Technology Advisory Committee at the University of British Columbia and a former trustee of the York University Foundation. He is a dual citizen of Canada and the U.K. and received a B.A. degree from the Ivey School of Business at Western University.



JULIO A. PORTALATIN
Age 63, Director Since 2021

Board Roles and Committees

- Risk Committee
- Technology and Operations Committee

Career Highlights

- Retired Vice-Chair, Marsh & McLennan Companies, an NYSE-listed professional services firm (2019 to 2020); President and Chief Executive Officer, Mercer Consulting Group, Inc., a business of Marsh & McLennan Companies (2012 to 2019)

- Director, SERVPRO, a private cleaning and restoration company (2021 to present)

- Former President and Chief Executive Officer, Chartis Growth Economies, a division of American International Group (AIG), an NYSE-listed global finance and insurance company (2011 to 2012); President and Chief Executive Officer, Chartis Emerging Markets (2010 to 2011); President and Chief Executive Officer, AIG Europe S.A. (2008 to 2010); President, Worldwide Accident and Health, American International Underwriters (2003 to 2008)

- Former Director, DXC Technology, an NYSE-listed information technology company (2017 to 2020); member of the Compensation Committee

Qualifications and Attributes

As president and chief executive officer of Mercer Consulting Group, Inc., Mr. Portalatin expanded Mercer's global operations, increased revenue from emerging markets, executed transformative acquisitions and advised clients on $11 trillion of assets. He also led the reorganization of Mercer's leadership team, established strong governance and risk management practices and developed transparent, low-cost and straightforward investment products and solutions. Prior to joining Mercer, Mr. Portalatin served in various senior leadership positions at American International Group (AIG), including as President and CEO of Chartis Growth Economies (now AIG Growth Economies), where he led the strategic global expansion of the business in several regions, including Asia-Pacific, Latin America, South Asia, Europe, Middle East and Africa. Mr. Portalatin also serves as a thought leader on the changing workforce and is a leading contributor on the dialogue of the future of work, human capital, diversity, global economic trends, financial wellness and pension systems. Mr. Portalatin's strong international background and extensive experience in the strategic leadership and operation of complex global businesses provides the Board with valuable experience as the Company seeks to expand its global footprint and continue its risk excellence initiatives. Mr. Portalatin currently serves on the boards of AARP, Covenant House International and Hofstra University. He holds a B.S. degree in business management and an honorary doctorate from Hofstra University.



JOHN B. RHEA
Age 56, Director Since 2021

Board Roles and Committees

• Technology and Operations Committee

Career Highlights

• Partner, Centerview Partners LLC, an independent investment banking and advisory firm (2020 to present)

• Founder and Managing Partner, RHEAL Capital Management, LLC, a real estate development and investment firm (2014 to present)

• Director, Invitation Homes, Inc., an NYSE-listed Real Estate Investment Trust, (2015 to present); member of the Compensation and Management Development Committee (Chair) and Investment and Finance Committee

• Former Senior Advisor and President, Corporate Finance and Capital Markets, Siebert Williams Shank & Co., LLC, an independent non-bank financial services firm (2017 to 2020)

• Former Senior Advisor, Boston Consulting Group, a global management consulting firm (2014 to 2017)

• Former Chairman and Chief Executive Officer, New York City Housing Authority (NYCHA) (2009 to 2014)

Qualifications and Attributes

Mr. Rhea has more than 30 years of experience as a trusted advisor to senior management, boards of directors and regulatory agencies on a wide range of strategic and finance matters. In his current role as partner at Centerview Partners LLC, he advises clients with a focus on capital advisory, merger and acquisitions, real estate and corporate impact. Prior to joining Centerview Partners, Mr. Rhea served as senior advisor and president of capital markets and corporate finance at Siebert Williams Shank & Co., LLC, where he led all corporate advisory, underwriting and markets businesses. He also previously served as senior advisor to the Boston Consulting Group and chairman and CEO for NYCHA, the largest public housing authority in North America. Prior to NYCHA, Mr. Rhea spent more than 18 years as an investment banker and strategy consultant and was recognized by Black Enterprise as one of the Top 75 Blacks on Wall Street. Mr. Rhea's significant experience in corporate finance, capital markets and advising large complex organizations on mergers and acquisitions and strategic planning provides the Board with valuable perspective on corporate strategy and financing transactions. Mr. Rhea has served on and chaired several non-profit boards and is currently a director of Wesleyan University, Red Cross Greater New York and University of Detroit Jesuit School. He received a B.A. degree from Wesleyan University and an M.B.A from Harvard Business School.



RICHARD P. SERGEL
Age 72, Director Since 1999

Board Roles and Committees

• Examining and Audit Committee

• Human Resources Committee

• Nominating and Corporate Governance Committee

Career Highlights

• Retired President and Chief Executive Officer, North American Electric Reliability Corporation (NERC), a self-regulatory organization for the bulk electricity system in North America (2005 to 2009)

• Director, Emera, Inc., a Toronto Stock Exchange-listed energy and services company (2010 to present)

• Former President and Chief Executive Officer, New England Electric System (and its successor company, National Grid USA), an NYSE-listed electric utility (1998 to 2004)

Qualifications and Attributes

Mr. Sergel's responsibilities as chief executive officer of the North American Electric Reliability Corporation included imposing statutory responsibility and regulating the industry through adoption and enforcement of standards and practices. To do so, he led NERC to establish the first set of legally enforceable standards for the U.S. bulk power system. Prior to joining NERC, he spent 25 years with the New England Electric System, where he oversaw the merger with National Grid in 2000. His extensive practical and technical expertise in navigating the energy market through regulatory change and major transactions offers the Board important perspective on the evolving financial services industry and regulatory environment. Mr. Sergel served in the United States Air Force Reserve from 1973 to 1979 and has served as a director of Jobs for Massachusetts and of the Greater Boston Chamber of Commerce. He is a former trustee of the Merrimack Valley United Way and of the Worcester Art Museum, prior chairman of the Consortium for Energy Efficiency and was a member of the Audit Committee for the Town of Wellesley, Massachusetts. Mr. Sergel received a B.S. degree from Florida State University, an M.S. from North Carolina State University and an M.B.A. from the University of Miami.



GREGORY L. SUMME
Age 65, Director Since 2001

Board Roles and Committees

- Human Resources Committee

- Nominating and Corporate Governance Committee

Career Highlights

- Managing Partner and Founder, Glen Capital Partners, LLC, an alternative asset investment fund (2013 to present)

- Director, NXP Semiconductors, a Nasdaq-listed semiconductor manufacturer (2010 to present); member of the Nominating and Corporate Governance Committee (Chair); (Director, 2010 to 2015 and Chairman, 2013 to 2015 as Freescale Semiconductor, Inc., prior to its acquisition by NXP Semiconductors in 2015; 2015 to present as NXP Semiconductors)

- Director, Avantor, Inc., an NYSE-listed chemical and materials company (2020 to present); member of the Nominating and Corporate Governance Committee (Chair) and Compensation and Human Resources Committee

- Director, Virgin Orbit Holdings, Inc., a Nasdaq listed provider of satellite launching services (2021 to present); member of the Audit Committee (Chair) and Compensation Committee

- Former Managing Director and Vice Chairman of Global Buyout, Carlyle Group, a Nasdaq-listed global asset manager (2009 to 2014)

- Former Chairman, Chief Executive Officer and President, PerkinElmer, Inc., an NYSE-listed developer and producer of life science equipment and services (1998-2009)

- Former Co-Chairman and Co-Founder, NextGen Acquisition Corporation I; NextGen Acquisition Corporation II, each a Nasdaq-listed special purpose acquisition company (SPAC) (2020-2021)

- Former Director, LMI Aerospace, a Nasdaq-listed designer and provider of aerospace structures (2014 to 2017)

Qualifications and Attributes

Mr. Summe has extensive management experience leading large and complex corporate organizations in evolving environments. While vice chairman of Carlyle Group, he was responsible for numerous buyout funds in financial services. His experience in private equity and M&A transactions has afforded him a deepened exposure to understanding varied business models, practices, strategies and environments and assessing value in varied international regions. During his tenure as chairman and chief executive officer at PerkinElmer, Mr. Summe led the company's transformation from a diversified defense contractor to a technology leader in health sciences. Prior to joining PerkinElmer, Mr. Summe held leadership positions at AlliedSignal (now Honeywell), General Electric and McKinsey & Co. Mr. Summe holds B.S. and M.S. degrees in electrical engineering from the University of Kentucky and the University of Cincinnati, respectively, and an M.B.A. with distinction from the Wharton School of the University of Pennsylvania. He is in the University of Kentucky's Hall of Distinction.

Executive Compensation

Compensation Discussion and Analysis

In this compensation discussion and analysis, or CD&A, we describe our approach to executive compensation and our compensation decisions for 2021 for the following named executive officers, or NEOs:

- **Ronald P. O'Hanley** — President and Chief Executive Officer

- **Eric W. Aboaf** — Executive Vice President and Chief Financial Officer

- **Francisco Aristeguieta** — Executive Vice President and Chief Executive Officer of State Street Institutional Services

- **Andrew J. Erickson** — Executive Vice President, Chief Productivity Officer and Head of International

- **Louis D. Maiuri** — Executive Vice President and Chief Operating Officer

In this CD&A, references to the Committee are references to the Human Resources Committee of the Board.

Executive Summary

Corporate Performance Summary

In 2021, State Street demonstrated meaningful strategic, operational and financial progress. We continued to execute against our annual business goals and drive our long-term strategy:

✓ Delivered strong financial results, including:

  ○ Earnings per share (EPS) growth and pre-tax margin improvement compared to 2020

  ○ Record levels of servicing and management fee revenues, with total fee revenue increasing by 5% compared to 2020 and exceeding $10 billion for the first time

  ○ Positive fee and total operating leverage

  ○ Productivity efforts that delivered approximately $330 million of gross expense savings

  ○ Three-year total shareholder return (TSR) of 61.4%, exceeding both Direct Peers[*]

✓ Improved our sales effectiveness, achieving a record $3.5 trillion of assets under custody and administration (AUC/A) wins, as well as record full-year exchange-traded funds (ETF) net inflows

✓ Reignited a focus on the client experience, establishing a team dedicated to understanding and improving client sentiment across the firm; achieved favorable client net promoter score (NPS) results of +17, an increase of +3 compared to 2020

✓ Restructured client management and progressed segment and country strategy with specific leadership assignments for revenue generation and retention, client engagement and investment prioritization

✓ Continued to execute on our State Street Alpha[SM] strategy,[**] with nine reported new Alpha clients and ten of 19 total Alpha clients live at year-end 2021

✓ Launched an enhanced Investment Servicing strategy tailored to deliver better growth across regions and client segments, while improving client experience and relationship management

✓ Continued to improve our product capabilities, launching Alpha for private markets and our new State Street Digital division

✓ Announced our agreement to acquire the Brown Brothers Harriman (BBH) Investor Services business, which we expect to strengthen our market leadership in asset servicing, expand and deepen our international reach, propel our front-to-back Alpha strategy and enhance our financial profile and add strong talent and industry-leading service excellence[***]

✓ Continued to invest in our talent to drive performance, implementing new talent strategies to attract, develop and motivate top talent in an increasingly tight labor market: strong recruitment and hiring practices helped to bring on key talent throughout the organization to support our strategic objectives. Also made tangible progress against our "10 Actions to Address Racism and Inequality" objectives, including increased use of diverse outside advisors and other vendors and year-over-year improvements in six of eight categories of diverse representation

✓ Maintained focus on continuously improving our risk management posture

[*] Our Direct Peers are the peers with whom we compete most directly, Northern Trust Corporation and The Bank of New York Mellon Corporation.

[**] State Street Alpha is the first front-to-back asset servicing platform from a single provider for institutional investment and wealth management firms. Alpha brings together our clients' choice of real-time data and asset intelligence across the investment lifecycle to help them make better decisions and deliver growth for their clients.

[***] The planned transaction is subject to the receipt of regulatory approvals and other closing conditions.

The performance metrics used in our executive compensation programs are linked to the financial results below presented on a non-GAAP basis, unless otherwise noted. Additional performance indicators are presented under "Corporate Performance Summary" and "2021 Financial Performance Results."

Consolidated Financial Performance, excluding notable items, non-GAAP[1],[2]

	2021	2020	Change
Total fee revenue	$10,012	$ 9,499	5.4%
Total revenue	11,916	11,703	1.8%
Expenses	8,662	8,542	1.4%
Operating Margin	27.3%	27.0%	30 bps
EPS	7.44	6.70	11.0%
Return on average common equity (ROE) (GAAP)	10.7%	10.0%	70 bps

(1) Financial results in this section are presented on a non-GAAP basis, unless otherwise noted. Non-GAAP financial results adjust selected GAAP-basis financial results to exclude the impact of notable items outside of State Street's normal course of business. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP. For a reconciliation of non-GAAP measures presented in this proxy statement, see *Appendix C*.

(2) $ in millions, except per share data.

Total Shareholder Return (TSR)[1]	State Street	Rank vs. Two Direct Peers	Percentile vs. KBW Bank Index[2]	Percentile vs. S&P 500 Financial Index[2]
1-Year (12/31/20-12/31/21)	31.0%	3	30th	25th
3-Year (12/31/18-12/31/21)	61.4%	1	45th	35th
5-Year (12/31/16-12/31/21)	36.3%	3	25th	20th

(1) TSR results based on S&P Capital IQ data and reflects cumulative shareholder return between the dates shown, including reinvestment of dividends.

(2) State Street percentile positioning rounded to the nearest 5th percentile. References in this document to the S&P 500 Financial Index are to the Capital Markets and Banks subsets of the S&P 500 Financial Index.

Determining 2021 NEO Compensation

We use a total incentive compensation approach, focusing primarily on corporate performance. The amount of each NEO's incentive compensation award is determined using the same percentage of target for all NEOs based on corporate performance, with an individual modifier applied as appropriate. The award is delivered through various cash and equity-based vehicles, including performance-based restricted stock units (RSUs). In the summary below, we describe how we determine total incentive compensation and then describe the vehicles through which we deliver it.



Corporate Performance	**Individual Performance**	**Outcome for 2021**
(Drives 100% of incentive compensation award, subject to individual performance adjustment)	*(Drives adjustment of up to +/- 30% from corporate performance factor)*	

To determine our NEOs' incentive compensation awards for 2021, the Committee started by evaluating overall corporate performance relative to our financial, business and risk management goals. These goals were set at the beginning of 2021 and were measured throughout the year using performance scorecards, which included both qualitative and quantitative assessments. During its evaluation of 2021 performance, the Committee reviewed financial results presented in conformity with GAAP, as well as financial results presented on a basis that excludes or adjusts one or more items from GAAP (a non-GAAP presentation). A summary of each scorecard and the Committee's evaluation are provided in the table below, with further detail provided under "2021 Performance and Compensation Decisions – Corporate Performance."

Performance Scorecard	2021 Corporate Goals and Key Actions	2021 Key Performance Highlights[1]	Committee Evaluation
Financial Performance	• Meet our 2021 budget and achieve revenue growth and expense management targets • Improve pre-tax margin and ROE (GAAP) performance	• 2021 financial performance was above expectations, with three-year TSR leading our Direct Peers at 61.4% and revenue, EPS, ROE (GAAP) and pre-tax margin improving compared to 2020 and all key financial performance metrics other than expenses exceeding expectations relative to budget	**Above Expectations**
Business Performance	**Grow Revenue** • Grow revenue by deepening existing and developing new client relationships • Continue Alpha platform development and grow State Street Alpha client base • Win and retain more business than our competitors • Position State Street Global Advisors for sustained revenue and profit growth **Transform the Way We Work** • Increase efficiency and resiliency of our operating model • Modernize our technology infrastructure • Deliver on excellence in risk management • Finalize internal controls program and deliver on 2021 objectives **Build a Higher Performing Organization** • Transform organizational performance through talent, productivity and culture • Advance our "10 Actions"	• Business performance was above expectations, reflecting progress against our revenue growth goals, including strengthening our sales efforts and outcomes, launching State Street Digital and announcing our agreement to acquire the BBH Investor Services business, and successfully executing multiple Alpha client go-lives • Continued to transform the way we work, strengthening our technology infrastructure and resiliency posture through investments in cyber risk management capabilities, further application rationalization and enhanced data center strategies • Continued to build a higher performing organization, implementing a technology platform to capture and track individual productivity metrics and making tangible progress against several of our "10 Actions" objectives; however, fell short of achieving five of eight diversity objectives	**Above Expectations**
Risk Management Performance	• Deliver on key enterprise programs (inclusive of regulatory initiatives) to improve risk profile and regulatory posture • Effectively maintain capital and liquidity risk profile • Enhance risk culture and posture for information security and operational resiliency through greater accountability and transparency across all groups	• Risk management performance was at expectations, driven by strong financial risk management performance, variable progress on key risk-related enterprise programs and additional focus required on non-financial risk initiatives	**At Expectations**

(1) Financial results in this section are presented on a non-GAAP basis, unless otherwise noted. Non-GAAP financial results adjust selected GAAP-basis financial results to exclude the impact of notable items outside of State Street's normal course of business. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP. For a reconciliation of non-GAAP measures presented in this proxy statement, see *Appendix C*.

Corporate Performance Evaluation Outcome. Based on all of the above factors, as reviewed in detail under "2021 Performance and Compensation Decisions—Corporate Performance" below, the Committee applied a corporate performance factor of 110% of target for the 2021 performance year incentive compensation awards made to all NEOs.

NEO Performance and Incentive Compensation Award Decisions

In determining our NEOs' incentive compensation awards for 2021, the Committee also evaluated each NEO's individual performance, consisting of:

- assessments of performance against individual financial, business and risk management objectives; and
- evaluation of performance against pre-defined leadership- and talent-related goals for each NEO. These goals are intended to promote a focus on factors that the Committee assesses from both a short- and long-term perspective, such as inclusion, diversity and equity (ID&E), employee turnover and leadership behaviors.

For 2021, the Committee made total incentive compensation awards to our CEO at 115% of target and our other NEOs at 110% of target, primarily reflecting overall company performance. In determining whether individual performance-based adjustments from the corporate factor were warranted, the Committee considered performance against individual goals derived from our corporate goals and aligned to each NEO's role.

The Committee's decision to make a positive adjustment from the corporate factor for Mr. O'Hanley's incentive compensation reflected his individual performance, including the important actions he took in 2021:

- launching an enhanced Investment Servicing strategy;
- continuing to execute on our Alpha strategy with nine new Alpha clients and the launch of Alpha for private markets;
- driving our long-term strategy for State Street Global Advisors, including the launch of new environmental, social and governance (ESG) products in 2021; and
- announcing our agreement to acquire the BBH Investor Services business.

Based on these actions and results, the Committee believed that Mr. O'Hanley demonstrated decisive leadership, while delivering strong results for our shareholders. As a result, Mr. O'Hanley received a 5% adjustment for individual performance, resulting in a total incentive compensation award of 115% of target. Additional detail on Mr. O'Hanley's compensation decision is provided under the heading "2021 Performance and Compensation Decisions—Individual Compensation Decisions Summary."

For the NEOs other than the CEO, the Committee determined that the corporate performance factor of 110% of target appropriately reflected the strong contributions of each NEO to the overall corporate results.

Additional detail on the Committee's assessments of individual performance for each NEO is provided under the heading "2021 Performance and Compensation Decisions—Individual Compensation Decisions Summary."



Corporate Performance

(Drives 100% of incentive compensation award, subject to individual performance adjustment)

Corporate Performance Factor: 110%

+

Individual Performance

(Drives adjustment of up to +/- 30% from corporate performance factor)

Individual Performance Adjustments:
+5% for CEO
+0% for other NEOs

=

Outcome for 2021

Final CEO Incentive Compensation Decision: 115%
Final Other NEO Incentive Compensation Decisions: 110%

NEO Incentive Compensation Mix

Incentive compensation awards earned by our NEOs are typically delivered through short- and long-term award vehicles, including both cash and equity, as described in the "Compensation Vehicles" table. The 2021 incentive compensation mix emphasizes deferral and performance-based equity and is designed to drive financial performance and to align incentives with the performance experienced by our shareholders.

For 2021, consistent with the 2020 performance year, the Committee eliminated the immediate cash payment for our CEO and shifted all of his cash-delivered incentive compensation into an equity-based vehicle to further promote alignment with the shareholder experience. Thus, the Committee awarded long-term cash-settled restricted stock units (CRSUs) in lieu of any immediate and deferred cash. As a result, Mr. O'Hanley's 2021 incentive award was delivered in 100% deferred equity-based vehicles. For the 2021 performance year,

- 100% of incentive compensation for our CEO and 90% for our other NEOs was deferred;

- 100% of incentive compensation for our CEO and 65% for our other NEOs was equity-based; and

- 67% of equity-settled incentive compensation (i.e., performance-based restricted stock units (RSUs) and deferred stock awards (DSAs)) for our CEO and 62% for our other NEOs was tied to specific performance metrics (i.e., performance-based RSUs):



CEO Incentive Compensation Mix

Deferred Compensation: 100%   Total Equity-Based Compensation: 100%
Non-Deferred Compensation: 0%   Total Cash-Based Compensation: 0%



Other NEO Incentive Compensation Mix

Deferred Compensation: 90%   Total Equity-Based Compensation: 65%
Non-Deferred Compensation: 10%   Total Cash-Based Compensation: 35%

Linking Pay with Performance Over Time

The Committee reviews, evaluates and approves our executive compensation program annually, and designs our executive compensation program to effectively align pay with performance and shareholder interests over time. The design elements supporting this goal include our use of shareholder return-based metrics in assessing annual financial performance, heavy reliance on deferred equity-based compensation vehicles and the use of relative TSR in our long-term incentive design. As a result, realizable pay (the value of prior awards granted)[1] reflects our shareholders' experience as shown in the charts below; the value ultimately received by our executives will continue to be impacted by changes in our stock price prior to vesting.



**2020 Performance Year
CEO Ronald O'Hanley**

TSR Since Award[2]: +31.1%



**2019 Performance Year
CEO Ronald O'Hanley**

TSR Since Award[2]: +42.3%



**2018 Performance Year
CEO Joseph Hooley**

TSR Since Award[2]: +39.8%

$ in millions   ● Immediate Cash and Deferred Value Awards (DVAs)   ○ CRSUs   ● DSAs   ● Performance-Based RSUs

Executive Compensation

(1) Realizable value reflects the value of CRSUs, Deferred Stock Awards and performance-based RSUs based on the closing share price of our common stock on the NYSE on December 31, 2021 of $93.00 (and assumes all shares are retained), plus the value of cash-delivered incentive compensation awarded.

(2) Reflects cumulative shareholder return, including reinvestment of dividends from respective grant dates through December 31, 2021.

(3) Reflects incentive compensation award targets for the performance year as approved by the Committee.

(4) Reflects actual incentive compensation, as approved by the Committee based on year-end performance outcomes. While the graphs indicate how the Committee viewed the compensation awarded, the referenced amounts differ from amounts reported in the Summary Compensation Table for the referenced years. For further discussion on this topic relative to the 2021 compensation year, see "Individual Compensation Decisions Summary."

(5) Includes pro forma realizable value of performance-based RSUs based on performance of relevant criteria only for completed fiscal years within the three-year performance period through 2021. This performance has not been certified and is therefore subject to adjustment based on the terms of the relevant awards. No estimate of performance for 2022 and beyond has been made. Final payout will be based on satisfaction of the performance criteria as certified by the Committee following the end of the performance period.

(6) Current estimated realizable value of performance-based RSUs reflects performance results certified by the Committee. See also footnote 1 above.

Shareholder Outreach and Responsiveness

In 2021, we maintained the expanded shareholder outreach program we put in place in 2020, which allowed us to gain additional insight into shareholder perspectives, including on our executive compensation program. We conducted this enhanced engagement both before and after our 2021 "Say on Pay" vote, which received 94.3% support. Committee chair, Sara Mathew, participated in several of our 2021 shareholder meetings, which covered topics such as our executive compensation program design, corporate governance practices, climate and sustainability efforts, ID&E-related initiatives and progress made against the "10 Actions," and other ESG topics, including the use of ESG performance measures in our executive compensation program. At these meetings, we receive valuable feedback that informs the design of our executive compensation program and our approach to disclosure.

Based on discussions with our shareholders and the results of our "Say on Pay" vote, the Committee believes that our shareholders support our overall executive compensation program. As discussed in last year's CD&A, the current structure was informed by expanded investor outreach in 2020, resulting in several notable enhancements to our program and disclosures. These enhancements include redesigned incentive compensation awards based on corporate performance with an individual modifier and two new metrics in the long-term performance-based RSU vehicle aligned to our long-term strategy. For the 2021 performance year, based on the "Say on Pay" vote outcome and continuing dialogue with our investors, we maintained our existing compensation program, which we believe effectively aligns pay with performance and reflects shareholder input. We also continued our enhanced disclosure approach, providing additional detail on Committee considerations in assessing company and individual performance. Additional detail on our shareholder outreach in 2021 can be found under "Corporate Governance at State Street - Shareholder Engagement and Communications."

Spring 2021 Outreach		Fall 2021 Outreach	
We reached out to shareholders representing  We engaged with shareholders representing		We reached out to shareholders representing  We engaged with shareholders representing	



59% of Shares Outstanding



33% of Shares Outstanding



65% of Shares Outstanding



40% of Shares Outstanding

Sound Compensation and Corporate Governance Practices

Our NEO compensation practices are designed to support good governance and mitigate against excessive risk-taking. We regularly review and refine our corporate governance practices considering several factors, including feedback from ongoing engagement with our shareholders.



What We Do

- Long-term performance-based equity awards in the form of performance-based RSUs
- Significant deferred equity- and cash-based incentive compensation
- Active engagement with shareholders on compensation and corporate governance issues
- Close interaction between the Human Resources Committee and our Risk Committee and Examining and Audit Committee
- Independent compensation consultant

- Clawback and forfeiture provisions for recoupment of incentive compensation
- "Double-trigger" change-of-control required for deferred incentive compensation acceleration and cash payments
- Stock ownership policy, including holding requirements for NEOs who are below full ownership guidelines
- Non-competition and other restrictive covenants
- Annual review of incentive compensation design for alignment with risk management principles



What We Do Not Do

- No short-selling, options trading, hedging or speculative transactions in State Street securities
- No option repricing
- No tax gross-ups on perquisites[1]

- No multi-year guaranteed incentive awards
- No "single-trigger" change-of-control vesting or cash payments
- No change-of-control excise tax gross-up

(1)   Excluding certain international assignment and relocation benefits.

Compensation Philosophy

State Street's compensation program for NEOs and other executive officers aims to:

- attract, retain and motivate superior executives and drive strong leadership behaviors
- reward those executives for meeting or exceeding company and individual financial, business and leadership- and talent-related objectives
- drive long-term shareholder value and financial stability
- align incentive compensation with the performance results experienced by our shareholders through the use of significant levels of deferred equity-based compensation
- provide equal pay for work of equal value
- achieve the preceding goals in a manner aligned with sound risk management and our corporate values

Compensation Vehicles

Total compensation for our NEOs is delivered via base salary and incentive compensation. Incentive compensation for 2021 was delivered through the following vehicles:

Vehicle	Vehicle Description and Considerations
Equity-Based Incentive Compensation	
100% of incentive compensation for the CEO **65% of incentive compensation for other NEOs**	**Performance-Based RSUs**
	• Earned based on performance on key metrics (**ROE, Pre-Tax Margin and Fee Revenue Growth**) over the **three-year performance period** • Subject to modification based on three-year **relative TSR** (up to +/-25%)[1] • Payout between 0–150% of target • **Vests in one installment** in February 2025 • Payout opportunity is aligned with our long-term performance and financial goals and with the rewards and risks shared by our NEOs and other shareholders
	Deferred Stock Awards (DSAs)
	• **Vests in four equal annual installments** beginning in February 2023 • Directly **aligns the rewards and risks** shared by our NEOs and other shareholders
	Cash-Settled Restricted Stock Units (CRSUs) *(CEO Only)*
	• **Vests in 12 quarterly installments** (50% in three equal installments beginning in May 2022 and the balance in nine equal installments from February 2023 to February 2025) • For performance years 2020 and 2021, **provided in lieu of cash-based incentive compensation** typically awarded to our CEO • **Further promotes alignment with shareholder experience**, while providing the CEO with liquidity over time
Cash-Based Incentive Compensation	
0% of incentive compensation for the CEO **35% of incentive compensation for other NEOs**	**Deferred Value Awards (DVAs)**
	• Notionally invested in a money market fund and **vests in 16 equal quarterly installments** beginning in May 2022 • Paid in cash upon vesting
	Immediate Cash (non-deferred)
	• Immediate cash award which provides limited monetization of the executive's incentive compensation award

(1) S&P 500 Financial Index (Capital Markets and Banks Subsets) used for relative comparisons, reflecting an external benchmark that includes our direct competitors and other companies with which we compete in some aspects of our businesses.

Each of the deferred incentive compensation awards granted to our NEOs for the 2021 performance year includes non-competition and non-solicitation provisions. In addition, all incentive compensation awards granted to our NEOs are subject to clawback and forfeiture provisions, as described under "Other Elements of Compensation—Adjustment and Recourse Mechanisms."

The performance-based RSU design described below is intended to align the incentives for our executives with our long-term performance and financial goals. Our strategy and operating model are driving both organic and inorganic growth. As a result, the HRC was able to increase the performance targets for the performance-based RSUs granted in 2022, as described in more detail below.

Performance-Based RSU Design[1],[2],[3]

2022 – 2024 Performance-Based RSU Metrics	Three Core Performance Metrics	Fee Revenue Growth Weighted 33.3%	• Fee revenue represents a significant component of our total revenue and is therefore an important element of long-term shareholder value • Target for 100% payout for 2022 – 2024 awards **set at 8.5 – 9.5%, which is substantially higher than our 2021 adjusted fee revenue growth rate of 5.4%**[2] • Target is **consistent with our most recent externally communicated medium-term total revenue growth target**, which includes the anticipated impact of the BBH Investor Services acquisition and increases to organic growth expectations due to ongoing investments in our business and improvements to our strategy and operating model. We expect fee revenue growth to normalize over time in alignment with our externally-communicated medium-term targets
		Pre-Tax Margin Weighted 33.3%	• Pre-tax margin reinforces our long-term strategy by reflecting both revenue growth and expense management objectives • Target range for 100% payout for 2022 – 2024 awards **set at 29.0 – 30.0%, which is higher than our 2021 adjusted pre-tax margin of 27.6%**[2] • Target range is 1% point higher than the target range used for last year's awards of 28.0 – 29.0% • Target is **consistent with our most recent externally communicated medium-term pre-tax margin target**, which includes the anticipated impact of the BBH Investor Services acquisition and increases to organic growth expectations due to ongoing investments in our business and improvements to our strategy and operating model
		ROE Weighted 33.3%	• ROE is a key financial performance metric that is monitored closely in our industry • Target range for 100% payout for 2022 – 2024 awards **set at 11.0 – 13.0%, consistent with performance-based RSUs granted last year and 2021 adjusted ROE of 11.5%**[2]
	Overall Performance Modifier	Three-Year Relative TSR Overall Modifier up to +/- 25%	• **Relative TSR Modifier further aligns long-term incentive award outcomes with relative shareholder returns** • S&P 500 Financial Index (Capital Markets and Banks Subsets) used for relative comparisons, reflecting an external benchmark that includes our direct competitors and other companies with which we compete in some aspects of our businesses

Core Performance Metrics (equally weighted)[4]

	ROE	2022-2024 Payout %
No Payout	<8.0%	0%
Threshold	8.0%	50%
Target	11.0–13.0%	100%
Maximum	≥18.0%	150%

+

	Pre-tax Margin	2022-2024 Payout %
No Payout	<24.0%	0%
Threshold	24.0%	50%
Target	29.0–30.0%	100%
Maximum	≥34.0%	150%

+

	Fee Revenue Growth	2022-2024 Payout %
No Payout	<5.0%	0%
Threshold	5.0%	50%
Target	8.5–9.5%	100%
Maximum	≥13.0%	150%

+/-

Relative TSR Modifier[5]

Three-year Relative TSR Percentile Rank	Overall Modifier %
0th – ≤10th %ile	-25%
>10th – ≤25th %ile	-10%
>25th – <75th %ile	0%
≥75th – <90th %ile	+10%
≥90th – 100th %ile	+25%

=

Total Payout Range[5]

0 – 150%

(1) Core performance metrics, including prior year adjusted performance results are presented on a non-GAAP basis in this section, reflecting adjustments described in footnote 2. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP. For a reconciliation of non-GAAP measures presented in this CD&A, see *Appendix C*. All performance metric targets reflect anticipated effects of the planned acquisition of the BBH Investor Services business.

(2) All three core performance metrics are subject to adjustment for pre-established, objectively determinable factors. Prior to granting the performance-based RSU award, the Committee establishes the factors that could affect the performance measures during the performance period and which are then excluded from the performance measure calculation, such as: acquisitions, dispositions and similar transactions and related securities issuances and expenses; changes in accounting principles, tax or banking law or regulations; litigation or regulatory settlements arising from events that occurred prior to the performance period; and restructuring charges and expenses. In addition, the Committee retains the discretionary right to disregard any calculation adjustment that would result in an increase to average ROE, average pre-tax margin or fee revenue growth measured on a compound annual growth rate (CAGR) basis, and to reduce the payout under the performance award for other material items or events.

(3) Achievement of ROE and pre-tax margin targets for the performance-based RSUs is calculated based on a simple average of the achievement in each year in the performance period. Achievement of the fee revenue target is calculated based on the CAGR during the performance period.

(4) Linear interpolation is used between the points shown in this table.

(5) Relative TSR Modifier percentage is added to or subtracted from the payout outcome calculated based on the three weighted metrics to determine the final payout percentage, except that the final payout percentage may be no greater than 150%.

2021 Performance and Compensation Decisions

Total Compensation Approach

The Committee determines the amount of individual compensation to be awarded to our NEOs by looking at total direct compensation, consisting of base salary and incentive compensation. The Committee evaluates base salary and target incentive compensation levels at least annually.

Base Salary. Base salary is a relatively small portion of the total compensation for our NEOs. No base salary increases were provided to NEOs in 2021.

Setting Individual Incentive Compensation Targets. The Committee establishes incentive compensation targets for our NEOs each year. The targets are based on each executive's role, responsibilities and performance trend, as well as competitive and market factors and internal equity.

For 2021, each NEO's target total compensation was allocated as follows:

Name	Base Salary Rate	Target Incentive Compensation	Target Total Compensation
Ronald P. O'Hanley	$1,000,000	$13,500,000	$14,500,000
Eric W. Aboaf	700,000	6,300,000	7,000,000
Francisco Aristeguieta	700,000	6,575,000	7,275,000
Andrew J. Erickson	700,000	6,300,000	7,000,000
Louis D. Maiuri	700,000	6,300,000	7,000,000

2021 – 2022 Target Incentive Compensation Changes. The Committee increased Mr. Aristeguieta's target incentive compensation for 2021 from $6,300,000 to $6,575,000 and for 2022 from $6,575,000 to $7,300,000, consistent with his 2019 offer of employment to join State Street and reflecting the expansion of his role in 2020 as Chief Executive Officer of State Street Institutional Services. The Committee also increased Mr. Maiuri's target incentive compensation for 2022 from $6,300,000 to $7,300,000, in recognition of his overall company leadership responsibilities and reflecting the expansion of his role to include oversight of our Marketing and Client Experience teams. The Committee considers the total target compensation for each NEO to be appropriate based on the scope of each executive's role and in light of relevant internal and external benchmarks.

Determining Incentive Compensation Awards. The Committee's process for determining incentive compensation award amounts is illustrated in the framework below.



Preliminary Incentive Compensation Recommendation

Individual Performance & Other Factors

Outcome & Delivery for 2021[2]

Corporate Performance
(Drives 100% of incentive compensation award, subject to individual performance adjustment)

Individual Performance
(Drives adjustment of up to +/- 30% from corporate performance factor)

Based on Corporate Performance scorecards:

- Financial
  - Key Financial Metrics
  - Total Shareholder Return
  - Absolute and Relative Performance[1]
- Business
  - Client-Focused Objectives
  - Operating Model Objectives
  - Human Capital Objectives
- Risk Management
  - Financial and Non-Financial Risks
  - Key Enterprise Programs

Committee and Other Directors' Evaluation of Performance Against Individual Goals, including Leadership- and Talent-Related Goals

Market Compensation Levels and Trends

Final CEO Incentive Compensation delivered in:
- 25% CRSUs
  (in lieu of immediate cash and DVAs)
- 25% DSAs
- 50% Performance-based RSUs
  (represents 67% of share-settled equity delivered)

Final Other NEO Incentive Compensation delivered in:
- 10% Immediate Cash
- 25% DVAs
- 25% DSAs
- 40% Performance-based RSUs
  (represents 62% of share-settled equity delivered)

(1) Relative performance is measured separately against both our Direct Peers (Northern Trust Corporation and The Bank of New York Mellon Corporation) and relevant indices, including the KBW Bank Index and the Capital Markets and Banks subsets of the S&P 500 Financial Index.

(2) Incentive compensation awards may range from 0 to 200% of target.

In determining incentive compensation award amounts, the Committee evaluates overall company performance as a primary factor and individual NEO performance as a potential modifier. The Committee also considers market compensation levels and expected trends. Overall company performance drives the final incentive compensation award amount unless individual performance and/or market considerations warrant an adjustment, which is limited to an addition to or subtraction from the corporate performance factor of up to thirty percent. In evaluating performance, the Committee may consider additional factors and does not assign a specific weight to any individual factor.

The Committee's evaluation of overall company performance is based on a review of financial, business and risk management performance relative to corporate goals set at the beginning of each year. The Committee's evaluation of individual NEO performance is based on a review of financial, business and risk management scorecards derived from the associated corporate goals, and based on each NEO's role and responsibilities.

Our human capital strategy is a meaningful driver of our overall enterprise strategy. Therefore, the Committee evaluates performance against human capital-related objectives, including with respect to ID&E, both as part of its assessment of the company's business performance and in evaluating each NEO's individual performance.

Once the final incentive compensation amount is determined, it is delivered through a mix of vehicles. The mix used for 2021 incentive compensation awards is shown in the table above.

Corporate Performance

Evaluation Process. The Committee reviewed preliminary corporate performance scorecards in July and December 2021, and the final 2021 scorecards in early 2022. The full Board of Directors also reviewed financial performance at each Board meeting, and the Risk Committee reviewed the risk management performance scorecards in July and December 2021. Based on its review of corporate performance, including "Above Expectations" financial and business performance and "At Expectations" risk management performance, the Committee concluded that State Street's full-year corporate performance was "Above Expectations."

Consequently, the Committee's basis for determining the amount of 2021 incentive compensation for our NEOs, prior to differentiation based on individual performance, was 110% of target. More details on our performance against each of the three corporate performance scorecards are found below.

Financial Performance. During its evaluation of 2021 performance, the Committee reviewed financial results presented in conformity with GAAP, as well as financial results presented on a basis that excludes or adjusts one or more items from GAAP (a non-GAAP presentation). In general, our non-GAAP financial results exclude the impact of revenue and expenses outside of State Street's normal course of business or other notable items. Management believes that this presentation of financial information facilitates an investor's and the Committee's further understanding and analysis of State Street's financial performance and trends with respect to State Street's business operations from period-to-period, including providing additional insight into our underlying margin and profitability. Financial results are presented on a non-GAAP basis in this section, unless otherwise noted. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP. For a reconciliation of non-GAAP measures presented in this CD&A, see *Appendix C.*

Financial Performance Scorecard [1]	Committee Evaluation
Committee Evaluation Summary: Financial performance metrics improved notably as State Street generated both positive fee and total operating leverage and delivered meaningful pre-tax margin and EPS growth compared to 2020. State Street also made improvements on total revenue and three-year TSR, relative to 2020. Notably, State Street achieved record levels of full-year servicing and management fee revenues in 2021, with total fee revenue increasing by over 5% compared to 2020 and exceeding $10 billion for the first time. Improvement in our sales effectiveness and heightened focus on client satisfaction, service quality and retention across our businesses, together with favorable equity markets helped to drive strong fee revenue performance. Expense management also remained a key focus, with company-wide productivity efforts achieving approximately $330 million of gross expense savings.	**Above Expectations**

2021 Financial Performance Results (non-GAAP)

			Internal Performance Comparisons		External Performance Comparisons [2],[3]		
	Fiscal Year 2021 Actual	Fiscal Year 2020 Actual	Fiscal Year 2021 Actual vs. Prior Year	Fiscal Year 2021 Actual vs. Budget	Rank vs. Direct Peers	Percentile vs. KBW Bank Index [4]	Percentile vs. S&P 500 Financial Index [4]
Revenue ($B)	$11.9	$11.7	+2%	Above	2	35th	35th
Servicing Fee Revenue ($B)	5.5	5.2	+7%	At	2	N/A	N/A
Fee Revenue ($B)	10.0	9.5	+5%	Above	2	N/A	N/A
Net Interest Income (NII) ($B)	1.9	2.2	(13%)	Above	3	0th	0th
Expenses ($B)	8.7	8.5	+1%	Below	1	95th	90th
EPS ($)	7.44	6.70	+11%	Sig. Above	2	10th	5th
Operating Margin	27.3%	27.0%	+0.3% pts	Above	3	0th	5th
ROE (GAAP)	10.7%	10.0%	+0.7% pts	Above	2	20th	20th
1-Year TSR (12/31/20-12/31/21) [5]	31.0%	N/A	N/A	N/A	3	30th	25th
3-Year TSR (12/31/18-12/31/21) [5]	61.4%	N/A	N/A	N/A	1	45th	35th
5-Year TSR (12/31/16-12/31/21) [5]	36.3%	N/A	N/A	N/A	3	25th	20th

Scale for Budget Performance: | At Expectations | Above or Below Expectations | Significantly Above or Below Expectations

Total Revenue	• Total revenue was above prior year due to higher total fee revenue mainly from record servicing and management fee revenue, which more than offset lower foreign exchange (FX) trading services revenue and NII. Total revenue was above expectations relative to budget due to higher fee revenue and NII. • Fee revenue was above prior year, driven by higher average equity market levels and positive net new business, partially offset by lower FX trading services revenues due to the absence of higher-than-normal FX market volatility experienced in 2020 during the COVID-19 pandemic. Fee revenue was above expectations relative to budget, driven by higher average equity market levels and FX trading outperformance in the first quarter of the year. • NII was significantly below prior year primarily due to the impact of lower interest rates on investment portfolio yields, partially offset by higher deposits and growth in the loan and investment portfolios. NII was above expectations relative to budget, driven by higher deposit volumes and growth in loan and investment portfolios, partially offset by lower sponsor repo volumes and spreads.
Fee Revenue	• Total fee revenue was above prior year due to record servicing and management fee revenues, as well as stronger securities finance and software and processing fee revenue, which more than offset lower FX trading services revenue. Total fee revenue was above expectations relative to budget, driven by higher management fees, FX trading outperformance and higher securities finance revenues, partially offset by higher money market fee waivers (MMFWs). • Servicing fee revenue was above prior year, primarily driven by higher average equity market levels, client activity and flows, and net new business, partially offset by normal pricing headwinds. Servicing fee revenue was at expectations relative to budget. • Management fees were above prior year largely due to higher average equity markets and net inflows from ETFs, partially offset by higher MMFWs. Management fees were significantly above budget due largely to higher equity markets and strong net inflows, partially offset by higher MMFWs.
Expenses	• Expenses were above prior year and below expectations relative to budget, attributable to higher transaction volume-related expenses, including sub-custody, market data and fund expenses and higher compensation and employee benefits reflecting strong year-over-year business performance and targeted business investments. Overall expenses were well-managed as business investments were offset by productivity benefits of approximately $330 million.
EPS	• EPS was significantly higher than prior year due primarily to higher fee revenue driven largely by higher average equity market level impacts, partially offset by lower NII and FX trading revenues and higher expenses due to volume related costs and business expenses. • EPS was significantly above expectations relative to budget, driven by strong fee revenue performance across most of our franchise, partially offset by higher volume related expenses tied to the higher revenue.
Operating Margin	• Operating margin was higher than prior year and above expectations relative to budget, driven by higher revenue performance in 2021 relative to 2020 and well managed expenses.
ROE (GAAP)	• ROE was higher than prior year and above expectations relative to budget, driven by higher fee revenue performance, as strong average equity market levels drove record servicing and management fee revenues, and expenses were well managed.

(1) Financial results are presented on a non-GAAP basis in this section, unless otherwise noted. In general, our non-GAAP financial results adjust selected GAAP-basis financial results to exclude the impact of revenue and expenses outside of State Street's normal course of business or other notable items, such as acquisition and restructuring charges, repositioning charges, gains/losses on sales, as well as, for selected comparisons, seasonal items. Management believes that this presentation of financial information facilitates an investor's further understanding and analysis of State Street's financial performance and trends with respect to State Street's business operations from period-to-period, including providing additional insight into our underlying margin and profitability. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP. For a reconciliation of non-GAAP measures presented in this CD&A, see *Appendix C*.

(2) Relative performance is measured separately against both of the peers with whom we compete most directly, Northern Trust Corporation and The Bank of New York Mellon Corporation, our Direct Peers, and relevant indices, including the KBW Bank Index and the Capital Markets and Banks subsets of the S&P 500 Financial Index, which contained 23 and 37 other constituents, respectively, as of January 1, 2021.

(3) Comparisons to peers are based on change relative to 2020 for all metrics other than operating margin and ROE, which are compared with peers based on one-year results for 2021. For the Direct Peers, the Committee reviewed financial results with similar adjustments to those made for State Street. Financial results reviewed by the Committee for constituents in the KBW Bank Index and the Capital Markets and Banks subsets of the S&P 500 Financial Index represented results from an external data provider, S&P Capital IQ, with standardized adjustments. Given that peer fourth quarter earnings had not been released at the time the Committee reviewed this scorecard, peer results included projections from the external data provider.

(4) State Street percentile positioning rounded to the nearest 5th percentile.

(5) TSR results based on S&P Capital IQ data and reflects cumulative shareholder return between the dates shown, including reinvestment of dividends.

Business Performance.

Business Performance Scorecard	Committee Evaluation
Committee Evaluation Summary: Business performance was ''above expectations,'' reflecting strong progress against our business goals. This progress included strengthening our sales effectiveness and results across Institutional Services and State Street Global Advisors, launching State Street Digital, announcing the agreement to acquire the BBH Investor Services business, successfully executing multiple State Street Alpha client go-lives, and progressing IT remediation and resiliency milestones	**Above Expectations**

2021 Corporate Goals and Key Actions		Key Areas Measured	2021 Business Performance Results
Grow Revenue Above Expectations	• Deepen existing and develop new client relationships • Continue State Street Alpha platform development and grow Alpha client base • Win and retain more business than our competitors • Position State Street Global Advisors for sustained revenue and profit growth	• Sales Wins • Revenue Retention • Client Sentiment	• Strengthened sales efforts and significantly exceeded sales targets; diversified pipeline across products and deal types with sizable increases in both account deepening and prospecting • Restructured client management and progressed segment and country strategy with specific leadership assignments for revenue generation and retention, client engagement and investment prioritization • Reported nine new State Street Alpha clients and continued delivery of new functionality via partnerships with trading platforms and data and analytics providers • Launched State Street Digital to address the growth of digital finance and executed on opportunities to build on our existing ESG thought leadership position • Announced agreement to acquire the BBH Investor Services business to strengthen competitive positioning, expand product capabilities and geographic coverage and enhance our financial profile • Added significant net new assets to State Street Global Advisors, driving revenue growth and margin expansion

Transform the way we work Above Expectations	• Increase efficiency and resiliency of our operating model • Modernize our technology infrastructure • Deliver on excellence in risk management	• Reduction in Manual Touchpoints • Software Application Rationalization • Timely Remediation of Issues	• Continued to strengthen our technology infrastructure and resiliency posture through investments in cyber risk management and technology risk management capabilities, further application rationalization and enhanced data center strategies and improved management of third-party relationships • Initiated enhanced enterprise internal control programs to embed stronger controls within our processes
Build a higher performing organization At Expectations	• Transform organizational performance through productivity and culture • Advance our "10 Actions"	• Employee Satisfaction • Regrettable Employee Turnover • Employee Diversity	• Delivered approximately $330 million of gross expense savings through company-wide productivity efforts, including through operations, IT and vendor management, allowing us to fund investments in our talent, technology, and business to drive future growth • Established new incentive compensation model that incentivizes managers to drive ongoing productivity improvements and implemented a technology platform to capture and track individual productivity metrics • Made tangible progress against our "10 Actions," including an $850 million bond issuance, a majority of which was underwritten by minority-owned business enterprises, increasing the proportion of expenditures with diverse suppliers from 5.5% in 2020 to 8.2% in 2021 and issuing $1 million in new grants to education and workforce development nonprofits focused on racial equity and social justice • While making year-over-year improvements across many of our measures of workforce diversity, did not reach our objectives on five of eight of these measures

Risk Management Performance.

Risk Management Performance Scorecard	Committee Evaluation
Committee Evaluation Summary: Risk management performance was "at expectations," driven by strong financial risk management performance, additional focus required to meet expectations on non-financial risk initiatives and varied progress on key risk-related enterprise programs	**At Expectations**
2021 Risk Management Performance Results	

Financial Risks Above Expectations	• Maintained strong financial risk performance as COVID-19-related market volatility abated with no persistent impacts to key financial risks as evidenced by credit, liquidity and capital adequacy measures • Completed the Federal Reserve's Comprehensive Capital Analysis and Review (CCAR) for 2021, exceeding all minimum regulatory capital requirements under stress scenarios
Non-Financial Risks Below Expectations	• Demonstrated significant progress in technology and operational resilience measures, though continued focus is required to achieve targeted operating maturity levels in some areas
Key Enterprise Programs At Expectations	• Overall, key enterprise programs progressing as expected

State Street's 2021 performance is reviewed in greater detail, along with relevant risks associated with our business, results of operations and financial condition, in our 2021 annual report on Form 10-K, which accompanies this proxy statement and was previously filed with the SEC.

Individual Compensation Decisions Summary

In evaluating each NEO's individual performance, including with regard to leadership- and ID&E-related performance, the Committee reviewed individual performance scorecards derived from our corporate performance goals. In evaluating the CEO's individual performance, the Committee and the full Board reviewed the corporate performance scorecards. For the other NEOs, the Committee reviewed scorecards tailored to each individual containing three performance areas that correspond to the three corporate performance scorecards. The Committee and the other independent directors then evaluated the CEO's performance, and all directors, including the CEO, evaluated the other NEOs' performance. Individual performance highlights and the Committee's incentive compensation award decisions for 2021 are presented in the summaries below.

Financial results are presented on a non-GAAP basis in this section, unless otherwise noted. Non-GAAP financial results adjust selected GAAP-basis financial results to exclude the impact of notable items outside of State Street's normal course of business. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP. For a reconciliation of non-GAAP measures presented in this CD&A, see *Appendix C*.

For detail on the relationship between the 2021 compensation amounts reported in the summaries below and those amounts reported in the Summary Compensation Table (as required by SEC rules) and related tables, please refer to the discussion under "2021 Performance and Compensation Decisions—Individual Compensation Decisions Summary."

For 2021, the Committee made total incentive compensation awards to our CEO at 115% of target and our other NEOs at 110% of target, primarily reflecting overall company performance. In determining whether individual performance-based adjustments from the corporate factor were warranted, the Committee considered performance against individual goals derived from our corporate goals and aligned to each NEO's role. For the NEOs other than the CEO, the Committee determined that the corporate performance factor of 110% appropriately reflected the strong contributions of each NEO to the overall corporate results.

Ronald P. O'Hanley, President and Chief Executive Officer		
Performance Area	**2021 Key Goals**	**Performance Factors and Results**
Financial Performance *Above Expectations*	• Meet our 2021 budget, growing fee revenues and reducing expenses, and improve operating margin and ROE versus peers • Grow balance sheet and optimize capital and liquidity utilization to support business growth	• Delivered strong financial results, including record fee revenue performance, positive fee and total operating leverage, meaningful pre-tax margin improvement and robust earnings growth. Made improvements in total revenue and three-year TSR compared to our Direct Peers relative to 2020 • Achieved record servicing wins of $3.5 trillion, with $2.8 trillion of new business won but yet to be installed at year-end • Delivered approximately $330 million of gross expense savings through company-wide productivity efforts
Business Performance *Above Expectations*	• Improve client sentiment through consistent service quality across products and services • Further define, broaden and grow State Street Alpha platform along with relevant State Street products and services with clients and partners • Execute regional strategies to deepen existing and develop new client relationships • Improve productivity and transform the cost base through process simplification, automation and organizational redesign • Execute against technology and operations resiliency plans • Transform organizational performance through productivity and culture • Advance our "10 Actions"	• Announced proposed acquisition of the BBH Investor Services business • Launched State Street Digital to address the growth of digital finance • Reported nine new client wins for State Street Alpha and continued delivery of new functionality via partnerships with trading platforms and data and analytics providers • Continued ESG focus through innovative investment solutions, measurement tools, research and thought leadership • Achieved meaningful productivity savings while making controlled investments in our people via higher compensation and benefits and in our business to support product innovation, client onboarding, operations and technology • Reignited a focus on the client experience, establishing a team dedicated to understanding and improving client sentiment across the firm • Restructured client management and progressed segment and country strategy with specific leadership assignments for revenue generation and retention, client engagement and investment prioritization • Improved supplier diversity and increased spend with diverse suppliers compared to 2020 • While making year-over-year improvements across many of our measures of workforce diversity, did not reach our objectives on five of eight of these measures
Risk Management Performance *At Expectations*	• Deliver on key enterprise programs (including regulatory initiatives) to improve risk profile and regulatory posture • Enhance risk culture and posture through greater accountability and transparency across all groups	• Completed the Federal Reserve's 2021 CCAR, exceeding all minimum regulatory capital requirements throughout both tests • Demonstrated significant progress in technology and operational resilience measures • Improved regulatory posture across key regulatory, government, and industry relationships

Compensation for 2021

Individual Performance-Based Compensation Adjustments: The Committee determined that Mr. O'Hanley met or exceeded individual performance expectations related to our 2021 corporate goals and demonstrated decisive leadership in developing and implementing a long-term vision for sustained growth. Based on these factors, the Committee applied a positive 5% individual modifier to Mr. O'Hanley's incentive compensation award.

Given the corporate performance factor of 110% and the positive adjustment for individual performance noted above, Mr. O'Hanley's total incentive compensation was awarded at 115% of target for 2021, resulting in total compensation of $16,525,000.



2021 Total Compensation Mix: Mr. O'Hanley

Base Salary 6%
CRSUs 23%
DSAs 23%
Performance-Based RSUs 48%
Deferred Incentives
Equity-Based Incentives

Deferred Compensation: 94% Total Equity-Based Compensation: 94%
Non-Deferred Compensation: 6% Total Cash-Based Compensation: 6%

Eric W. Aboaf, Chief Financial Officer

As Chief Financial Officer, Mr. Aboaf is responsible for our corporate strategy and global finance functions, including treasury, tax, controllership enterprise decision support, investor relations, procurement and real estate. He also leads our commercial lending activity.

In evaluating Mr. Aboaf's 2021 performance, the Committee focused on the most significant individual performance factors below:

Performance Area	2021 Key Individual Goals	Performance Factors and Results
Financial Performance *Above Expectations*	• Meet our 2021 budget, growing fee revenues and expand margin • Optimize balance sheet capital deployment • Further refine corporate portfolio strategy, develop structure & drive actions	• Delivered strong financial results compared to 2020 including record fee revenue performance, positive fee and total operating leverage, meaningful pre-tax margin improvement, and robust earnings growth • Actively managed expenses through resource discipline, footprint optimization and expense management initiatives • Developed comprehensive approach to evaluating inorganic strategic opportunities and helped drive the proposed acquisition of the BBH Investor Services business
Business Performance *Above Expectations*	• Improve business planning and partnerships to achieve better corporate outcomes • Simplify and accelerate client profit and loss reporting • Drive strategic change to improve third-party processes and outcomes	• Refreshed multi-year strategy to continue to advance State Street as an enterprise outsourcer and solutions provider • Improved reporting timeliness for client profit and loss statements, streamlining cost allocation methodologies, and expanding the use of fully-loaded product profitability • Established a new third-party management organization, bringing together Procurement and Third-Party Risk Management to improve operational effectiveness and risk management • Reduced occupancy cost by 5%, excluding notable items, and achieved a 115% occupancy rate by permanently leveraging new ways of working • Role-modeled commitment to ID&E, making progress on key priorities, including driving significant improvement in diverse supplier partnerships
Risk Management Performance *At Expectations*	• Deliver on key enterprise programs to improve risk profile and regulatory posture	• Delivered on critical milestones for key enterprise programs, resulting in risk reduction in impacted areas • Completed the Federal Reserve's 2021 CCAR, exceeding all minimum regulatory capital requirements throughout both tests

Compensation for 2021

Individual Performance-Based Compensation Adjustments:
The Committee determined that Mr. Aboaf met or exceeded individual performance expectations related to his financial, business and risk management goals.

Given the corporate performance factor of 110% and the individual performance described above, Mr. Aboaf's total incentive compensation was awarded consistent with corporate performance at 110% of target for 2021, resulting in total compensation of $7,630,000.

2021 Total Compensation Mix: Mr. Aboaf



Deferred Compensation: 82%   Total Equity-Based Compensation: 59%
Non-Deferred Compensation: 18%   Total Cash-Based Compensation: 41%

Francisco Aristeguieta, Chief Executive Officer of State Street Institutional Services

Mr. Aristeguieta is the CEO of Institutional Services (IS). In this role, he is responsible for bringing together the client segment, client management, sales, client experience, marketing, regional and local country teams to drive sustainable wallet share and revenue growth for the organization.

In evaluating Mr. Aristeguieta's 2021 performance, the Committee focused on the most significant individual performance factors below:

Performance Area	2021 Key Individual Goals	Performance Factors and Results
Financial Performance *Above Expectations*	• Meet our 2021 budget, growing fee revenues and reducing expenses • Improve pipeline in key growth markets and segments	• Strong fee revenue and servicing fee growth for IS relative to prior year and expectations • Strengthened IS sales efforts, exceeding 2021 sales target by 10% and increasing sales by 26% compared to 2020 • Achieved record $3.5 trillion in AUC/A wins, with improvements in deal size mix and geographic diversification
Business Performance *Above Expectations*	• Improve client sentiment through consistent service quality across products and services • Appoint regional Segment Heads and establish Country Head management model, aligned to regional strategies	• Restructured client management and progressed segment and country strategy with specific leadership assignments for revenue generation and retention, client engagement and investment prioritization • Expanded client coverage model to drive short-term and long-term opportunities to improve revenue growth and wallet share through better client relationship management • Established Client Experience Office to drive a constantly improving client experience resulting in revenue retention and account deepening • Improved client sentiment reflected in higher net promoter score • Improved process and outcomes around diverse slates as part of our ID&E strategy; however, fell short on four of six diversity objectives
Risk Management Performance *At Expectations*	• Deliver on key enterprise programs to improve risk profile and regulatory posture	• Drove accountability across internal business risk teams; partnered with Finance to revamp the billing operating model with senior executive management and updated governance routines focusing on simplification and standardization

Compensation for 2021

<u>Individual Performance-Based Compensation Adjustments:</u> The Committee determined that Mr. Aristeguieta met or exceeded individual performance expectations related to his financial, business and risk management goals.

Given the corporate performance factor of 110% and the individual performance described above, Mr. Aristeguieta's total incentive compensation was awarded consistent with corporate performance at 110% of target for 2021, resulting in total compensation of $7,935,000.



2021 Total Compensation Mix: Mr. Aristeguieta

Deferred Compensation: 82% Total Equity-Based Compensation: 59%
Non-Deferred Compensation: 18% Total Cash-Based Compensation: 41%

Andrew J. Erickson, Chief Productivity Officer and Head of International

Mr. Erickson is the Chief Productivity Officer and Head of State Street's International business. In these roles, he oversees State Street's Global Delivery, Productivity and Transformation teams, responsible for leading enterprise-wide change and State Street's International business, providing regional and local entity focus for global business lines.

In evaluating Mr. Erickson's 2021 performance, the Committee focused on the most significant individual performance factors below:

Performance Area	2021 Key Individual Goals	Performance Factors and Results
Financial Performance *At Expectations*	• Execute regional strategies to deepen existing client relationships and develop new client relationships in key growth markets • Continue execution of Transformation to drive revenue and deliver shareholder value	• Delivered approximately $330 million of gross expense savings through company-wide productivity efforts to help fund investment in our business • Simplified the International organization by clarifying roles and responsibilities to optimize the global footprint, exceeding resource optimization targets
Business Performance *Above Expectations*	• Establish productivity measures to drive continuous improvement and improve service quality • Improve client sentiment through consistent service quality across products and services • Execute regional strategies to deepen existing and develop new client relationships	• Executed against our plan to simplify State Street's operating model and technology platform to transform client service delivery capabilities and improved our ability to operate at scale • Scaled Talent Marketplace infrastructure for employee retention, redeployment and advancement of internal talent; exceeded internal redeployment rate target • Amplified behavioral and cultural changes around productivity. Implemented a technology platform to capture and track individual productivity metrics for employees; launched Productivity training to educate and reinforce productivity principles, value, benefits and process • Improved operational automation through artificial intelligence and standardization resulted in improved processing times and accuracy and a better client experience
Risk Management Performance *At Expectations*	• Improve engagement with key international regulatory authorities to maintain proactive, consistent and accountable regulatory relationships	• Improved regulatory posture across key international regulatory, government, and industry relationships through top tier engagement strategy • Assessed issues to reduce risk and improve processes and controls

Compensation for 2021

Individual Performance-Based Compensation Adjustments: The Committee determined that Mr. Erickson met or exceeded individual performance expectations related to his financial, business and risk management goals.

Given the corporate performance factor of 110% and the individual performance described above, Mr. Erickson's total incentive compensation was awarded consistent with corporate performance at 110% of target for 2021, resulting in total compensation of $7,630,000.

2021 Total Compensation Mix: Mr. Erickson



Deferred Compensation: 82%   Total Equity-Based Compensation: 59%
Non-Deferred Compensation: 18%   Total Cash-Based Compensation: 41%

Louis D. Maiuri, Chief Operating Officer

As Global Chief Operating Officer, Mr. Maiuri is responsible for Information Technology, Global Delivery/ Operations and State Street Alpha, bringing these groups together to deliver on our front-to-back Alpha platform capabilities. In addition, he has responsibility for Global Markets, State Street Digital and Charles River Development, and was critical to identifying and executing on the BBH Investor Services business opportunity.

In evaluating Mr. Maiuri's 2021 performance, the Committee focused on the most significant individual performance factors below:

Performance Area	2021 Key Individual Goals	Performance Factors and Results
Financial Performance *Above Expectations*	• Meet our 2021 budget, growing fee revenues and reducing expenses	• Meaningful transformation and productivity efforts and solid progress versus budget: — Significant productivity gains in operations and technology, while enhancing client service quality — Charles River Development revenue growth of 11% compared to 2020 — Global Markets financials stronger than expected given declining market volatility
Business Performance *Above Expectations*	• Execute against Product roadmap for market differentiation and growth to align with emerging client needs • Further define, broaden and grow our State Street Alpha platform along with relevant State Street products and services with clients and partners • Execute on plans to drive operational resiliency and technology simplification to achieve stability and quality	• Reported nine new State Street Alpha clients, with ten of 19 total mandates live at year-end; continued delivery of new client functionality • Initiated and led negotiation of the planned acquisition of the BBH Investor Services business and related process to accelerate our vision, strategy and capabilities • Acquired the private markets front-office technology provider Mercatus, enabling the first front-to-back solution for Private Markets • Established State Street Digital to address the growth of digital finance • Drove critical initiatives across information technology and operations, resulting in improved operations and technology resilience • Strong talent recruitment and hiring at leadership levels; amplified ID&E objectives to improve outcomes throughout the organization; however, fell short on two of six diversity objectives
Risk Management Performance *Above Expectations*	• Enhance security and controls and reduce technology risk using a risk-based approach	• Demonstrated significant progress in technology and operational resilience measures • Improved risk management processes using artificial intelligence • Exceeded application rationalization target to reduce technology risk and maintenance costs

Compensation for 2021

<u>Individual Performance-Based Compensation Adjustments:</u> The Committee determined that Mr. Maiuri met or exceeded individual performance expectations related to his financial, business and risk management goals.

Given the corporate performance factor of 110% and the individual performance described above, Mr. Maiuri's total incentive compensation was awarded consistent with corporate performance at 110% of target for 2021, resulting in total compensation of $7,630,000.



2021 Total Compensation Mix: Mr. Maiuri

Base Salary 9%
Cash 9%
Performance-Based RSUs 36%
DVAs 23%
DSAs 23%
Deferred Incentives
Equity-Based Incentives

Deferred Compensation: 82%   Total Equity-Based Compensation: 59%
Non-Deferred Compensation: 18%   Total Cash-Based Compensation: 41%

Individual Compensation Decisions Summary

The Committee's 2021 NEO incentive compensation decisions relative to target are shown in the table below.

Named Executive Officer	Cash-Based Incentive Actual	Cash-Based Incentive Target	Equity-Based Incentive Actual	Equity-Based Incentive Target	Total Incentive Actual	Total Incentive Target
Ronald P. O'Hanley	$ 0[1]	$3,375,000	$15,525,000[1]	$10,125,000	**$15,525,000**	**$13,500,000**
Eric W. Aboaf	2,425,500	2,205,000	4,504,500	4,095,000	**6,930,000**	**6,300,000**
Francisco Aristeguieta	2,532,250	2,301,250	4,702,750	4,273,750	**7,235,000**	**6,575,000**
Andrew J. Erickson	2,425,500	2,205,000	4,504,500	4,095,000	**6,930,000**	**6,300,000**
Louis D. Maiuri	2,425,500	2,205,000	4,504,500	4,095,000	**6,930,000**	**6,300,000**

(1)   Equity-based incentive is further above target for 2021 due to the use of an equity-based vehicle in lieu of cash-based incentives typically awarded to our CEO, as described under "NEO Incentive Compensation Mix".

The Committee's total compensation decisions for 2021 for the NEOs are further detailed in the table below. Note (1) describes the relationship between the 2021 amounts reported in the table below and those amounts reported in the Summary Compensation Table (as required by SEC rules) and related tables. **While the tables above and below summarize how the Committee views annual compensation, they are not a substitute for the tables and disclosures required by SEC rules.**

Named Executive Officer	Annual Base Salary	Cash-Based Incentive Compensation Immediate Cash	Cash-Based Incentive Compensation DVAs	Equity-Based Incentive Compensation CRSUs	Equity-Based Incentive Compensation DSAs	Equity-Based Incentive Compensation Performance-Based RSUs	Total Compensation[1]
Ronald P. O'Hanley	$1,000,000	$ 0	$ 0	$3,881,250	$3,881,250	$7,762,500	**$16,525,000**
Eric W. Aboaf	700,000	693,000	1,732,500	0	1,732,500	2,772,000	**7,630,000**
Francisco Aristeguieta	700,000	723,500	1,808,750	0	1,808,750	2,894,000	**7,935,000**
Andrew J. Erickson	700,000	693,000	1,732,500	0	1,732,500	2,772,000	**7,630,000**
Louis D. Maiuri	700,000	693,000	1,732,500	0	1,732,500	2,772,000	**7,630,000**

(1)   The 2021 compensation described in the table above, which summarizes how the Committee evaluates annual total compensation, differs from the compensation described in the Summary Compensation Table in the following respects:

—   *Annual Base Salary.* The salaries shown above for NEOs not paid in U.S. dollars for all or a portion of the year differ from the "Salary" column in the Summary Compensation Table due to rounding associated with the delivery of salary in other currencies.

—   *Equity-Based Incentive Compensation Awards.* The Committee grants equity awards based on the prior year's performance. In the table above, equity awards are shown for the year of performance (i.e., equity-based awards granted in 2022 for 2021 performance are shown as 2021 compensation). Under applicable SEC rules, the Summary Compensation Table presents equity awards in the year in which they are granted (e.g., equity granted in 2021 for 2020 performance is shown as 2021 compensation). Thus, the equity-based awards shown above for 2021 will be reported in the Summary Compensation Table for 2022.

—   *Total Compensation.* The amounts disclosed above differ from the amounts reported in the "Total" column of the Summary Compensation Table due to the different methodologies discussed in the notes above. Additionally, this table excludes items required to be included in the "Total" column of the Summary Compensation Table that State Street does not view as primary components of regular annual compensation and therefore were not considered in setting incentive compensation award targets or determining incentive awards, such as the value of international assignment benefits provided to Messrs. Aristeguieta and Erickson described in more detail in the section entitled "Other Elements of Compensation—Perquisites."

Prior Year Performance-Based RSU Awards

Performance-based RSUs granted to our NEOs, as described under "Compensation Vehicles," are subject to the achievement of pre-established performance metrics and have a potential payout range of 0 – 150%. Our performance-based RSUs outstanding on December 31, 2021 are summarized below:

Performance Year[1]	Year of Grant	Performance Period	Performance Metric Targets	Actual/Estimated Payout[2]

2018	2019	2019 – 2021	• Average pre-tax margin of 29%
			• Average ROE of 13%
				• Earned at 88.8% in February 2022, based on:
				   o Three-year average adjusted pre-tax margin of 26.6% and
				   o Three-year average adjusted ROE of 11.0%

2019	2020	2020 – 2022	• Average pre-tax margin of 29% • Average ROE of 13%	• Current estimated payout **below target** based on 2020 and 2021 adjusted pre-tax margin and adjusted ROE • Any payout to be approved by the Committee in the first quarter of 2023[3]
2020	2021	2021 – 2023	• Fee revenue growth of 2.5% (CAGR) • Average pre-tax margin of 28 – 29% • Average ROE of 11 – 13% *modified by* • Three-year relative TSR at or below the 25th or at or above the 75th percentiles	• Current estimated payout **above target** based on 2021 adjusted fee revenue growth, adjusted pre-tax margin, adjusted ROE and relative TSR • Any payout to be approved by the Committee in the first quarter of 2024[3]

(1) For additional information about the terms of these awards, see the discussion under "Other Elements of Compensation—Adjustment and Recourse Mechanisms," the narrative discussion following the "2021 Grants of Plan-Based Awards" table, the "Outstanding Equity Awards at Fiscal Year-End, December 31, 2021" table and our prior year proxy statements.

(2) Achievement of ROE and pre-tax margin targets for the performance-based RSUs is calculated based on a simple average of the achievement in each year in the performance period. Achievement of the fee revenue growth target is calculated based on the CAGR during the performance period. For each of the 2018 and 2019 performance year RSUs, the ROE and pre-tax margin metrics are weighted equally, and for the 2020 performance year RSUs, the ROE, pre-tax margin and fee revenue growth metrics are weighted equally. Achievement of performance metric targets for performance-based RSUs is subject to adjustment for pre-established, objectively determinable factors. For the 2018 performance year awards, the Committee approved adjustments to the three-year average GAAP ROE of 10.0% and the three-year average GAAP pre-tax margin of 24.7% to account for acquisitions and dispositions, merger and integration expenses, restructuring expenses, common share issuances and repurchase suspensions, and legal and regulatory matters, resulting in a three-year average adjusted ROE of 11.0% and a three-year average adjusted pre-tax margin of 26.6%. See *Appendix C* for a reconciliation of the three-year average GAAP ROE to the three-year average adjusted ROE and the three-year average GAAP pre-tax margin to the three-year average adjusted pre-tax margin. In addition, all awards are subject to the Committee's ability to exercise negative discretion in determining the payout achieved, as well as recourse mechanisms described in more detail under "Other Elements of Compensation—Adjustment and Recourse Mechanisms."

(3) Current estimated payouts based on estimated performance of relevant criteria only for completed fiscal years within the three-year performance period. This performance has not been certified and is therefore subject to adjustment based on the terms of the relevant awards. No estimate of performance for incomplete fiscal years within the performance period has been made. The final payout will be based on satisfaction of the performance criteria as certified by the Committee following the end of the full performance period.

Other Elements of Compensation

Adjustment and Recourse Mechanisms

Incentive compensation awards to our NEOs are subject to adjustment and recourse mechanisms, including ex ante adjustment, forfeiture and clawback, which may be applied jointly, or separately, as appropriate.

Ex Ante Adjustment. Before awards are made for a given performance year, all incentive compensation awards for our NEOs, including deferred incentive compensation awards and immediate cash incentive compensation, are subject to downward adjustment, in whole or in part, upon the occurrence of specified events. The Committee, in its discretion, determines whether this ex ante adjustment is appropriate. The events for which ex ante adjustment may occur include:

- if the executive's actions exposed State Street to inappropriate risks that resulted in a ''Significantly Below Expectations'' rating on any of the factors on State Street's corporate multi-factor risk scorecard, which guides State Street's risk assessment process, or
- if the executive incurred significant or repeated compliance or risk-related violations of State Street's policies

Forfeiture. Before vesting and delivery to the executive, all deferred incentive compensation awards to our NEOs, including performance-based RSUs, DSAs, CRSUs and DVAs, allow reduction or cancellation of the award, in whole or in part, upon the occurrence of specified events. The Committee, in its discretion, determines whether forfeiture is appropriate. The events for which forfeiture may occur include:

- if the executive's actions exposed State Street to inappropriate risks, including in a supervisory capacity, that resulted or could reasonably be expected to result in material losses that are or would be substantial in relation to State Street's or a relevant business unit's revenue, capital and overall risk tolerance
- if the executive engaged in fraud, gross negligence or any misconduct, including in a supervisory capacity, that was materially detrimental to the interests or business reputation of State Street or any of its businesses
- if the executive engaged in conduct that constituted a violation of State Street policies and procedures or our Standard of Conduct in a manner which either caused or could have caused reputational harm that is material to State Street or either placed or could have placed State Street at material legal or financial risk, or
- if, as a result of a material financial restatement contained in an SEC filing, or miscalculation or inaccuracy in the determination of performance metrics, financial results or other criteria used in determining the amount of the award, the executive would have received a smaller or no award

In addition, all outstanding deferred incentive compensation awards are forfeited if an executive's employment is terminated by State Street for gross misconduct.

Clawback. All amounts delivered to our NEOs as incentive compensation awards, including immediate cash incentive compensation awards, performance-based RSUs, DSAs, CRSUs and DVAs, contain clawback provisions providing for the repayment of those amounts, in whole or in part, upon the occurrence of specified events. The Committee, in its discretion, determines whether clawback is appropriate, making that determination within four years (in the case of performance-based RSUs) or three years (in the case of all other incentive compensation awards) of the award's grant date. The events for which clawback may occur include:

- if the executive engaged in fraud or willful misconduct, including in a supervisory capacity, that resulted in financial or reputational harm that is material to State Street and resulted in termination of the executive's employment
- if, as a result of the occurrence of a material financial restatement by State Street contained in a filing with the SEC or miscalculation or inaccuracy in financial results, performance metrics, or other criteria used in determining the amount of the award, the executive would have received a smaller or no award, or
- if the executive failed to comply with the terms of any covenant not to compete entered into with State Street

All incentive compensation awards are also subject to any compensation recovery or similar requirements under applicable laws, rules and regulations and related State Street policies and are interpreted and administered accordingly. This approach is intended to comply with applicable banking regulations and regulatory guidance on incentive compensation.

Retirement Benefits

Our U.S.-based NEOs are eligible to participate in our 401(k) retirement plan available to our U.S.-based employees generally. The plan includes a matching employer contribution of up to 6%, further capped at Internal Revenue Code limits.

Messrs. Erickson and Maiuri each hold a balance in a nonqualified defined contribution arrangement, which was frozen in January 2017. This plan is described in further detail under the heading ''2021 Nonqualified Deferred Compensation.''

Mr. Erickson participates in our Hong Kong defined contribution Mandatory Provident Fund (MPF) and Occupational Retirement Scheme Ordinance (ORSO), which are retirement programs available to our Hong Kong employees generally. In aggregate, the participant contributes 5% of his or her base salary and State Street contributes an amount equal to 10% of the participant's base salary to the MPF and ORSO. Participant and State Street contributions based on the first 5% of monthly base salaries of up to HKD 30,000 (approximately USD 3,900) are contributed to the MPF; participant contributions based on monthly base salary earnings above that limit, and State Street contributions that exceed 5% of the participant's monthly base salary (or HKD 1,500 per month if the participant's monthly base salary is more than HKD 30,000), are contributed to the ORSO. Mr. Aristeguieta relocated from Hong Kong to the U.S. in July 2021 and participated in the MPF and ORSO while resident in Hong Kong and the 401(k) upon relocation to the U.S.

Deferred Compensation

We maintain a nonqualified deferred compensation plan that allows our U.S. NEOs and other senior employees to defer base salary and/or a portion of incentive compensation awards otherwise payable in immediate cash. Of the NEOs, only Mr. Aboaf deferred 2021 compensation under this plan. State Street matches all deferrals made under this plan up to a maximum of 5% of a participant's match-eligible compensation, comprising the lesser of (i) base salary plus immediately payable annual cash incentive compensation or (ii) $500,000, in either case reduced by the applicable Internal Revenue Code cap on annual compensation ($290,000 in 2021). Participants receive a return based on one or more notional investment options selected by the participant. Currently, the investment options selected by our NEOs include a money market fund and three index funds. The nonqualified deferred compensation plan supplements deferrals made under our tax-qualified 401(k) plan. We provide these nonqualified deferred compensation benefits because many companies of our size provide a similar benefit to their senior employees. This plan is described under the heading ''2021 Nonqualified Deferred Compensation.''

Perquisites

We provide our NEOs with modest perquisites, such as annual physicals and personal liability coverage. In addition, the Board provided Mr. O'Hanley with an executive security package consisting of a car and driver and other security benefits. These security measures, along with the parking benefits provided to our other NEOs and the car and driver provided as a customary benefit for leaders located in Asia to Mr. Aristeguieta, promote the effectiveness of our senior executives, allowing them greater opportunity to focus their attention on our business operations and activities. In addition, we provided Mr. Aristeguieta with international assignment benefits, which included a goods and services allowance, funding of travel-related tax liabilities and certain family expenses. These international assignment benefits, including the car and driver noted above and a club membership, which is also a customary benefit for leaders located in Asia, ceased upon Mr. Aristeguieta's relocation to the U.S. in 2021. We also provided Mr. Erickson with customary tax equalization payments in connection with his international assignment and funding of certain family expenses related to his relocation back to Hong Kong in November 2020, as well as a club membership. The club membership provides a venue for hosting clients, building networks with local industry leaders and developing prospects in support of Mr. Erickson's role. In limited circumstances, our NEOs have combined personal travel with business travel at no incremental cost to us. We do not provide a tax gross-up for the income attributable to any perquisite for our NEOs, other than for certain international assignment and relocation benefits.

Change-of-Control Agreements

Under a long-standing program, we have change-of-control employment agreements in place with each of our NEOs. We provide these agreements because we believe providing some protection in the event of a change of control is necessary to attract and retain high quality executives and to help address potential distractions during the period leading up to a possible change of control. Our change-of-control arrangements are further described under the heading ''Potential Payments upon Termination or Change of Control as of December 31, 2021.''

Other Elements of Our Compensation-Setting Process

Roles of the Committee and the Chief Executive Officer

The Committee has direct responsibility for our executive officer compensation plans, policies and programs. The Committee performs these responsibilities for the Chief Executive Officer in consultation with the other independent directors. In assessing compensation for the other NEOs, the Committee considers the recommendations of our Chief Executive Officer, as well as input from the other independent directors, and then makes final compensation decisions.

Executive Compensation

After establishing each NEO's total compensation target for 2021, the Committee met seven times from July 2021 through March 2022 regarding 2021 NEO compensation and related topics and evaluated a broad range of corporate performance factors, individual performance updates, market information, regulatory updates and input from our shareholder engagement efforts, as well as our pay-for-performance practices and the results of our annual shareholder meeting, including "Say on Pay" results. The Committee also considered evolving trends, practices, guidance and requirements in the design, regulation, risk-alignment and governance of compensation matters in the U.S. and other jurisdictions. During these meetings, the Committee received regular updates, including from the Committee's independent compensation consultant, on these and other matters, particularly with respect to the financial services industry.

Peer Groups and Benchmarking

The Committee, with the assistance of its independent compensation consultant, periodically reviews data from three peer groups as an input into its compensation oversight decisions:

Peer Group	Composition and Purpose
Compensation Peer Group	• 20 companies with which we compete in some aspects of our businesses and for executive talent, as outlined below • Compensation practices used as one factor in determining executive compensation levels and the design of the executive compensation program
S&P 500 Financial Index – Capital Markets and Banks Subsets	• 37 companies in the index as of January 1, 2021, including our direct competitors and other companies with which we compete in some aspects of our businesses • Relative financial performance reviewed as one factor in the Committee's evaluation of overall financial performance. Detail on this relative performance comparison is provided under "2021 Performance and Compensation Decisions—Corporate Performance—Financial Performance" • Performance-based RSUs subject to modification based on three-year relative TSR compared to this group as described under "Compensation Vehicles—Performance-Based RSU Design"
KBW Bank Index	• 23 companies in the index as of January 1, 2021, including our direct competitors and other companies with which we compete in some aspects of our businesses • Relative financial performance reviewed as one factor in the Committee's evaluation of overall financial performance. Detail on this relative performance comparison is provided under "2021 Performance and Compensation Decisions—Corporate Performance—Financial Performance"

Compensation Peer Group Changes for 2021. The Committee considers few companies to be true comparators for the specific scope of our primary business activities, so we include in our Compensation Peer Group our direct competitors and other companies with which we compete in some aspects of our businesses and for executive talent. The companies also vary in size and the nature of applicable regulation, including status (like State Street) as a systemically important financial institution, which results in more stringent capital or other regulatory requirements relative to some of our peers.

The Committee's most recent review of its Compensation Peer Group included an evaluation of relevant industry sectors; peer size, including revenue, assets and market capitalization; business model; and regulatory oversight. In making the changes noted below, the Committee focused on the following:

• Reflecting State Street's current business model and strategic direction

    o   Maintain business mix and regulatory complexity focus

    o   Expand focus on data processing and financial technology representation

• Maintaining a balance between larger and smaller companies relative to State Street, as measured by assets, market capitalization and revenues

    o   Shift State Street closer to the median on revenues and market capitalization

• Continuing to include companies with which State Street competes for executive talent and that face similar regulatory requirements

Accordingly, the Committee approved the addition of five companies to our Compensation Peer Group for the 2021 performance year:

Ameriprise Financial, Inc.	Franklin Resources, Inc.	The PNC Financial Services Group, Inc.
The Bank of New York Mellon Corporation	The Goldman Sachs Group, Inc.	Prudential Financial, Inc.
BlackRock, Inc.	**IHS Markit Ltd.**[1]	S&P Global Inc.
Broadridge Financial Solutions, Inc.[1]	Intercontinental Exchange, Inc.	**SS&C Technologies Holdings, Inc.**[1]
Capital One Financial Corporation	Invesco Ltd.	U.S. Bancorp
The Charles Schwab Corporation	JPMorgan Chase & Co.	**Truist Financial Corporation**[1]
Fidelity National Information Services, Inc.[1]	Northern Trust Corporation	

(1)   Added for 2021.

During 2021, the Committee reviewed Compensation Peer Group compensation data from public sources, supplemented with data from multiple compensation surveys. This survey data generally covered large financial services companies with whom we may compete for executive talent. In evaluating the market data, the Committee considers total compensation to consist of base salary and incentive compensation. In addition to the market data, the Committee received regular updates during 2021 and the first quarter of 2022 regarding market trends and compensation actions at major financial services institutions.

The Compensation Peer Group companies vary in size and business lines and the nature of executive roles varies by company. Therefore, the Committee did not treat Compensation Peer Group data as definitive when determining executive compensation for 2021. Rather, it referenced this data, but formed its own perspective on compensation for our NEOs based on its subjective evaluation of many factors, including those described under the heading "2021 Performance and Compensation Decisions—Total Compensation Approach."

Compensation Consultant

The Committee directly retains Meridian Compensation Partners to provide independent compensation consulting to the Board. Meridian regularly participated in meetings and executive sessions of the Committee. Meridian did not provide any other services to State Street during 2021.

The Committee believes the consultant's primary representatives advising the Committee should be independent of management and the Committee for the consultant to provide appropriate advice on compensation matters. Therefore, the Committee maintains a policy requiring an annual assessment of compensation consultant independence based on the requirements of the NYSE. In December 2021, the Committee reviewed the independence of Meridian and its primary representatives under the policy. Following its review, the Committee determined the primary representatives of Meridian to be independent and that no conflicts of interest were raised by the services of Meridian or its primary representatives.

The Committee reviews data prepared by Willis Towers Watson PLC and McLagan Partners as part of its consideration of compensation matters. Each of these companies, engaged by our Global Human Resources group based on its specialized expertise in the financial services industry, has provided other services to State Street in the past and may do so in the future.

Tax Deductibility of Executive Compensation

Section 162(m) of the U.S. Internal Revenue Code generally limits to $1 million the U.S. federal income tax deductibility of compensation paid to certain executive officers. The Committee believes that shareholder interests are best served by not restricting its discretion and flexibility in structuring compensation programs, even though such programs will result in non-deductible compensation expenses. Therefore, the Committee has approved 2021 compensation for our NEOs that will not be fully deductible.

Human Resources Committee Process Concerning Risk Alignment

For 2021, we continued our focus on aligning incentive compensation with appropriate risk management principles. We provide incentives that are designed not to encourage unnecessary or excessive risk-taking and have established related process controls and oversight. These features include:

- *Human Resources Committee Interaction and Overlap with Risk Committee and Examining and Audit Committee.* Members of the Committee regularly communicate with the Board's Risk Committee and its Examining and Audit Committee to integrate input from these other committees into compensation decisions, and a member of the Human Resources Committee also serves on the Examining and Audit Committee. In addition, our Lead Director, who serves as a member of the Committee, participates in meetings of both the Risk Committee and the Examining and Audit Committee as part of her leadership role on the Board.

- *Corporate Risk Summary Review.* The Human Resources Committee periodically reviews a corporate multi-factor risk scorecard, prepared by the Chief Risk Officer and confirmed by the Risk Committee, assessing firm-wide risk in several categories.

- *Annual Compensation Risk Review.* The Committee annually meets with our Chief Human Resources Officer, Chief Risk Officer and Chief Compliance Officer to evaluate our compensation programs and review an assessment of the design and operation of State Street's incentive compensation system in providing risk-taking incentives that are consistent with the organization's safety and soundness, as described in more detail under the heading "Alignment of Incentive Compensation and Risk."

- *Risk-Based Adjustments to Incentive Compensation Awards.* We use a two-pronged process for risk-based adjustments to incentive compensation awards for material risk-takers. This process allows for, as appropriate, both: (1) adjustments at the time awards are made ("ex ante" adjustments) and (2) adjustments after the awards are made ("ex post" adjustments) through recoupment of incentive compensation that has already been awarded via forfeiture (before vesting and delivery) or, where applicable, clawback (after vesting and delivery). For more information, see the discussion under "Other Elements of Compensation—Adjustment and Recourse Mechanisms."

- *Emphasis on Deferral and Equity-Based Compensation.* We maintain significant levels of deferred compensation and equity-based compensation for our executives, and we continue to deliver a higher percentage of our NEOs' incentive compensation in the form of deferred compensation relative to our Compensation Peer Group. Combined, these elements align an executive's compensation with the risks and performance results experienced by our shareholders. The high level of deferral places a significant amount of compensation at risk for ex post adjustments in specified circumstances.

- *Metrics and Targets for Performance-Based RSUs Aligned to Long-Term Strategy.* We deliver a substantial proportion of equity compensation for our executives in performance-based RSUs, using metrics that align realized pay outcomes with our long-term strategy. Each year, we assess target and payout ranges for new awards and set targets that the Committee believes are challenging, but achievable, which mitigates excessive risk-taking incentives. In setting targets and payout ranges, the Committee considers publicly stated guidance and projections, current-year results and Compensation Peer Group financial results, among other factors.

For a further discussion of the risk alignment of our compensation practices, see the discussion under the heading "Alignment of Incentive Compensation and Risk."

Executive Equity Ownership Guidelines, Practices and Policies

We believe executive stock ownership aligns our executives' interests with those of our shareholders. It also incentivizes our executives to meet our financial, business and risk management objectives. Therefore, we maintain the following practices, policies and guidelines:

Stock Ownership Guidelines. Our stock ownership guidelines apply to all of our executive officers who are members of our Management Committee, including our NEOs. These guidelines require executives to own shares of common stock with a value equal to a multiple of base salary as shown below. Guideline levels are phased in over a period of five years, with the first year starting on January 1 after the person becomes subject to the guidelines. The executive is expected to attain the ownership level ratably over five years and is deemed to satisfy the guideline if that ratable ownership level is met.

Our Stock Ownership Guidelines also include a holding requirement. Under this requirement, during the five-year phase-in period, each executive must hold 50% of the number of net shares received from a vesting event if the ownership requirement is not met. Following the five-year phase-in period, if the ownership guideline is not met by an executive, that executive must hold 100% of the number of net shares received from a vesting event until the ownership guideline is satisfied. As of March 1, 2022, the holding requirement does not apply to any of the NEOs as each exceeds their full (not ratable) ownership guideline.

Name	Common Stock Ownership Guideline Multiple of Base Salary	Executive Exceeds Ownership Guideline
Ronald P. O'Hanley	7	✓
Eric W. Aboaf	5	✓
Francisco Aristeguieta	5	✓
Andrew J. Erickson	5	✓
Louis D. Maiuri	5	✓

The level of ownership was calculated on March 1, 2022, the same date used for the "Security Ownership of Certain Beneficial Owners and Management Table," and by reference to the closing price of our common stock on the NYSE on that date. Ownership includes shares directly owned and DSAs (on an after-tax basis), shares held under our 401(k) retirement plan, vested shares in other State Street retirement plans and certain indirectly held shares, but excludes unearned performance-based RSUs and CRSUs. This calculation differs from the calculation of shares under applicable SEC rules for purposes of the "Security Ownership of Certain Beneficial Owners and Management Table."

Securities Trading Policy; No Hedging or Speculative Trading; Rule 10b5-1 Plans. State Street has a Securities Trading Policy that contains specific provisions and trading restrictions. The policy assists our directors, executive officers and other designated employees with access to sensitive information in complying with U.S. federal securities laws when trading in State Street securities. The policy prohibits short selling State Street securities, engaging in hedging transactions in State Street securities and engaging in speculative trading in State Street securities by directors, executive officers and other designated employees, as well as by other members of their household and their dependent family members, and certain accounts or entities over which the person has a control or a beneficial interest. The policy permits individuals, including our NEOs, to enter into trading plans designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Rule 10b5-1 allows executives to prearrange sales of their company's securities in a manner designed to avoid initiating stock transactions while in possession of material non-public information. Our NEOs and other executive officers may, from time to time, adopt trading plans under Rule 10b5-1 and effect transactions in our securities under those plans. The Securities Trading Policy is in addition to the requirement in our Standard of Conduct that all employees' trading activities must be in compliance with applicable law and may not be made on the basis of material non-public information. In addition, the Standard of Conduct prohibits all employees from engaging in options, hedging or short sales involving securities issued by State Street, and provides that anything beyond simple purchases or sales of State Street stock is strictly prohibited.

Equity Grant Guidelines. The Committee's Equity Grant Guidelines are described below:

- *Annual Equity Award Grants.* Annual grants of equity awards to our employees are typically made by the Committee on the date of a scheduled meeting of the Committee or the Board of Directors to be held in February or March of each year following the public release of financial results for the prior fiscal year. Pursuant to authority delegated by the Board, and subject to any limitations that the Board or Committee may establish, another committee of the Board (which may consist of a single member) may make annual grants to persons other than executive officers on the date of the scheduled meeting in February or March.

- *Other Equity Award Grants.* Grants of equity awards to NEOs and other executive officers in connection with new hires, promotions, special recognition, retention or other special circumstances are made by the Committee. Awards to other individuals may be made either by the Committee or, subject to any limitations that the Board or the Committee may establish, a committee of the Board composed of (1) the Chairman of the Board, (2) the Chief Executive Officer, if a member of the Board, (3) the Committee Chair or (4) the Committee Chair along with any other member of the Committee. This type of award may be granted on the date of a scheduled meeting of the Committee, a scheduled meeting of the Board or the last business day of a calendar month.

- The exercise price for any stock options and stock appreciation rights (SARS) will be the NYSE closing price of State Street's common stock on the grant date. We did not award any stock options or SARS as part of 2021 compensation.

There was no program, plan or practice of timing equity awards in coordination with the release of material non-public information, other than to set the February 2022 Committee meeting to follow the public announcement of periodic financial results and other information in early 2022.

Other Executive Compensation Information

Human Resources Committee Report

The Committee furnishes the following report:

The Committee has reviewed and discussed the Compensation Discussion and Analysis with State Street management. Based on this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Submitted by,

Sara Mathew, Chair	Richard P. Sergel
Amelia C. Fawcett	Gregory L. Summe
William L. Meaney	

CEO Pay Ratio Disclosure

This section provides an estimate under applicable SEC regulations of the ratio of total compensation for our Chief Executive Officer to the median of total compensation for our other employees. The methodology and the material assumptions, adjustments and estimates we used in identifying our median employee and calculating that employee's total compensation are set forth below. This methodology may differ from that applied by other companies, including other financial services companies, under applicable SEC regulations. As a result, the information may not be comparable to similar information disclosed by other companies.

For 2021:

- the estimated median of the annual total compensation of all employees of State Street (other than Mr. O'Hanley), was $61,463; and
- the annual total compensation of Mr. O'Hanley was $14,113,660

Based on the foregoing, the ratio of the annual total compensation of Mr. O'Hanley to the median of the annual total compensation of all other employees is estimated to be 230 to 1.

As permitted under SEC rules, we are using the same median employee for our 2021 CEO Pay Ratio calculation as was used for the 2019 and 2020 pay ratio calculation since there has been no change in our employee population or employee compensation arrangements that we believe would result in a significant change to our pay ratio disclosure.

We identified our median employee for 2019 based on our employee population as of December 1, 2019. State Street employees are generally eligible for base pay and incentive compensation. We therefore analyzed our employee population based on these compensation elements for the full year 2019. We annualized the base pay of all full and part-time employees in our employee population who were hired during 2019. Similarly, for all such employees who did not receive incentive compensation in 2019 due solely to their date of hire, we used a consistent methodology to impute annualized incentive compensation based on each employee's level and function. We calculated the median gross pay (as described above) and selected the twelve closest employees to that value to further analyze. We then identified an employee from this group, who was reasonably representative of our workforce and whose pay was a reasonable estimate of the median pay at our organization, as the median employee. For the median employee, we combined all forms of compensation that would have been reported in the "Total" column of the Summary Compensation Table had disclosure of the median employee's compensation been required in that table.

For Mr. O'Hanley, we used the amount reported in the "Total" column of the Summary Compensation Table.

Alignment of Incentive Compensation and Risk

We align incentive compensation with appropriate risk management principles, such as providing incentives designed not to encourage unnecessary or excessive risk-taking and establishing additional process controls and oversight where appropriate. We utilize broad and integrated processes to maintain this alignment, including to:

- conduct risk-based reviews of incentive compensation plan design

- identify individuals whose normal activities may involve material risk-taking

- apply risk-based adjustments to compensation

- implement specific Board committee review of selected control function compensation (e.g., Board-level Risk Committee review of Chief Risk Officer and Enterprise Risk Management department compensation)

Risk-Based Review of Incentive Plan Design

- Incentive compensation arrangements are designed through consultation with the relevant business units, including a formalized requirement for risk review

- A management committee (the Incentive Compensation Control Committee, or ICCC), comprising generally senior representatives of our risk management, human resources and internal control functions assesses all incentive compensation arrangements to promote their consistency with the safety and soundness of State Street and with applicable regulations and guidance

- Both the Human Resources Committee and a management committee focusing on compliance and ethics (the Core Compliance and Ethics Committee) receive and review a report containing the ICCC's risk assessment of the design and operation of State Street's incentive compensation system in providing incentives consistent with the organization's safety and soundness

- The Human Resources Committee interacts closely with our Risk Committee and Examining and Audit Committee, and our independent Lead Director is expected to attend all Committee meetings, providing governance continuity from both a compensation-risk perspective and also from a broader risk management perspective. The Human Resources Committee also annually meets with our Chief Human Resources Officer, Chief Risk Officer and Chief Compliance Officer to evaluate the incentive compensation plans for all State Street employees, including the NEOs, relative to risk management principles

Identification of Material Risk-Takers

- Through a process led by our Enterprise Risk Management group, we identify the population of individuals whose normal activities may involve material risk-taking ("material risk-takers")

- Our internal compensation arrangements with these employees provide for risk-based adjustments to compensation if required, as described below

Risk-Based Adjustments to Compensation for Material Risk Takers

- Incentive compensation awarded to material risk-takers is subject to risk-based adjustments both before and after the compensation is awarded (*ex ante* and *ex post* adjustments, respectively)

- *Ex ante* adjustments are guided by a corporate multi-factor risk scorecard, prepared by the Chief Risk Officer and confirmed by the Risk Committee, assessing firm-wide risk in several categories

- *Ex post* adjustments include a forfeiture provision, which operates to reduce or cancel the amount remaining to be paid under the relevant award if the Committee determines that the actions of the material risk-taker exposed State Street to inappropriate risks that resulted or could reasonably be expected to result in material losses that are or would be substantial in relation to State Street's or a relevant business unit's revenue, capital and overall risk tolerance

- Additional *ex post* adjustment mechanisms, including our misconduct and financial restatement-related forfeiture and clawback provisions, are applicable to all Executive Vice Presidents, including our NEOs. See the discussion under the heading "Other Elements of Compensation—Adjustment and Recourse Mechanisms"

Risk-Based Adjustments to Compensation for All Employees

- Results of business unit- and corporate function-level risk assessments are used as an input to allocate bonus pools to each business unit and corporate function, as well as for further sub-allocations

- Poor risk performance, including significant or repeated compliance or risk-related violations of State Street's policies, may result in *ex ante* adjustments to an individual's incentive compensation as part of a progressive discipline structure to hold individual employees accountable for their performance

- All outstanding performance-based RSUs, CRSUs, DSAs and DVAs are subject to forfeiture if an employee is terminated for gross misconduct

Board Committee Review of Selected Control Function Compensation

- Committees of the Board of Directors with oversight of an area managed by specific control functions assess the performance of, and individual compensation recommendations for, the heads of the relevant control function and review the compensation for the entire control function

- Results of the Board-level committee assessments are reported to the Human Resources Committee as an input into final compensation determinations

- This process provides the relevant committee with additional perspective on the performance of the relevant control function and whether that function is being allocated appropriate resources and compensation

As a result of these reviews and processes, we believe that our compensation policies and practices for employees do not promote excessive risk taking and do not provide incentives to create risks that are reasonably likely to have a material adverse effect on us.

Summary Compensation Table

Name and Principal Position	Year	Salary[1] ($)	Stock Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation[1][4] ($)	Total ($)
Ronald P. O'Hanley President and Chief Executive Officer	2021	$1,000,000	$12,999,934	$ —	$ 113,726	$14,113,660
	2020	950,000	8,250,050	8,303	101,627	9,309,980
	2019	800,000	4,926,560	2,837,004	135,837	8,699,401
Eric W. Aboaf Executive Vice President and Chief Financial Officer	2021	700,000	4,095,138	2,425,500	96,739	7,317,377
	2020	700,000	3,656,248	2,209,463	62,956	6,628,667
	2019	700,000	2,584,015	2,010,066	82,925	5,377,006
Francisco Aristeguieta Executive Vice President and Chief Executive Officer of State Street Institutional Services	2021	704,750	3,997,454	2,532,250	3,437,009	10,671,463
	2020	709,500	4,419,955	2,152,500	3,164,761	10,446,716
	2019	325,505	9,511,387	2,380,000	1,135,364	13,352,256
Andrew J. Erickson Executive Vice President, Chief Productivity Officer and Head of International	2021	709,500	3,802,507	2,425,500	2,358,155	9,295,662
	2020	658,223	3,786,254	2,050,654	1,326,483	7,821,614
	2019	500,480	2,283,584	2,070,122	1,312,673	6,166,859
Louis D. Maiuri Executive Vice President and Chief Operating Officer	2021	700,000	4,387,549	2,425,500	82,367	7,595,416
	2020	637,500	3,932,464	2,366,074	55,528	6,991,566

(1) Salaries and compensation included in the "All Other Compensation" column for Mr. Erickson were converted from HK$ to US$ using an exchange rate of 0.129 for 2021 and 2020 and 0.128 for 2019. These same exchange rates were used for Mr. Aristeguieta's salaries and compensation included in the "All Other Compensation" column from 2019 until his relocation to the U.S. in July 2021. Mr. Aristeguieta's 2019 salary reflects the pro-rated portion of his annual salary from commencement of his employment in July 2019 through December 31, 2019.

(2) Amounts represent the grant date fair value of CRSUs, DSAs and performance-based RSUs. The fair value of each award is computed in accordance with GAAP (FASB ASC 718), using the assumptions stated in note 18 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2021. The amounts included for the 2021 performance-based RSUs reflect target level performance, as reflected in the "2021 Grants of Plan-Based Awards" table. Based on the grant date value and assuming that performance results in the maximum number of shares vesting, each NEO's 2021 performance-based RSUs would have a maximum payout as follows: Mr. O'Hanley – 148,515 shares and value of $9,750,010; Mr. Aboaf – 57,579 shares and value of $3,780,061; Mr. Aristeguieta – 56,207 shares and value of $3,689,990; Mr. Erickson – 53,465 shares and value of $3,509,977; and Mr. Maiuri – 61,691 shares and value of $4,050,014. Based on the grant date value and assuming that performance results in the maximum number of shares vesting, each NEO's 2020 performance-based RSUs would have a maximum payout as follows: Mr. O'Hanley – 132,297 shares and value of $8,250,041; Mr. Aboaf – 54,122 shares and value of $3,375,048; Mr. Aristeguieta – 65,426 shares and value of $4,079,965; Mr. Erickson – 56,046 shares and value of $3,495,029; and Mr. Maiuri – 58,211 shares and value of $3,630,038. Based on the grant date value and assuming that performance results in the maximum number of shares vesting, each NEO's 2019 performance-based RSUs would have a maximum payout as follows: Mr. O'Hanley – 66,666 shares and value of $4,433,956; Mr. Aboaf – 34,967 shares and value of $2,325,655; Mr. Aristeguieta – 67,017 shares and value of $3,527,105; and Mr. Erickson – 30,902 shares and value of $2,055,292.

(3) Represents the immediate and deferred cash (granted in DVAs) portions of incentive compensation, as shown in the table below. DVAs are units that receive a notional investment return of a money market instrument. During the deferral period, DVAs are credited with additional notional units based on the return of the State Street Institutional U.S. Government Money Market Fund if the monthly dividend rate is at least equal to 0.001 per unit. These dividends vest and are paid at the same time and in the same form as the related DVA unit. In 2021, no dividends were credited on outstanding DVAs as the return of the State Street Institutional U.S. Government Money Market Fund was below the threshold rate.

Name	2021 Non-Equity Incentive Plan Compensation		
	Immediate Cash	DVAs	Total
Ronald P. O'Hanley	$ —	$ —	$ —
Eric W. Aboaf	693,000	1,732,500	2,425,500
Francisco Aristeguieta	723,500	1,808,750	2,532,250
Andrew J. Erickson	693,000	1,732,500	2,425,500
Louis D. Maiuri	693,000	1,732,500	2,425,500

Other Executive Compensation Information

(4)   The following table describes the amounts set forth for 2021 in the "All Other Compensation" column:

Name	Executive Security[(A)]	International Assignment[(B)]	Company Contributions to Defined Contribution Plans[(C)]	Charitable Donations and Matching Contributions[(D)]	Other Benefits[(E)(F)]	Total
Ronald P. O'Hanley	$19,687	$ —	$17,400	$65,000	$11,639	$ 113,726
Eric W. Aboaf	—	—	27,900	65,000	3,839	96,739
Francisco Aristeguieta	—	3,362,870	52,875	—	21,264	3,437,009
Andrew J. Erickson	—	2,238,655	70,950	25,000	23,550	2,358,155
Louis D. Maiuri	—	—	14,500	56,228	11,639	82,367

(A)   The Board approved an executive security package that provides a car and driver ($18,586) and residential security ($1,101) to Mr. O'Hanley. Car and driver values are calculated by allocating the total cost of the car and driver between non-business and business use by mileage traveled. The cost of security at Mr. O'Hanley's residence reflects the amounts invoiced for alarm monitoring and maintenance.

(B)   In connection with his offer of employment, State Street agreed to provide Mr. Aristeguieta international assignment benefits including: an allowance for goods and services ($736,000); funding of travel-related tax liabilities ($2,451,361); and funding for household and family expenses ($175,509). In connection with his international assignment and relocation back to Hong Kong in November 2020, State Street provided Mr. Erickson: tax equalization payments ($2,144,870), tax preparation services ($24,124) and relocation benefits ($69,661).

(C)   Company contributions to savings plans: (1) $17,400 to the Salary Savings Program (SSP) for Messrs. O'Hanley, Aboaf and Aristeguieta and $14,500 for Mr. Maiuri; (2) $10,500 to the Management Supplemental Savings Plan (MSSP) for Mr. Aboaf; (3) $1,161 and $2,322 for Mr. Aristeguieta and Mr. Erickson, respectively, to the Mandatory Provident Fund (MPF) and (4) $34,314 and $68,628 for Mr. Aristeguieta and Mr. Erickson, respectively, to the Occupational Retirement Schemes Ordinance (ORSO).

(D)   Messrs. O'Hanley, Aboaf, Erickson and Maiuri each directed contributions of $25,000 under our Executive Leadership program, which allows Executive Vice Presidents and above serving on non-profit boards to annually recommend a financial contribution from the State Street Foundation to the non-profit of up to $25,000. In addition, matching contributions were made in the name of Mr. O'Hanley $(40,000), Mr. Aboaf ($40,000) and Mr. Maiuri ($31,228) under our matching gift program, which will match contributions made by employees to eligible charitable and educational organizations in accordance with specified annual limits.

(E)   Includes $7,800 for parking benefits for Messrs. O'Hanley and Maiuri and $6,811 for Mr. Erickson; $1,620 for personal liability coverage for each NEO; and $2,219 for an executive health screening available to each NEO.

(F)   Includes a car and driver ($17,425) for Mr. Aristeguieta and a club membership ($12,900) for Mr. Erickson which are customary benefits for leaders in Hong Kong.

The table above does not include any amounts for personal travel in connection with business travel by our NEOs because there was no aggregate incremental cost to the Company.

2021 Grants of Plan-Based Awards

Name	Award	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]		Estimated Future Payouts Under Equity Incentive Plan Awards[2]		All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards[3] ($)
			Target ($)	Maximum ($)	Target (#)	Maximum (#)		
Ronald P. O'Hanley	2021 Cash-Based Incentive		$3,375,000	$6,750,000	—	—	—	$ —
	CRSUs[4]	2/26/2021	—	—	—	—	46,461	3,249,947
	Performance-Based RSU[4]	2/26/2021	—	—	99,010	148,515	—	6,500,007
	DSA[4]	2/26/2021	—	—	—	—	48,616	3,249,980
Eric W. Aboaf	2021 Cash-Based Incentive		2,205,000	4,410,000	—	—	—	—
	Performance-Based RSU[4]	2/26/2021	—	—	38,386	57,579	—	2,520,041
	DSA[4]	2/26/2021	—	—	—	—	23,561	1,575,097
Francisco Aristeguieta	2021 Cash-Based Incentive		2,301,250	4,602,500	—	—	—	—
	Performance-Based RSU[4]	2/26/2021	—	—	37,471	56,207	—	2,459,971
	DSA[4]	2/26/2021	—	—	—	—	22,999	1,537,483
Andrew J. Erickson	2021 Cash-Based Incentive		2,205,000	4,410,000	—	—	—	—
	Performance-Based RSU[4]	2/26/2021	—	—	35,643	53,465	—	2,339,963
	DSA[4]	2/26/2021	—	—	—	—	21,878	1,462,544
Louis D. Maiuri	2021 Cash-Based Incentive		2,205,000	4,410,000	—	—	—	—
	Performance-Based RSU[4]	2/26/2021	—	—	41,127	61,691	—	2,699,988
	DSA[4]	2/26/2021	—	—	—	—	25,244	1,687,561

(1) The 2021 cash-based incentive did not have a threshold amount. The cash-based incentive amounts earned for 2021 were made in the form of immediate cash and DVAs, and are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. For the 2021 performance year, the Committee did not award cash-based incentives to Mr. O'Hanley, but instead made an equity grant in the form of cash-settled restricted stock units, referred to as CRSUs. These CRSUs will be reported in the Summary Compensation Table as 2022 compensation and in the 2022 Grants of Plan-Based Awards Table.

(2) Performance-based RSUs granted in 2021 do not have a threshold payout.

(3) Fair value of the awards is computed in accordance with FASB ASC Topic 718, using the assumptions stated in note 18 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2021.

(4) CRSUs, Performance-based RSUs and DSAs were granted as a part of 2020 compensation.

Narrative Disclosure Accompanying Grants of Plan-Based Awards Table

The awards set forth in the "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" column of the 2021 Grants of Plan-Based Awards table above were the cash-based portion of the target and maximum incentive awards (200% of target) that were granted as part of 2021 incentive compensation. The actual cash-based incentive awards earned by each NEO are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. DVAs granted in February 2022, under the State Street Corporation Supplemental Cash Incentive Plan, for 2021 performance are deferred cash units that are treated as notionally invested in the State Street Institutional U.S. Government Money Market Fund and receive dividends when the monthly dividend rate is at least equal to 0.001 per unit. These awards vest in quarterly installments over four years from the date of grant.

The CRSUs set forth in the "All Other Stock Awards" column of the 2021 Grants of Plan-Based Awards table, were awarded to Mr. O'Hanley as a component of his 2020 performance year incentive compensation. These awards vest in 12 quarterly installments (50% in three equal installments beginning in May 2021 and the balance in nine equal installments from February 2022 to February 2024). CRSUs are paid in cash upon vesting.

The awards set forth in the "Estimated Future Payouts Under Equity Incentive Plan Awards" column of the 2021 Grants of Plan-Based Awards table, were performance-based RSUs. These awards were granted as a component of each NEO's 2020 performance year incentive compensation. The percent at which these awards are earned will be determined based on three equally-weighted metrics over a three-year performance period (January 1, 2021 to December 31, 2023): (a) the simple average of each calendar year's return on equity (ROE); (b) the simple average of each calendar year's pre-tax margin; and (c) the compound annual growth rate for fee revenue each subject to adjustment by the Human Resources Committee for pre-established factors, as well as based on a fourth metric, State Street's relative total shareholder return (TSR) versus the Capital Markets and Banking Subsets of the S&P 500 Financial Index over the performance period. For ROE, pre-tax margin and fee revenue growth, the earned percentage will be determined using linear interpolation to adjust between the points shown in the table below. For relative TSR performance in the top or bottom quartile, the relative TSR modifier shown below is added or subtracted to the earned percentage outcome calculated based on the three weighted metrics to determine the final earned percentage, with a maximum payout of 150%.

Core Performance Metrics (equally weighted)										**Relative TSR Modifier**		**Total Payout Range**
	ROE	**2021-2023 Payout %**			**Pre-tax Margin**	**2021-2023 Payout %**			**Fee Revenue Growth**	**2021-2023 Payout %**	**Three-year Relative TSR Percentile Rank**	**Overall Modifier %**	
No Payout	<8.0%	0%	+	No Payout	<24.0%	0%	+	No Payout	<0.5%	0%	0th – ≤10th %ile	–25%	= 0 – 150%
Threshold	8.0%	50%		Threshold	24.0%	50%		Threshold	0.5%	50%	>10th – ≤25th %ile	–10%	
Target	11.0–13.0%	100%		Target	28.0–29.0%	100%		Target	2.5%	100%	>25th – <75th %ile	0%	
Maximum	>18.0%	150%		Maximum	>34.0%	150%		Maximum	>4.5%	150%	≥75th – <90th %ile	+10%	
											≥90th – 100th %ile	+25%	

After certification by the Human Resources Committee following the end of the performance period, earned performance-based RSUs will vest in one installment.

The DSAs set forth in the "All Other Stock Awards" column of the 2021 Grants of Plan-Based Awards table, were awarded as a component of each NEO's 2020 performance year incentive compensation. These awards vest ratably in annual installments over four years from the date of grant.

All CRSUs, performance-based RSUs, and DSAs were granted under the 2017 Stock Incentive Plan and are subject to "double-trigger" change-of-control vesting. Service-based restrictions lapse and vesting is accelerated if the executive incurs a qualified termination following the change of control. For more details, refer to "Potential Payments upon Termination or Change of Control as of December 31, 2021" below.

All DVAs, CRSUs, performance-based RSUs, and DSAs have a qualifying retirement provision. Under the retirement provision, service-based restrictions lapse after the participant attains the age of 55 and completes 5 years of service with State Street, with awards continuing to vest according to their original terms. Service-based restrictions lapse on all DVAs, CRSUs and DSAs in the event a participant dies, becomes disabled and terminates employment or is involuntarily terminated without cause, and vesting is accelerated in the event of death or disability. Service-based restrictions lapse on all performance-based RSUs in the event a participant dies or becomes disabled and terminates employment or is involuntarily terminated without cause, but vesting continues according to the original terms.

None of the CRSUs, performance-based RSUs, or DSAs receive dividends or dividend equivalents.

All incentive compensation awarded to our NEOs is subject to recourse mechanisms, including clawback, forfeiture and ex ante adjustments, as described under the heading "Compensation Discussion and Analysis—Other Elements of Compensation—Adjustment and Recourse Mechanisms."

Outstanding Equity Awards at Fiscal Year-End, December 31, 2021[1]

Name	Grant Date	Stock Awards[2]		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)		
Ronald P. O'Hanley	02/26/18[3]	4,927	$ 458,211		$
	03/01/19[4]	14,584	1,356,312		
	03/01/19[5]	39,466	3,670,338		
	02/27/20[6]	32,466	3,019,338		
	02/27/20[7]			88,198	8,202,414
	02/26/21[8]	23,230	2,160,390		
	02/26/21[9]	48,616	4,521,288		
	02/26/21[10]			148,515	13,811,895
Eric W. Aboaf	02/26/18[3]	3,034	282,162		
	03/01/19[4]	7,650	711,450		
	03/01/19[5]	20,700	1,925,100		
	02/27/20[6]	16,602	1,543,986		
	02/27/20[7]			36,081	3,355,533
	02/26/21[9]	23,561	2,191,173		
	02/26/21[10]			57,579	5,354,847
Francisco Aristeguieta	07/31/19[11]	7,785	724,005		
	07/31/19[12]	21,894	2,036,142		
	07/31/19[13]	39,674	3,689,682		
	02/27/20[6]	20,070	1,866,510		
	02/27/20[7]			43,617	4,056,381
	02/26/21[9]	22,999	2,138,907		
	02/26/21[10]			56,207	5,227,251
Andrew J. Erickson	02/26/18[3]	1,957	182,001		
	03/01/19[4]	6,760	628,680		
	03/01/19[5]	18,294	1,701,342		
	02/27/20[6]	17,192	1,598,856		
	02/27/20[7]			37,364	3,474,852
	02/26/21[9]	21,878	2,034,654		
	02/26/21[10]			53,465	4,972,245
Louis D. Maiuri	02/26/18[3]	2,139	198,927		
	03/01/19[4]	6,482	602,826		
	03/01/19[5]	17,541	1,631,313		
	02/27/20[6]	17,856	1,660,608		
	02/27/20[7]			38,807	3,609,051
	02/26/21[9]	25,244	2,347,692		
	02/26/21[10]			61,691	5,737,263

(1)   All outstanding equity awards are subject to recourse mechanisms, including clawback and forfeiture, as described under the heading "Compensation Discussion and Analysis—Other Elements of Compensation".

Other Executive Compensation Information

(2)   Stock award values in the table above are based on the closing share price of our common stock on the NYSE on December 31, 2021 ($93.00).

(3)   DSAs vest in four equal annual installments (25% per year) starting on February 15, 2019. The last installment vested on February 15, 2022.

(4)   DSAs vest in four equal annual installments (25% per year) starting on February 15, 2020. The balance of the award will vest in two equal installments, one of which vested on February 15, 2022; the remaining installment will vest on February 15, 2023.

(5)   Performance-based RSUs with a three-year performance measurement period (January 1, 2019-December 31, 2021). The awards were earned at 88.8% of target and vested in one installment on February 25, 2022.

(6)   DSAs vest in four equal annual installments (25% per year) starting on February 15, 2021. The balance of the award will vest in three equal installments, one of which vested on February 15, 2022; the remaining two installments will vest on February 15, 2023 and 2024.

(7)   Performance-based RSUs with a three-year performance measurement period (January 1, 2020-December 31, 2022) that will vest in one installment based on the satisfaction of applicable performance criteria and on certification by the Human Resources Committee following the end of the performance period.

(8)   CRSUs vest in 12 quarterly installments; 50% in three equal installments beginning in May 2021 and 50% in nine equal installments from February 2022 to February 2024. The balance will vest in nine equal installments, one of which vested on February 15, 2022; the remaining eight installments will vest quarterly from May 15, 2022 to February 15, 2024.

(9)   DSAs vest in four equal annual installments (25% per year). The first installment vested on February 15, 2022; the remaining three installments will vest on February 15, 2023, 2024 and 2025.

(10) Performance-based RSUs with a three-year performance measurement period (January 1, 2021-December 31, 2023) that will vest in one installment based on the satisfaction of applicable performance criteria and on certification by the Human Resources Committee following the end of the performance period. Awards have been included in the table above at 150% of target (i.e., maximum).

(11) DSAs granted to Mr. Aristeguieta in connection with his commencement of employment at State Street; these DSAs vest in three equal installments starting on February 15, 2020. The balance of the award vested on February 15, 2022.

(12) DSAs granted to Mr. Aristeguieta in connection with his commencement of employment at State Street; these DSAs vest in four equal installments starting on February 15, 2020. The balance of the award will vest in two equal installments, one of which vested on February 15, 2022; the remaining installment will vest on February 15, 2023.

(13) Performance-based RSUs granted to Mr. Aristeguieta in connection with his commencement of employment at State Street with a three-year performance measurement period (January 1, 2019-December 31, 2021). The award was earned at 88.8% of target and vested in one installment on February 25, 2022.

2021 Stock Vested

	Stock Awards	
Name	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting[2] ($)
Ronald P. O'Hanley	78,108	$6,163,934
Eric W. Aboaf	46,242	3,375,691
Francisco Aristeguieta	44,499	3,270,677
Andrew J. Erickson	59,965	4,373,126
Louis D. Maiuri	40,856	2,983,105

(1)   Includes DSAs, performance-based RSUs and CRSUs as follows:

   —   The number of shares underlying DSAs that vested in 2021: Mr. O'Hanley: 30,115, Mr. Aboaf: 14,604, Mr. Aristeguieta: 44,499, Mr. Erickson: 12,976 and Mr. Maiuri: 13,717.

   —   The number of performance-based RSUs earned for the performance period ending in 2020 that vested and settled in shares to 2021: Mr. O'Hanley: 24,762, Mr. Aboaf: 31,638, Mr. Erickson: 46,989 and Mr. Maiuri: 27,139.

   —   The number of CRSUs that vested and were paid in cash in 2021: Mr. O'Hanley: 23,231.

(2)   The value realized on vesting is based on the closing price of our common stock on the NYSE on the relevant vesting date.

2021 Nonqualified Deferred Compensation[1]

Name	Executive Contributions in Last FY[2] ($)	Registrant Contributions in Last FY[3] ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions[4] ($)	Aggregate Balance at Last FYE[5] ($)
Ronald P. O'Hanley	$ —	$ —	$ 12,809	$ —	$333,297
Eric W. Aboaf	14,000	10,500	22,606	—	148,247
Francisco Aristeguieta	—	—	—	—	—
Andrew J. Erickson	—	—	120,392	—	540,294
Louis D. Maiuri	—	—	88,989	(3,498)	460,590

(1) Messrs. O'Hanley and Aboaf hold balances under the Management Supplemental Savings Plan (MSSP); Messrs. Erickson and Maiuri hold defined contribution balances under our Executive Supplemental Retirement Plan (ESRP-DC).

(2) Employee deferrals under the MSSP.

(3) Company contributions made under the MSSP for the 2021 plan year. This amount is included in the Summary Compensation Table.

(4) Company adjustment for tax withholding obligations on the portion of the ESRP-DC that vested during 2021.

(5) Of the total amounts shown in this column, MSSP company contributions of $22,000 for Mr. O'Hanley and $43,500 for Mr. Aboaf have been reported in the Summary Compensation Table in this proxy statement and prior years' proxy statements.

State Street maintains the MSSP for designated highly compensated, or managerial U.S. employees. The NEOs other than Messrs. Aristeguieta and Erickson were eligible to participate in 2021. The MSSP provides eligible employees with savings and Company matching contribution opportunities beyond the Internal Revenue Code limits imposed under the tax qualified Salary Savings Program (SSP). Under the MSSP, eligible employees may elect, prior to the beginning of a year, to defer (a) from 1% to 50% of base salary for the year, and/or (b) a percentage, from 5% to 100%, of otherwise immediately payable annual cash-based incentives (net of FICA withholding).

State Street matched all deferrals made under the MSSP for 2021 up to a maximum of 5% of a participant's MSSP match-eligible compensation, comprising the lesser of (i) base salary plus immediately payable annual cash-based incentive compensation or (ii) $500,000, in either case reduced by the applicable Internal Revenue Code cap on annual compensation ($290,000 in 2021).

MSSP participants have several time and form of payment options for their deferrals. They may elect to receive a lump sum payment either (i) on the first business day of the month following the six-month anniversary of the participant's termination of employment, or (ii) on a specified date that falls at least three years from the election date; if, however, termination of employment occurs before the specified date, the lump sum is paid on the first business day of the month following the six-month anniversary of the participant's termination of employment. Participants may also elect to receive deferrals in installments over two to ten years commencing on the six-month anniversary of the participant's termination of employment. Participants may change distribution elections consistent with limitations set forth in the MSSP and tax rules applicable to nonqualified deferred compensation. Company contributions are automatically paid in a lump sum on the first day of the month following the six-month anniversary of the participant's termination of employment. A participant's account is payable in a lump sum upon death or disability. A participant who experiences a severe and unanticipated financial need may request a withdrawal of amounts deferred under the plan subject to certain restrictions.

The ESRP-DC was generally frozen effective January 1, 2017, and no contribution credits have been made to any current employee's balance since the 2014 compensation year.

All ESRP-DC benefits are subject to retirement eligibility and vesting. The ESRP-DC requires a participant to attain age 53 and have a combined age and service of at least 60 at termination of employment; otherwise, the ESRP-DC benefits are forfeited upon termination, except in the event of death or a disability. ESRP-DC benefits vest in three stages: one-third at age 53; two-thirds at age 54; and full vesting at age 55. Vested ESRP-DC benefits are payable in three equal installments with payments on the first day of the month coinciding with or following each of the six-month, one-year and two-year anniversaries of the participant's termination of employment. A participant's account is payable in a lump sum upon death or disability. Outstanding ESRP-DC benefits are forfeited if the participant engages in certain competitive activities within two-years of termination of employment. Further, ESRP-DC benefits are subject to forfeiture if the participant is terminated for certain willful failures to perform job duties, or for certain willful illegal conduct or gross misconduct.

Other Executive Compensation Information

Based on age and service to State Street as of December 31, 2021 Mr. Maiuri was eligible for ESRP-DC early retirement and was fully vested. Mr. Maiuri would receive $460,590 under the ESRP-DC if he had retired on December 31, 2021. Mr. Erickson was not vested in his ESRP-DC, based on age and service to State Street, as of December 31, 2021.

A bookkeeping account is maintained for each participant in the MSSP and for each participant with an ESRP-DC deferred cash balance. MSSP and ESRP-DC deferred cash holdings reflect increases or decreases based on the performance of notional investments selected by the participant. The notional investments selected by NEO participants for 2021 and the rate of return for the year were as set forth below. The notional investments selected by our NEO participants are investment options offered under the SSP.

Notional Investment	2021 Rate of Return
MSSP and ESRP-DC Investments	
SSGA U.S. Bond Index Fund	-1.6%
Vanguard Prime Money Market Fund	0.0%
State Street World Developed ex US Index Securities Lending Series Fund[1]	12.9%
SSGA S&P 500 Index Fund	28.7%

(1)   SSGA International Index Fund changed its name to State Street World Developed ex US Index Securities Lending Series Fund in January 2021

Potential Payments upon Termination or Change of Control as of December 31, 2021

Shown and described below are certain potential payments that would have been made to an NEO if the NEO's employment had terminated on December 31, 2021 under various scenarios but excluding nonqualified deferred compensation that may be paid to an NEO upon termination as described in the "2021 Nonqualified Deferred Compensation" section. All U.S. severance payments due to individuals identified as "specified employees" following a separation from service are delayed until six-months after separation in accordance with Section 409A of the Internal Revenue Code.

Our NEOs do not receive any payments or continued vesting of deferred incentive awards if their employment is terminated for gross misconduct, and all deferred incentive awards are forfeited if an NEO voluntarily terminates employment prior to reaching age 55 and completing 5 years of service. Messrs. O'Hanley, Aboaf, and Maiuri had satisfied this retirement provision as of December 31, 2021. In addition, all outstanding deferred incentive awards shown below remain subject to our recourse mechanisms described under the heading "Compensation Discussion and Analysis—Other Elements of Compensation—Adjustment and Recourse Mechanisms." The tables below are intended only for illustrative purposes; the rights and benefits due to any executive upon an actual termination of employment or change of control can only be determined at the time of the payment, based on circumstances then existing and the arrangements then in effect.

Ronald P. O'Hanley	Retirement[1][2] ($)	Death[1][3] ($)	Disability[1][4] ($)	Involuntary Termination without Cause[1][5] ($)	Termination in Connection with Change of Control[6] ($)
Cash Severance	$ —	$ —	$ —	$ 346,154	$ 2,000,000
Accelerated Vesting of Deferred Incentive Awards					
Accelerated Vesting and Payment of Deferred Stock Awards (DSAs)	—	9,355,149	7,540,626	—	9,355,149
Accelerated Vesting and Payment of Cash-Settled RSUs (CRSUs)	—	2,160,390	2,160,390	—	2,160,390
Accelerated Vesting and Payment of Performance-Based RSUs (RSUs)	—	—	—	—	22,327,431
Accelerated Vesting and Payment of Deferred Value Awards (DVAs)	—	1,588,602	1,588,602	—	1,588,602
Continued Vesting of Deferred Incentive Awards					
Continued Vesting and Payment of Deferred Stock Awards (DSAs)	9,355,149	—	1,814,523	9,355,149	—
Continued Vesting and Payment of Cash-Settled RSUs (CRSUs)	2,160,390	—	—	2,160,390	—
Continued Vesting and Payment of Performance-Based RSUs (RSUs)	21,258,591	21,258,591	21,258,591	21,258,591	—
Continued Vesting and Payment of Deferred Value Awards (DVAs)	1,588,602	—	—	1,588,602	—
Additional Benefits					
Current Year Incentive Compensation	—	—	—	3,250,000	—
Defined Contribution Retirement Cash Equivalent	—	—	—	—	34,800
Health & Welfare Benefits	—	7,653	—	5,484	31,687
Salary Continuation	—	83,333	—	—	—
Outplacement Services	—	—	—	40,000	40,000
Total Value	34,362,732	34,453,718	34,362,732	38,004,370	37,538,059

Eric W. Aboaf	Retirement[1][2] ($)	Death[1][3] ($)	Disability[1][4] ($)	Involuntary Termination without Cause[1][5] ($)	Termination in Connection with Change of Control[6] ($)
Cash Severance	$ —	$ —	$ —	$ 201,923	$ 5,810,000
Accelerated Vesting of Deferred Incentive Awards					
Accelerated Vesting and Payment of Deferred Stock Awards (DSAs)	—	4,728,771	3,735,159	—	4,728,771
Accelerated Vesting and Payment of Performance-Based RSUs (RSUs)	—	—	—	—	9,389,575
Accelerated Vesting and Payment of Deferred Value Awards (DVAs)	—	2,537,429	2,537,429	—	2,537,429
Continued Vesting of Deferred Incentive Awards					
Continued Vesting and Payment of Deferred Stock Awards (DSAs)	4,728,771	—	993,612	4,728,771	—
Continued Vesting and Payment of Performance-Based RSUs (RSUs)	8,907,726	8,907,726	8,907,726	8,907,726	—
Continued Vesting and Payment of Deferred Value Awards (DVAs)	2,537,429	—	—	2,537,429	—
Additional Benefits					
Current Year Incentive Compensation	—	—	—	1,575,000	2,205,000
Defined Contribution Retirement Cash Equivalent	—	—	—	—	55,800
Health & Welfare Benefits	—	14,550	—	5,154	35,733
Salary Continuation	—	58,333	—	—	—
Outplacement Services	—	—	—	40,000	40,000
Total Value	16,173,926	16,246,809	16,173,926	17,996,003	24,802,308

Francisco Aristeguieta	Death[1][3] ($)	Disability[1][4] ($)	Involuntary Termination without Cause[1][5] ($)	Termination in Connection with Change of Control[6] ($)
Cash Severance	$ —	$ —	$ 161,538	$ 5,705,000
Accelerated Vesting of Deferred Incentive Awards				
Accelerated Vesting and Payment of Deferred Stock Awards (DSAs)	6,765,564	4,005,417	—	6,765,564
Accelerated Vesting and Payment of Performance-Based RSUs (RSUs)	—	—	—	11,961,483
Accelerated Vesting and Payment of Deferred Value Awards (DVAs)	2,014,219	2,014,219	—	2,014,219
Continued Vesting of Deferred Incentive Awards				
Continued Vesting and Payment of Deferred Stock Awards (DSAs)	—	2,760,147	6,765,564	—
Continued Vesting and Payment of Performance-Based RSUs (RSUs)	11,234,400	11,234,400	11,234,400	—
Continued Vesting and Payment of Deferred Value Awards (DVAs)	—	—	2,014,219	—
Additional Benefits				
Current Year Incentive Compensation	—	—	1,537,500	2,152,500
Defined Contribution Retirement Cash Equivalent	—	—	—	105,750
Health & Welfare Benefits	14,550	—	4,604	39,905
Salary Continuation	58,333	—	—	—
Outplacement Services	—	—	40,000	40,000
Total Value	20,087,066	20,014,183	21,757,825	28,784,421

Andrew J. Erickson	Death[1][3] ($)	Disability[1][4] ($)	Involuntary Termination without Cause[1][5] ($)	Termination in Connection with Change of Control[6] ($)
Cash Severance	$ —	$ —	$ 709,500	$ 5,514,000
Accelerated Vesting of Deferred Incentive Awards				
Accelerated Vesting and Payment of Deferred Stock Awards (DSAs)	4,444,191	3,633,510	—	4,444,191
Accelerated Vesting and Payment of Performance-Based RSUs (RSUs)	—	—	—	8,992,211
Accelerated Vesting and Payment of Deferred Value Awards (DVAs)	2,305,749	2,305,749	—	2,305,749
Continued Vesting of Deferred Incentive Awards				
Continued Vesting and Payment of Deferred Stock Awards (DSAs)	—	810,681	4,444,191	—
Continued Vesting and Payment of Performance-Based RSUs (RSUs)	8,520,102	8,520,102	8,520,102	—
Continued Vesting and Payment of Deferred Value Awards (DVAs)	—	—	2,305,749	—
Additional Benefits				
Current Year Incentive Compensation	—	—	2,925,000	2,047,500
Defined Contribution Retirement Cash Equivalent	—	—	—	141,900
Continued Vesting of ESRP-DC	—	—	—	540,294
Health & Welfare Benefits	—	—	—	7,945
Tax Equalization Benefit	67,754	65,262	64,463	67,754
Outplacement Services	—	—	40,000	40,000
Total Value	15,337,796	15,335,304	19,009,005	24,101,544

Louis D. Maiuri	Retirement[1][2] ($)	Death[1][3] ($)	Disability[1][4] ($)	Involuntary Termination without Cause[1][5] ($)	Termination in Connection with Change of Control[6] ($)
Cash Severance	$ —	$ —	$ —	$ 323,077	$ 6,124,000
Accelerated Vesting of Deferred Incentive Awards					
Accelerated Vesting and Payment of Deferred Stock Awards (DSAs)	—	4,810,053	4,008,300	—	4,810,053
Accelerated Vesting and Payment of Performance-Based RSUs (RSUs)	—	—	—	—	9,599,118
Accelerated Vesting and Payment of Deferred Value Awards (DVAs)	—	2,530,708	2,530,708	—	2,530,708
Continued Vesting of Deferred Incentive Awards					
Continued Vesting and Payment of Deferred Stock Awards (DSAs)	4,810,053	—	801,753	4,810,053	—
Continued Vesting and Payment of Performance-Based RSUs (RSUs)	9,125,532	9,125,532	9,125,532	9,125,532	—
Continued Vesting and Payment of Deferred Value Awards (DVAs)	2,530,708	—	—	2,530,708	—
Additional Benefits					
Current Year Incentive Compensation	—	—	—	1,687,500	2,362,000
Defined Contribution Retirement Cash Equivalent	—	—	—	—	29,000
Health & Welfare Benefits	—	7,478	—	6,067	26,292
Salary Continuation	—	58,333	—	—	—
Outplacement Services	—	—	—	40,000	40,000
Total Value	16,466,293	16,532,104	16,466,293	18,522,937	25,521,171

(1) The DSAs, CRSUs, unearned performance-based RSUs and DVAs shown in the columns for Retirement, Death, Disability and Involuntary Termination without Cause are valued as follows:

- *DSAs and CRSUs:* Represents the value of outstanding awards based on the closing share price of our common stock on the NYSE on December 31, 2021 ($93.00).

- *Performance-based RSUs:* Represents the value of 2019 performance-based RSUs, which were earned at 88.8% of target, and the estimated value of unearned performance-based RSUs granted in 2020 and 2021 based on Company ROE performance, pre-tax margin performance, fee revenue growth and relative TSR, as applicable, through December 31, 2021 and performance at 100% of target for future years, based on the closing share price of our common stock on the NYSE on December 31, 2021 ($93.00). The percent at which the 2020 and 2021 awards will actually be earned will be determined at the end of the three-year performance period.

- *DVAs:* Represents the value of outstanding DVAs as of December 31, 2021.

- Outstanding DSAs, outstanding CRSUs, unearned performance-based RSUs and outstanding DVAs granted to U.S. NEOs include post-termination restrictive covenants concerning: non-competition, for a period of 12 months; non-solicitation for a period of six to 18 months; and ongoing obligations of confidentiality and non-disparagement.

- Outstanding DSAs, unearned performance-based RSUs and outstanding DVAs granted to Hong Kong-based NEOs include post-termination restrictive covenants concerning: non-competition, for a period of six months; non-solicitation for a period of up to nine months; and ongoing obligations of confidentiality.

(2) Retirement: For purposes of the deferred awards (DSAs, CRSUs, performance-based RSUs and DVAs), a qualifying retirement requires attainment of age 55 and completion of 5 years of service at State Street.

- *Deferred awards:* Service-based restrictions lapse and the awards continue to vest according to their original terms.

- *Health & welfare benefits:* State Street provides a retiree medical benefit if the NEO was participating in the State Street medical plan at the time of retirement. The retirement eligible NEOs would pay the full cost of the retiree medical coverage at State Street's retiree group rate. The table does not include any amount for this benefit because there is no incremental cost to State Street.

(3) Death:

- *Deferred awards:* Service-based restrictions lapse. The vesting of DSAs, CRSUs and DVAs accelerates upon death, while performance-based RSUs continue to vest according to their original terms.

- *Health & welfare benefits:* For U.S. NEOs, State Street will bear the full cost of health and welfare insurance for the NEO's spouse/ domestic partner and/ or dependents for a one-year period if the NEO and family were participating in State Street's health and welfare plans at the time of death.

- *Salary continuation:* State Street continues to pay the salary of U.S. NEOs for one month following death.

- *Tax equalization benefit:* Estimated tax equalization payments to be made for awards granted to Mr. Erickson during his international assignment for which host country taxes would exceed his estimated home country taxes.

(4) Termination due to Disability:

- *Deferred incentive awards:* Service-based restrictions lapse. Vesting is accelerated for DVAs, CRSUs and DSAs granted in 2020 and 2021 on disability, while DSAs granted prior to 2020 and performance-based RSUs continue to vest according to their original terms.

- *Tax equalization benefit:* Estimated tax equalization payments to be made for awards granted to Mr. Erickson during his international assignment for which host country taxes would exceed his estimated home country taxes.

(5) Involuntary Termination without Cause: Our NEOs are covered by State Street's U.S. severance plan, with the exception of Mr. Erickson who is covered by the Hong Kong severance plan. The U.S. and Hong Kong severance plans provide benefits to all eligible employees upon specified involuntary separations from service due to an organizational change, such as a reduction in force. Both the U.S. and Hong Kong severance plans require employees to execute a separation agreement and release acceptable to State Street in order to receive benefits under the plan. Amounts above assume a qualifying termination of employment on December 31, 2021. For these purposes, the severance amounts are not discounted for payment over time, and health and welfare benefits are valued at 2021 rates.

- *Cash severance:* The U.S. severance plan provides for a cash payment amount equal to a specified number of weeks of base salary based on employment title. For all eligible U.S. employees who hold an Executive Vice President title, including our NEOs, the plan provides for a severance period equal to three weeks of base salary per completed year of service with a minimum of 12 weeks of base pay and a maximum of 52 weeks of base salary. The U.S. severance benefits are subject to the employee's compliance with restrictive covenants that are determined at the time of separation, but typically include non-solicitation for a period of 18 months following termination and an ongoing obligation of confidentiality and non-disparagement. The Hong Kong severance plan provides eligible employees with a severance period equal to one month of base pay per completed year of service with a maximum of 12 months of base salary. The Hong Kong severance benefits are subject to the employee's compliance with restrictive covenants that are determined at the time of separation, but typically include non-solicitation for a period of 12-months following termination and an ongoing obligation of confidentiality and non-disparagement.

- *Deferred incentive awards:* Service-based restrictions lapse and the awards continue to vest according to their original terms.

- *Current year incentive compensation:* Employees, including our NEOs, are also eligible to receive an additional lump sum cash severance payment equal to 25% under the U.S. severance plan and 50% under the Hong Kong severance plan of the employee's prior year incentive compensation award for a termination occurring on December 31, 2021.

- *Health & welfare benefits:* The U.S. severance plan provides for continued participation in State Street's health and welfare benefit plan for the severance period at active employee rates and with continued coverage after the severance period, paid in full by the employee, subject to timely enrollment in COBRA. In Hong Kong, health and welfare benefits end when the employee is terminated.

- *Tax equalization benefit:* Estimated tax equalization payments to be made for awards granted to Mr. Erickson during his international assignment for which host country taxes would exceed his estimated home country taxes.

- *Outplacement services:* Personal outplacement services by a third-party provider.

(6) Termination in Connection with Change of Control: Calculations assume a change of control occurred on December 31, 2021 and a qualifying termination of employment entitling the NEO to the specified benefits occurred on that date (double–trigger mechanism). For additional description of a termination in connection with change of control, refer to the "Change of Control" section.

- *Cash Severance:* a lump sum payment equal to two times the sum of base salary and the prior year's cash-based incentive (immediate cash and DVAs), subject to a maximum of $10 million. Severance is reduced in the event that reducing parachute payments to the 280G safe harbor level would result in a higher after-tax payment. Assuming a change of control occurred on December 31, 2021, no NEO had a severance reduction upon a qualifying termination of employment.

- *DSAs and CRSUs:* Service-based restrictions lapse and vesting is accelerated. The value of outstanding DSAs and CRSUs is based on the closing share price of our common stock on the NYSE on December 31, 2021 ($93.00).

- *Performance-based RSUs:* Service-based restrictions lapse on unearned performance-based RSUs and vesting is accelerated. The estimated value of unearned performance-based RSUs is calculated as follows:

    i) Performance-based RSUs granted in 2019 is based on actual Company ROE performance and pre-tax margin performance for 2019 and 2020 and 100% of target for 2021.

    ii) Performance-based RSUs granted in 2020 is based on actual Company ROE performance and pre-tax margin performance for 2020 and 100% of target for 2020 and 2021.

    iii) Performance-based RSUs granted in 2021 is based on 100% of target for 2021 - 2023.

    PRSU performance has not been certified and is therefore subject to adjustment based on the terms of the relevant awards. The actual amount of the payout would be based on satisfaction of the performance criteria as certified by the Committee following a change of control. Performance-based RSUs are valued using an "adjusted fair market value" ($99.64), which is the highest average of the reported daily high and low prices per share of our common stock on the NYSE during the sixty (60)-day period prior to the first date of actual knowledge by the Board of the circumstances that resulted in a change in control, which is assumed to be December 31, 2021.

- *DVAs:* Service-based restrictions lapse and vesting is accelerated.

- *Current year incentive compensation:* The prior year's cash-based incentive award (immediate cash and DVA) paid to each NEO in February 2021 for the 2020 performance year.

- *Defined contribution retirement cash equivalent:* A lump sum payment equal to two times State Street's annual contributions to the defined contribution retirement plans applicable to the NEO.

- *Continued vesting of ESRP-DC:* Service-based restrictions lapse on all outstanding benefits. These defined contribution balances continue to vest according to the plan terms.

- *Health & welfare benefits:* Continued employee health and welfare benefits for two years after the date of termination.

- *Tax equalization benefit:* Estimated tax equalization payments to be made for awards granted to Mr. Erickson during his international assignment for which host country taxes would exceed his estimated home country taxes.

- *Outplacement services:* Personal outplacement services by a third-party provider.

- Assumes zero for the legal fee benefit in connection with the enforcement of the NEO's rights under the agreement.

The change of control agreements include restrictive covenants concerning non-solicitation for a period of 18 months for U.S. employees and 12 months for Hong Kong employees following termination, and ongoing obligations of confidentiality, cooperation and non-disparagement.

Change of Control

State Street has entered into change-of-control agreements with each of our NEOs. Each agreement has a two-year term that automatically extends for an additional year at the end of each calendar year, unless State Street gives notice of nonrenewal with at least 60 days' advance notice. The agreements become effective upon a change of control of State Street or upon a termination of employment arising in connection with or in anticipation of such change of control. A change of control is defined to include:

- The acquisition of 25% or more of our outstanding stock;

- The failure of incumbent directors (or their designated successors) to constitute a majority of the Board of Directors;

- A reorganization, merger, consolidation, sale or other disposition of all or substantially all of our assets in which State Street shareholders do not retain a majority of the voting power of the surviving or successor corporation and incumbent directors do not constitute a majority of the Board; or

- Approval by shareholders of a complete liquidation or dissolution of the Company.

Each agreement provides for two years of continued employment after a change of control on terms commensurate with those previously in effect. The cessation of employment under a double-trigger mechanism requires the occurrence of both a change of control and either the termination of employment without cause or by the NEO for good reason during the two-year period.

Each agreement provides that, in the event change-of-control benefits would exceed 110% of the maximum amount that the NEO can receive without any of the payments being subject to the excise tax imposed under Section 4999 of the Internal Revenue Code (the golden parachute excise tax), then the value of such benefits shall be either (i) subject to a cutback or (ii) delivered in full, whichever of the foregoing provides the executive the greatest benefit on an after-tax basis (with the NEO required to pay the golden parachute excise tax). If benefits are below the 110% threshold, the NEO would be subject to an automatic cutback to the extent necessary to assure that the change-of-control benefits are not subject to the golden parachute excise tax.

Refer to ''Potential Payments upon Termination or Change of Control as of December 31, 2021'' table footnote 6 for a detailed description of payments and benefits under a termination in connection with change of control.

Item 2: Approval of Advisory Proposal on Executive Compensation

> **The Board of Directors unanimously recommends that you vote**
> **FOR**
> **this proposal (Item 2 on your proxy card)**

The Board believes that shareholder feedback on executive compensation is important and has provided shareholders the opportunity to vote annually on an advisory executive compensation proposal since 2009.

The advisory proposal is provided in accordance with Section 14A of the Securities Exchange Act of 1934, or the Exchange Act, and is non-binding. The outcome of this advisory proposal does not overrule any decision by, create or imply any change to the fiduciary duties of, or create or imply any additional fiduciary duties for State Street or the Board of Directors (or any of its committees). Though the vote is non-binding, the Human Resources Committee will take into account the outcome of the vote on this advisory proposal when considering future executive compensation arrangements. More information about executive compensation at State Street, including detail on the Human Resources Committee of the Board's process for determining executive pay, is described under the heading "Compensation Discussion and Analysis."

The text of the proposal presented for your approval is as follows:

VOTED: That the compensation of State Street's executives, as disclosed pursuant to the SEC's compensation disclosure rules, as set forth in this proxy statement under the heading "Executive Compensation," including the Compensation Discussion and Analysis, the compensation tables and related material, is approved; provided, that, this resolution shall not be binding on State Street's Board of Directors or any of its committees and may not be construed as overruling any decision by the Board of Directors or any of its committees.

Examining and Audit Committee Matters

Examining and Audit Committee Pre-Approval Policies and Procedures

State Street's Examining and Audit Committee has established pre-approval policies and procedures applicable to all services provided by State Street's independent registered public accounting firm, pursuant to which the Committee reviewed for approval each particular service expected to be provided. In connection with that review, the Committee is provided with detailed information so that it can make well-reasoned assessments of the impact of the services on the independence of the independent auditor. Pre-approvals could include pre-approved cost levels or budgeted amounts or a range of cost levels or budgeted amounts. Pre-approval is also required for substantive changes in terms, conditions and fee arrangements resulting from changes in the scope, structure or other items. The pre-approvals include services in categories of audit services, audit-related services, tax services and other services permissible under the SEC's auditor independence rules. The services shown in the table below were approved by the Committee in accordance with these pre-approval policies and procedures.

Audit and Non-Audit Fees

Ernst & Young LLP, or EY, was State Street's independent registered public accounting firm for each of the fiscal years ended December 31, 2021 and December 31, 2020. Fees incurred by State Street and its subsidiaries for professional services rendered by EY with respect to 2021 and 2020 were as follows:

Description (In millions)	2021	2020
Audit Fees	$14.5	$14.5
Audit-Related Fees	18.1	18.4
Tax Fees	5.4	4.4
All Other Fees	0.0	0.0

Services provided under Audit Fees primarily included statutory and financial statement audits, the requirement to opine on the design and operating effectiveness of internal control over financial reporting and accounting consultations billed as audit services. Services provided under Audit-Related Fees consisted principally of reports on the processing of transactions by servicing organizations, non-statutory audits and due diligence procedures. Services provided under Tax Fees consisted principally of compliance and corporate tax advisory services.

In addition to the services described above, EY provides audit and tax compliance services to certain mutual funds, exchange-traded funds, or ETFs, and foreign-based private investment funds for which State Street is the sponsor and investment adviser or manager. The mutual funds and ETFs have boards of directors or similar bodies that make their own determinations as to selection of the funds' audit firms and approval of any fees paid to such firms. In the case of certain foreign-based private investment funds, State Street participates in the selection of the audit firm to provide the audit and tax compliance services. All of the fees for such services are paid by the mutual funds, ETFs and foreign-based private investment funds—not by State Street—and are not included in the table above.

Report of the Examining and Audit Committee

The Examining and Audit Committee consists entirely of members who meet the independence requirements of the listing standards of the NYSE and the rules and regulations of the SEC, as determined by the Board of Directors. Further, all of the members of the Committee are financially literate, based upon their education and experience, as such qualification under the listing standards of the NYSE is interpreted by the Board. The Board has determined, based upon education and experience as a principal accounting or financial officer or public accountant, or experience actively supervising a principal accounting or financial officer or public accountant, that each member of the Committee satisfies the definition of ''audit committee financial expert,'' as set out in the rules and regulations under the Exchange Act, and has accounting or related financial management expertise, as such qualification under the listing standards of the NYSE is interpreted by the Board. The Committee operates under a written charter that is reviewed and approved annually by the Board. The Committee furnishes the following report:

On behalf of State Street's Board, the Committee oversees the operation of a system of internal control designed to ensure the integrity of State Street's financial statements and reports, compliance with laws, regulations and corporate policies and the qualifications, performance and independence of State Street's independent registered public accounting firm. Additionally, the Committee oversees the Company's efforts to promote and advance a culture of compliance and ethical business practices including the Company's efforts to identify, manage and eliminate material conduct and reputational issues. It is management's responsibility to prepare State Street's consolidated financial statements and establish and maintain internal control over financial reporting. The role of the independent registered public accountant is to independently audit the consolidated financial statements and effectiveness of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board or PCAOB.

Consistent with this oversight responsibility, the Committee has reviewed and discussed with management the audited consolidated financial statements for the year ended December 31, 2021 and their assessment of internal control over financial reporting as of December 31, 2021. EY, State Street's independent registered public accounting firm, issued their unqualified report on State Street's consolidated financial statements and the design and operating effectiveness of State Street's internal control over financial reporting.

The Committee has discussed with EY the matters required to be discussed by applicable requirements of the PCAOB and the SEC. The Committee has also received the written disclosures and the letter from EY required by applicable requirements of the PCAOB regarding EY's communications with the Committee concerning independence. The Committee has actively monitored the relationship between audit and non-audit services provided by EY in evaluating the firm's continued independence.

Based on these reviews and discussions, the Committee recommended to the Board that State Street's audited consolidated financial statements for the year ended December 31, 2021, be included in State Street's annual report on Form 10-K for the fiscal year then ended.

Submitted by,

William C. Freda, Chair
Marie A. Chandoha
Patrick de Saint-Aignan
Richard P. Sergel

Item 3: Ratification of the Selection of the Independent Registered Public Accounting Firm

> **The Board of Directors unanimously recommends that you vote**
> **FOR**
> **this proposal (Item 3 on your proxy card)**

The Board of Directors recommends that shareholders approve the ratification of the selection of the independent registered public accounting firm described below. The Examining and Audit Committee has appointed Ernst & Young LLP as State Street's independent registered public accounting firm for the year ending December 31, 2022. EY has acted as our independent auditor since 1972. We have been advised by EY that it is a registered public accounting firm with the PCAOB and that it complies with the auditing, quality control and independence standards and rules of the PCAOB and the SEC.

Committee Responsibilities and Duties

The Examining and Audit Committee has direct responsibility for the engagement, termination, compensation, retention, evaluation and oversight of the work of our independent registered public accounting firm, including the sole authority for the establishment of pre-approval policies and procedures for all audit and non-audit engagements. The Committee also oversees the integrity of our financial statements and reports and the qualifications, performance and independence of State Street's independent registered public accounting firm. For more information, see the description in this Proxy Statement of the Examining and Audit Committee under the heading "Committees of the Board of Directors."

Committee Considerations and Audit Firm Assessment

In connection with the annual appointment of EY, the Committee undertook a comprehensive assessment and review of EY, and considered among other factors:

- Whether the retention of EY is in the best interests of State Street and its shareholders

- The results of an annual survey prepared by management on the performance of EY

- EY's technical expertise, geographical footprint, knowledge level and quality of service

- The recent performance of EY and the lead audit partner, including quality of communication, competence and responsiveness

- The independence of EY

- Known legal risks and significant proceedings involving EY

- The fees incurred by State Street for the services rendered

In accordance with SEC rules and EY policies, the lead audit partner must be rotated at least every five years. The Committee and the Committee Chair are involved in the selection of the lead audit partner by vetting potential candidates, analyzing candidate qualifications and conducting interviews. The Committee is also consulted regarding the final selection of the lead audit partner.

Recommendation and Voting

The Committee and the Board of Directors believe that the continued retention of EY as our independent registered public accounting firm is in the best interest of State Street and its shareholders. For more information, see the discussion in this proxy statement under the heading "Examining and Audit Committee Matters."

While shareholder ratification of the selection of EY as our independent registered public accounting firm is not required, the Board is submitting the selection of EY to the shareholders for ratification to learn the opinion of shareholders on the selection. Should the selection of EY not be ratified by the shareholders, the Committee will reconsider the matter. Even in the event the selection of EY is ratified, the Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if in its view such a change is in the best interests of State Street and its shareholders. Representatives of EY will be present at the annual meeting to respond to appropriate questions, and they will have the opportunity to make a statement if they desire.

Item 4: Shareholder Proposal

> **The Board of Directors unanimously recommends that you vote AGAINST this proposal (Item 4 on your proxy card)**

The Board of Directors recommends that shareholders vote **AGAINST** the shareholder proposal described below. Unless contrary instructions are given, shares represented by proxies solicited by the Board will be voted against the shareholder proposal.

James McRitchie of 9295 Yorkship Court, Elk Grove, CA 95758, the beneficial owner of more than $2,000 of State Street's common stock entitled to vote on the proposal at the meeting, has submitted the proposal as set forth below for inclusion in the proxy statement. The Board of Directors disclaims any responsibility for the content of the proposal and the supporting statement. The text of the proposal and supporting statement, as furnished to us by the proponent, are as follows:

RESOLVED, shareholders ask that the board report on (1) how the majority of its clients and shareholders—for whom overall stock-market performance is the primary determinant of financial returns—are affected by Company policies that account for the effect of social and environmental issues on portfolio companies' financial performance, but not for the effect that portfolio company activities have on overall stock-market performance through their impacts on social and environmental systems and (2) whether its clients and shareholders would be better served by the adoption of asset management policies that directly accounted for the impact that portfolio companies have on the global economy.

SUPPORTING STATEMENT

Our Company provides investment management services and has more than $3.4 trillion in assets under management, primarily weighted toward indexed strategies. In line with Modern Portfolio Theory, most of its clients and shareholders are likely to be broadly diversified.

Such diversified investors rely on healthy social, economic, and environmental systems to support all their investments. Corporate practices that reduce GDP also decrease diversified portfolio returns.[1] As manager for more than $3 trillion in assets, the Company's stewardship activities—engaging with portfolio companies and voting their shares—could significantly improve overall market performance by stewarding companies away from practices that degrade the global commons, even when those practices are profitable to the company in question.

However, the Company will currently steward a portfolio company to improve its social and environmental practices only when doing so improves such company's own internal financial performance.[2] The Company's stewardship policy does not address social and environmental practices of a portfolio company that harm the global economy if the practices can improve that company's financial performance. This position encourages companies to externalize environmental and social costs, and is thus counter to the interests of both its clients and its shareholders.

The Proposal would encourage the Company to study whether it should explicitly account for any improved performance in the diversified portfolios of its clients that would result from individual portfolio companies ending practices that improve their internal performance but harm the systems that support a healthy global economy and overall financial market performance. Such a report would help diversified shareholders determine whether to seek a change in corporate direction so that the Company can better serve the interests of clients and shareholders.

Please vote for: Report on Asset Management Policies and Diversified Investors – Proposal 4



---

(1) https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf
https://archive.fortune.com/magazines/fortune/fortune_archive/2001/12/10/314691/index.htm (total market capitalization to GDP ''is probably the best single measure of where valuations stand at any given moment'') (quoting Warren Buffet).

(2) https://www.ssga.com/library-content/pdfs/ic/global-Proxy-Voting-and-engagement-guidelines-es-issues.pdf

RECOMMENDATION OF THE BOARD OF DIRECTORS

State Street has carefully considered the proposal and agrees that effective engagement regarding ESG matters can have an impact on the long-term performance of the portfolio companies in which we invest on behalf of our clients. It is for this reason that our asset management business, State Street Global Advisors (SSGA), conducts a leading asset stewardship program, including engagement with portfolio companies on sustainability, corporate governance, culture, diversity and other important matters. However, we do not believe implementation of the proposal, including creation of the requested report, is in the best interest of State Street, our shareholders or our clients because we believe the proposal suggests State Street take actions that are inconsistent with our fiduciary obligations. Accordingly, the Board recommends that shareholders vote **AGAINST** the proposal.

We take very seriously our fiduciary obligation to clients inherent in our asset management business. SSGA is a long-term investor on behalf of clients in portfolio companies. SSGA has a fundamental fiduciary duty to act in the best interests of clients. This duty includes an obligation to vote proxies in a manner consistent with clients' interests and placing clients' interests *before* the interest of SSGA or others. The fiduciary duty to act in the interests of clients is not only required by federal and state law, but it is also fundamental to the success of our asset management business. For these and many other reasons, we take this obligation very seriously.

We believe implementation of the underlying purpose of the proposal would cause SSGA to violate its fiduciary obligations. Notwithstanding that the proposal purports to seek a report only, we believe a clear underlying objective of the proposal is to seek a change in the way we conduct business, specifically in how SSGA conducts its corporate engagement with portfolio companies and proxy voting. In this regard, we believe the proposal is premised on an assumption that it would be permissible for SSGA to conduct those engagement voting activities with a goal of improving "overall stock market performance" by "ensuring that corporations do not seek profit from activities that degrade the global commons."

This assumption fundamentally conflicts with SSGA's obligations as a fiduciary, to the extent it suggests SSGA can or should, in its engagement and voting activities on behalf of clients, place the interests of the "global commons" before the interests of clients in the specific investments those clients have made. Ultimately, we believe the proposal would seek to have us urge portfolio companies to act in ways that are *harmful* to their individual economic performance, potentially causing economic harm to clients, in the hope that such actions would improve the "global commons" which may, in turn, positively influence the global financial markets and then, perhaps, indirectly benefit clients in the future. Acting in such a way would be in direct conflict with our fiduciary obligation to put our clients' best interests first.

We remain focused on the importance of ESG matters. Our opposition to this proposal in no way reflects a lack of concern by the Board of Directors or State Street about ESG topics or implementing ESG-focused voting and engagement policies. On the contrary, we remain focused on advocating for ESG practices intended to improve the long-term value of the companies in which State Street invests on behalf of clients, and we intend to continue to prioritize these initiatives in our voting and engagement policies. In furtherance of the obligation to enhance value and mitigate risk, SSGA has devoted significant resources and attention to corporate engagement activities, positioning itself as a thought leader at the forefront of sustainable investing principles:

- SSGA is a signatory to the Principles of Responsible Investing (PRI) and was recognized as part of PRI's Leaders Group for their efforts to advance corporate disclosure on the impact of climate change.

- SSGA is a founding member and signatory to the Investor Stewardship Group, an explicit proponent of the Sustainability Accounting Standards Board (SASB), and has also recently joined Climate Action 100+.

- SSGA provides detailed reporting to clients and the public, including through an annual Stewardship Report and quarterly Asset Stewardship Activity Reports, which describe SSGA's approach and insights regarding material ESG matters that could impact the long-term value of portfolio companies.

Moreover, SSGA has publicly announced plans to further elevate the priority of ESG initiatives in its voting and engagement policies:

• SSGA's CEO Letter on Our 2022 Proxy Voting Agenda focuses on accelerating the systematic transformations underway in climate change, as well as the diversity of corporate boards and workforces.

• SSGA's CEO Letter on Our 2021 Proxy Voting Agenda emphasizes the importance of transparency and reporting on the critical topics of climate change and racial and ethnic diversity.

• SSGA's CEO Letter on Our 2020 Proxy Voting Agenda describes our decision to take appropriate voting action beginning in 2022 against companies that have been consistently underperforming their peers on operations and governance as it relates to financially material ESG issues for multiple years and that cannot articulate an improvement plan.

Despite the foregoing, we believe the proposal ultimately aims to have us promote ESG initiatives relative to client interests in a way that we do not believe we can implement consistent with our fiduciary obligation to clients.

For the foregoing reasons, the Board believes the proposal is neither necessary nor in the best interests of our shareholders and therefore recommends that shareholders vote **AGAINST** the proposal.

Accordingly, while acknowledging and agreeing with the importance of the proposal's objective to promote racial equity, the Board recommends that shareholders vote <u>AGAINST</u> this proposal.

General Information About the Annual Meeting

Questions and Answers About Voting

Why am I receiving these materials?

State Street's Board of Directors is soliciting your vote by proxy at the 2022 annual meeting of shareholders. This proxy statement includes information that we are required to provide to you under the rules of the SEC and is designed to assist you in voting your shares.

Can I access State Street's proxy materials and annual report electronically?

This proxy statement and our annual report, including our audited consolidated financial statements for the year ended December 31, 2021, are available to our shareholders on the Internet. On April 6, 2022, we mailed to our U.S. shareholders as of March 22, 2022, the record date for the annual meeting, a notice containing instructions on how to access these proxy materials online and how to vote. Also, on April 6, 2022, we began mailing printed copies of these proxy materials to shareholders that have requested printed copies and to shareholders outside the United States. If you received a notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you request a copy. Instead, the notice instructs you on how to access and review online all of the important information contained in the proxy statement and annual report. The notice also instructs you on how you may submit your vote over the Internet. If you received a notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the notice.

How do I request a printed copy of the proxy materials?

To request a printed copy of the proxy statement, annual report and form of proxy relating to this shareholder meeting or future shareholder meetings, visit *www.proxyvote.com*, call 1-800-579-1639 or send an email to *sendmaterial@proxyvote.com*. You must have available the 16-digit control number from the notice described above.

How do I change my preference and only receive materials electronically?

If you currently receive printed copies of the proxy materials and would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards, annual reports and related materials electronically via email or the Internet visit *www.proxyvote.com*, call 1-800-579-1639 or send an email to *sendmaterial@proxyvote.com*. You must have available the 16-digit control number from the notice described above. To sign up for electronic delivery, please follow the instructions on the proxy card using the Internet and, when prompted, indicate that you agree to receive or access proxy and related materials electronically in future years.

What is the record date for the meeting?

Our Board of Directors has fixed the record date for the annual meeting as of the close of business on March 22, 2022.

How many votes can be cast by all shareholders?

As of the record date, 367,444,318 shares of our common stock were outstanding and entitled to be voted at the meeting. Each share of common stock is entitled to one vote on each matter.

How do I vote?

If your shares are registered in your name, you may vote online while virtually attending the annual meeting by visiting *www.virtualshareholdermeeting.com/STT2022* or by proxy without attending the meeting. Registered shareholders may also vote by telephone or on the Internet prior to the meeting by following the instructions included with your proxy card or the notice we mailed to you on April 6, 2022. In addition, if you received a printed proxy card, you may mark, sign, date and mail the proxy card you received from State Street in the postage-paid return envelope. If you vote in accordance with any of the available methods, your shares will be voted at the meeting pursuant to your instructions. If you sign and return the proxy card or vote by telephone or on the Internet but do not provide voting instructions on some or all of the proposals, your shares will be voted by the persons named in the proxy card on all uninstructed proposals in accordance with the recommendations of the Board of Directors given below.

If your shares are held in "street name" by a broker, bank or other nominee, that person, as the record holder of your shares, is required to vote your shares according to your instructions. Your bank, broker or other nominee will send you directions on how to vote those shares, which may include the ability to instruct the voting of your shares by telephone or on the Internet prior to the meeting.

If your shares are registered in your name or if your shares are held by a broker, bank or other nominee and you wish to vote online while virtually attending the meeting, you will need to access the live audio webcast of the meeting at *www.virtualshareholdermeeting.com/STT2022* and follow the instructions for shareholder voting.

What are the Board's recommendations on how to vote my shares?

The Board of Directors recommends a vote:

- Item 1—**FOR** election of the 13 nominees named herein as directors (page 22)
- Item 2—**FOR** approval of the advisory proposal on executive compensation (page 78)
- Item 3—**FOR** ratification of the selection of the independent registered public accounting firm (page 81)
- Item 4—**AGAINST** the shareholder proposal (page 82)

Additionally, if other matters are presented at the annual meeting, the persons named in the proxy card as proxy holders are authorized to vote on the additional matters as they determine.

Who pays the cost for soliciting proxies by State Street?

State Street will pay the cost for the solicitation of proxies by the Board. The solicitation of proxies will be made primarily by mail and electronic means. State Street has retained Morrow Sodali, LLC to aid in the solicitation of proxies for a fee of $17,500, plus expenses. Proxies may also be solicited by employees of State Street and its subsidiaries personally, or by mail, telephone, fax or email, without any remuneration to such employees other than their regular compensation. State Street will reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to their principals to obtain authorization for the execution of proxies.

What is householding?

Some banks, brokers and other nominee record holders may be "householding" our proxy statements, annual reports and related materials. "Householding" means that only one copy of these documents may have been sent to multiple shareholders in one household. If you would like to receive your own set of State Street's proxy statements, annual reports and related materials, or if you share an address with another State Street shareholder and together both of you would like to receive only a single set of these documents, please contact your bank, broker or other nominee.

May I change my vote?

If you are a registered shareholder, you may change your vote or revoke your proxy at any time before it is voted by notifying the Secretary in writing, by returning a signed proxy with a later date, by submitting an electronic proxy as of a later date or by virtually attending the meeting and voting online during the meeting. If your shares are held in "street name," you must contact your bank, broker or other nominee for instructions on changing your vote.

What constitutes a quorum?

A majority of the votes entitled to be cast on a matter constitutes a quorum for action on that matter. A share represented for any purpose at the annual meeting will be deemed present for determination of a quorum for the entire meeting and for any adjournment of the meeting; unless (1) a shareholder attends solely to object to lack of notice, defective notice or the conduct of the meeting on other grounds and the shareholder does not vote the shares or otherwise consent that they are to be deemed present or (2) in the case of an adjournment, a new record date is set for that adjourned meeting. Shares present virtually during the annual meeting will be considered shares represented in person at the meeting.

What vote is required to approve each item?

Since it is an uncontested election of directors at the annual meeting, a nominee for director will be elected to the Board of Directors if the votes cast "for" the nominee's election exceed the votes cast "against" the nominee's election (Item 1). If the votes cast "against" the nominee's election exceed the votes cast "for" the nominee's election, the nominee will not be elected to the Board of Directors. However, under Massachusetts law, if a nominee that is an incumbent director is not elected to the Board of Directors, that incumbent director will "hold over" in office as a director until his or her successor is elected or until there is a decrease in the number of directors. Under our Corporate Governance Guidelines, in an uncontested election of directors, any incumbent director who does not receive more votes cast "for" his or her election than votes cast "against" his or her election will submit to the Board a letter of resignation for consideration by the Nominating and Corporate Governance Committee. After consideration, that Committee would make a recommendation to the Board on action to be taken regarding the resignation. No such tendered resignation will be deemed effective unless and until it is accepted by action of the Board.

The actions concerning the advisory proposal on executive compensation (Item 2), the ratification of the selection of the independent registered public accounting firm (Item 3) and the shareholder proposal (Item 4) will be approved if the votes cast "for" the action exceed the votes cast "against" the action. Items 2, 3 and 4 are non-binding proposals.

How is the vote counted?

Votes cast by proxy or at the annual meeting will be counted by the persons appointed by State Street to act as tellers for the meeting.

"Abstentions" and "broker non-votes" are not counted as votes with respect to any of the items to be voted on at the annual meeting.

Stock exchange rules permit a broker to vote shares held in a brokerage account on certain proposals if the broker does not receive voting instructions from you. Stock exchange and SEC rules, however, prohibit brokers from voting uninstructed shares in the case of election of directors, executive compensation matters and shareholder proposals. Accordingly, of the matters to be voted on at the annual meeting, we believe the only proposal on which brokers will have discretionary voting authority is the ratification of the selection of the independent registered public accounting firm (Item 3).

Where is the meeting held?

The annual meeting will be conducted via live audio webcast at: *www.virtualshareholdermeeting.com/STT2022*.

Due to concerns for the health and safety of our shareholders, employees and directors amidst the continued unpredictability of the COVID-19 pandemic, the annual meeting of shareholders will be conducted online via live audio webcast. You will be able to participate, submit questions and vote your shares electronically. To do so, you will need to visit *www.virtualshareholdermeeting.com/STT2022* and use the 16-digit control number provided with the voting instructions.

Please allow ample time for the online check-in process. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the login page hosting the virtual meeting.

How do I submit a question at the annual meeting?

If you wish to submit a question on the day of the annual meeting, beginning at 9:00 a.m. Eastern Time on May 18, 2022, you may login and ask a question at *www.virtualshareholdermeeting.com/STT2022*. The annual meeting will be governed by our meeting guidelines posted at *www.virtualshareholdermeeting.com/STT2022* in advance of the meeting. The meeting guidelines will address the ability of shareholders to ask questions during the meeting, including rules on permissible topics, and rules for how questions and comments will be recognized and disclosed to meeting participants.

What happens if the meeting is postponed or adjourned?

Your proxy may be voted at the postponed or adjourned meeting. You will still be able to change your proxy until it is voted.

May I see a list of shareholders entitled to notice of the meeting as of the record date?

A list of our registered shareholders as of the close of business on the record date will be made available to shareholders during the meeting at *www.virtualshareholdermeeting.com/STT2022*. To access such list of registered holders beginning April 8, 2022 and until the meeting, shareholders should email State Street Investor Relations at IR@statestreet.com.

What are my rights as a participant in the Salary Savings Program?

As part of its employee benefits program, State Street maintains a 401(k) plan called the Salary Savings Program, or SSP. If you participate in the SSP and have invested part or all of your account in the Employee Stock Ownership Plan fund, you are considered a named fiduciary and may direct the voting of the State Street Corporation common stock allocated to your account as of the record date.

You may give direction on the Internet, by telephone or by mail. If you do not provide timely direction as to how to vote your allocated share, your allocated share will be voted on the same proportional basis as the shares that are directed by other participants. If a matter arises at the meeting, or such other time as affords no practical means for securing participant direction, the trustee will follow the direction of the Committee designated by the Plan Sponsor, or its designee. Voting of your allocated share will occur as described above unless the trustee or plan administrator (or its designee), as applicable, determines that doing so would result in a breach of its fiduciary duty.

You must direct your vote in advance of the annual meeting so that the trustee, the registered owner of all of the shares held in the SSP, can vote in a timely manner. Regardless of what method you use to direct the trustee, the trustee must receive your direction no later than 11:59 p.m. Eastern Time on May 16, 2022 for your direction to be counted. Your direction will be held in confidence by the trustee. You may not provide this direction at the annual meeting. You may change your direction to the trustee by timely submitting a new direction. The last direction the trustee receives by 11:59 p.m. Eastern Time on May 16, 2022, will be the only one counted. If your direction by mail is received on the same day as the one received electronically, the electronic direction will be followed.

The trustee is providing the annual report, the notice of annual meeting and the proxy statement electronically to SSP participants with State Street stock in the SSP who are active employees and have a State Street-provided email account and Internet access. Instead of receiving these materials in paper form mailed to your home, you will have online access to these materials over the Internet, thus expediting the delivery of materials and reducing printing and mailing costs. An email will be sent to all such participants with detailed instructions to access materials and give your direction to the trustee. You may request that paper copies be sent to you, thereby permitting you to send in your direction by mail if you prefer that method. All other participants will receive their materials in the mail.

Other Matters

The Board of Directors does not know of any other matters that may be presented for action at the annual meeting. Under our by-laws, the deadline for shareholders to notify us of any proposals or director nominations to be presented for action at the 2022 annual meeting has passed. Should any other business properly come before the meeting, the persons named on the enclosed proxy will, as stated therein, have discretionary authority to vote the shares represented by such proxies in accordance with their judgment. See the discussion in this proxy statement under the heading ''General Information About the Annual Meeting—Questions and Answers About Voting.''

Proposals and Nominations by Shareholders

Shareholders who wish to present proposals for inclusion in State Street's proxy materials for the 2023 annual meeting of shareholders may do so by following the procedures prescribed in Rule 14a-8 under the Exchange Act and State Street's by-laws. To be eligible for inclusion in State Street's proxy materials, the shareholder proposals must be received by the Secretary on or before December 7, 2022.

State Street's proxy access provision permits a shareholder, or a group of up to 20 shareholders, to include director nominees in State Street's proxy materials; provided that: (1) the nominating shareholder(s) own a number of shares representing 3% or more of the total voting power of State Street's outstanding shares of capital stock entitled to vote on the election of directors; (2) the nominating shareholder(s) have owned that number of shares continuously for at least 3 years; and (3) the nominating shareholder(s) and their director nominee(s) satisfy the requirements of Article I, Section 7(c) of the by-laws, including its requirement of timely written notice. To be timely, a proxy access notice with respect to the 2023 annual meeting must be delivered to the Secretary no earlier than December 19, 2022 and no later than January 18, 2023 unless the date of the 2023 annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the 2022 annual meeting, in which event Article I, Section 7(c) of the by-laws provides different notice requirements.

Under State Street's by-laws, nominations for directors and proposals of business other than those to be included in State Street's proxy materials as described above may be made by shareholders entitled to vote at the meeting if notice is timely given, contains the information required by the by-laws and such business is within the purposes specified in our notice of meeting. Except as noted below, to be timely, a notice with respect to the 2023 annual meeting must be delivered to the Secretary no earlier than February 17, 2023 and no later than March 19, 2023 unless the date of the 2023 annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the 2022 annual meeting, in which event the by-laws provide different notice requirements.

State Street's by-laws specify requirements relating to the content of the notice that shareholders must provide to the Secretary, including a shareholder nomination for director, to be properly presented at a shareholder meeting.

Any proposal of business or nomination should be mailed to: Office of the Secretary, State Street Corporation, One Lincoln Street, Boston, Massachusetts 02111.

Security Ownership of Certain Beneficial Owners and Management

Beneficial Owners

The table below sets forth the number of shares of common stock of State Street beneficially owned as of the close of business on December 31, 2021, by each person or entity known to State Street to beneficially own five percent or more of our outstanding common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	34,264,029[1]	9.37%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	27,647,573[2]	7.60%
Dodge & Cox 555 California Street, 40th Floor San Francisco, CA 94104	22,356,499[3]	6.10%
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	21,916,832[4]	5.90%
State Street Corporation 1 Lincoln Street Boston, MA 02111	18,574,443[5]	5.08%

(1)   This information is based solely on a Schedule 13G filed with the SEC on February 9, 2022 by The Vanguard Group, in which it reported shared voting power of 580,156 shares, sole dispositive power of 32,761,643 shares and shared dispositive power of 1,502,386 shares.

(2)   This information is based solely on a Schedule 13G filed with the SEC on February 7, 2022 by BlackRock, Inc., in which it reported sole voting power of 23,676,799 shares and sole dispositive power of 27,647,573 shares.

(3)   This information is based solely on a Schedule 13G filed with the SEC on February 14, 2022 by Dodge & Cox, in which it reported sole voting power of 21,128,149 shares and sole dispositive power of 22,356,499 shares.

(4)   This information is based solely on a Schedule 13G filed with the SEC on February 14, 2022 by T. Rowe Price Associates, Inc., in which it reported sole voting power of 9,719,795 shares and sole dispositive power of 21,916,832 shares.

(5)   This information is based solely on a Schedule 13G filed with the SEC on February 14, 2022 by State Street Corporation, in which it reported shared voting power of 16,915,918 shares and shared dispositive power of 18,572,237 shares.

Management

The table below sets forth the number of shares of State Street common stock beneficially owned as of the close of business on March 1, 2022 by (1) each director, (2) the named executive officers as identified in the Summary Compensation Table of this proxy statement and (3) all directors and executive officers as a group. For this purpose, beneficial ownership is determined under the rules of the SEC. As of March 1, 2022, there were 367,444,318 shares of State Street common stock outstanding. On March 1, 2022, each executive officer and director listed below individually, and those individuals as a group, owned beneficially less than 1% of the outstanding shares of common stock.

Name	Amount and Nature of Beneficial Ownership[1][6]
Eric W. Aboaf	85,217
Francisco Aristeguieta	22,299
Marie A. Chandoha	7,829
Patrick de Saint-Aignan	31,453
Andrew J. Erickson	93,158
Amelia C. Fawcett	45,968
William C. Freda	19,451
Sara Mathew	11,070
Louis D. Maiuri	74,622[2]
William L. Meaney	11,551
Ronald P. O'Hanley	160,050
Sean O'Sullivan	13,529
Julio A. Portalatin	2,780
John B. Rhea	4,064
Richard P. Sergel	66,767[3]
Gregory L. Summe	96,025[4]
All directors and executive officers as a group (22 persons)	929,618[2][3][4][5]

(1) Information in this table includes shares that the individual or group has the right to acquire within 60 days of March 1, 2022. Shares granted to non-management directors vest immediately and are included in the total amounts above, and are not subject to a vesting schedule, even if deferred.

(2) Includes 35,363 shares held in trust for which Mr. Maiuri disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(3) Includes 3,111 shares held by a family member.

(4) Includes 3,000 shares held in trust for which Mr. Summe disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(5) Includes 561 shares held by a domestic partner of an executive officer.

(6) This table does not include first time nominee for director, Ms. DeMaio, who was elected to the Board of Directors on March 28, 2022.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires State Street's directors, executive officers and any beneficial owners of more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. State Street is not aware of any 10% beneficial owners. On May 21, 2021, Ronald P. O'Hanley filed an amended Form 4 to correct the number of shares disposed in connection with quarterly vesting of cash settled restricted stock units and the amount of securities beneficially owned following the reported transaction. Based on State Street's review, it believes that all of its directors and officers have otherwise complied with all Section 16(a) reporting requirements applicable to them with respect to transactions in 2021.

Appendix A

Excerpt from State Street's Corporate Governance Guidelines

The Board will have a majority of directors who meet the criteria for independence required by the New York Stock Exchange (NYSE) corporate governance standards. The Board has adopted the following guidelines to assist it in determining director independence in accordance with the NYSE standards. To be considered independent, the Board must determine, after review and recommendation by the Nominating and Corporate Governance Committee, that the director has no direct or indirect material relationship with the Company. The Board has established the following categorical guidelines to assist it in determining independence:

a. A director will not be independent if he or she does not satisfy any of the bright-line tests set forth in Section 303A.02(b) of the NYSE Listed Company Manual.

b. The following commercial or charitable relationships will not be considered to be material relationships that would impair a director's independence: (i) if the State Street director or a member of such director's immediate family (as defined in Section 303A of the NYSE Listed Company Manual) is a director or owner of less than a 10% ownership interest of another company (including a tax-exempt organization) that does business with the Company; provided such State Street director is not involved in negotiating the transaction; (ii) if the State Street director or a member of such director's immediate family is a current employee, consultant or executive officer of another company (including a tax-exempt organization) that does business with the Company; provided that, (x) where the State Street director is an employee, consultant or executive officer of the other company, neither the director nor any of his or her immediate family members receives any special benefits as a result of the transaction and (y) the annual payments to, or payments from, the Company from, or to, the other company, for property or services in any completed fiscal year in the last three fiscal years are equal to or less than the greater of $1 million, or two percent of the consolidated gross annual revenues of the other company during the last completed fiscal year of the other company; and (iii) if the State Street director or member of such director's immediate family is a director, trustee, employee or executive officer of a tax-exempt organization that receives discretionary charitable contributions from the Company; provided such State Street director and his or her Immediate Family Members do not receive any special benefits as a result of the transaction; and further provided that, where the director or immediate family member is an executive officer of the tax-exempt organization, the amount of discretionary charitable contributions in any completed fiscal year in the last three fiscal years are not more than the greater of $1 million, or two percent of that organization's consolidated gross revenues in the last completed fiscal year of that organization (in applying this test, State Street's automatic matching of employee charitable contributions to a charitable organization will not be included in the amount of State Street's discretionary contributions).

c. The following commercial relationships will not be considered to be a material relationship that would impair a director's independence: lending relationships, deposit relationships or other banking relationships (such as depository, transfer, registrar, indenture trustee, trusts and estates, private banking, investment management, custodial, securities brokerage, cash management and similar services) between State Street and its subsidiaries, on the one hand, and a company with which the director or such director's immediate family member is affiliated by reason of being a director, employee, consultant, executive officer, general partner or an equity holder thereof, on the other, provided that: (i) such relationships are in the ordinary course of the Company's business and are on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons; (ii) with respect to a loan by the Company to such company or its subsidiaries, such loan has been made in compliance with applicable law, including Regulation O of the Board of Governors of the Federal Reserve and Section 13(k) of the Securities Exchange Act of 1934, such loan did not involve more than the normal risk of collectability or present other unfavorable features, and no event of default has occurred under the loan; and (iii) payments to the Company for property or services (including fees and interest on loans but not including principal repayments) from such company does not exceed the limit provided in (b)(ii) above.

If a relationship is described by the categorical guidelines contained in both paragraphs b. and c. above, it will not be considered to be a material relationship that would impair a director's independence if it satisfies all of the applicable requirements of either paragraph b. or c. For relationships not covered by the categorical guidelines (either because they involve a different type of relationship or a different dollar amount), the determination of whether the relationship is material or not, and therefore whether the director would be independent or not, shall be made by the directors who satisfy the independence guidelines set forth above. The Company will explain in the next proxy statement the basis for any Board determination that a relationship was immaterial despite the fact that it did not meet the categorical guidelines of immateriality set forth above.

State Street's Governance Standards Relative to the Investor Stewardship Group's (ISG) Corporate Governance Framework

ISG Principle (for U.S. Listed Companies)	State Street's Governance Standards
Principle 1 Boards are accountable to shareholders	• All directors stand for shareholder election annually • Majority voting standard in uncontested director elections, and incumbent directors not receiving majority support must tender their resignation for consideration by the Board • Proxy access for shareholders • Board annually reviews and approves Corporate Governance Guidelines to assist in the exercise of duties and responsibilities. These Guidelines, along with Board committee charters, standards of conduct and other governance information, are posted on State Street's website
Principle 2 Shareholders should be entitled to voting rights in proportion to their economic interest	• One class of common stock, with each share carrying equal voting rights (a "one-share, one-vote" standard)
Principle 3 Boards should be responsive to shareholders and be proactive in order to understand their perspectives	• Process in place for shareholders and interested parties to communicate with independent Lead Director • Proactive annual shareholder engagement provides feedback to participating directors and relevant Board committees
Principle 4 Boards should have a strong, independent leadership structure	• Strong independent Lead Director with clearly defined duties that are disclosed to shareholders • Annual public disclosure of the Board's reasoning underlying its leadership structure and affirmation that the current leadership structure is appropriate • Each of the Board's Examining and Audit, Human Resources, Nominating and Corporate Governance, Risk and Technology and Operations Committees has an independent chair
Principle 5 Boards should adapt structures and practices that enhance their effectiveness	• 12 out of 13 director nominees are independent • Directors reflect a diverse mix of industry, regulatory, management, technology, risk and other backgrounds, experience and skills relevant to State Street's businesses and strategies • 4 of 13 director nominees are female and 3 out of 13 directors are racially diverse • Active Board refreshment with 7 new independent directors in the last 5 years • Board committees (Examining and Audit Committee; Human Resources Committee; Nominating and Corporate Governance Committee and Technology and Operations Committee) are fully independent. State Street also has a Risk Committee, on which the Chairman serves along with 4 independent directors • Annual Board-level assessment of each director's contributions, skills, committee assignments and tenure when analyzing the overall composition and effectiveness of the Board • Board has full and free access to officers and employees • During 2021, each of the incumbent directors attended at least 90% of the total of all meetings of the Board and committees on which the director served during his or her service as a director, and each of the 12 nominees who were then a director attended the 2021 annual shareholder meeting

Principle 6
Boards should develop management incentive structures that are aligned with the long-term strategy of the company
	• In determining incentive compensation award amounts, the Human Resource Committee evaluates overall company performance as a primary factor and individual performance as a potential modifier. The Committee also considers market compensation levels and expected trends. Overall company performance drives the final incentive compensation award amount unless individual performance and/or market considerations warrant an adjustment, which is limited to an addition to or subtraction from the corporate performance factor of up to thirty percent
	
	   - The Committee's evaluation of overall company performance is based on a review of financial, business and risk management performance relative to corporate goals set at the beginning of each year to drive our long-term strategy
	
	   - The Committee's evaluation of individual performance is based on a review of financial, business and risk management scorecards derived from the associated corporate goals, and based on each executive's role and responsibilities
	
	• Corporate and individual performance assessments for Named Executive Officers are described under the heading "Compensation Discussion and Analysis"

(1) ISG is an investor-led effort that includes some of the largest U.S.-based institutional investors and global asset managers, along with several of their international counterparts. State Street Global Advisors, State Street's investment management line of business, is a member of ISG. The corporate governance framework articulates six principles that ISG believes are fundamental to good corporate governance at U.S. listed companies. The Principles reflect the common corporate governance beliefs of each ISG member and are designed to establish a foundational set of investor expectations about corporate governance practices in U.S. publicly-listed companies.

Appendix C

Reconciliation of Non-GAAP Financial Information

In addition to presenting State Street's financial results in conformity with U.S. generally accepted accounting principles, or GAAP, management also presents certain financial information on a basis that excludes or adjusts one or more items from GAAP. This latter basis is a non-GAAP presentation. In general, our non-GAAP financial results adjust selected GAAP-basis financial results to exclude the impact of revenue and expenses outside of State Street's normal course of business or other notable items, such as acquisition and restructuring charges, repositioning charges, gains/losses on sales, as well as, for selected comparisons, seasonal items. Management believes that this presentation of financial information facilitates an investor's further understanding and analysis of State Street's financial performance and trends with respect to State Street's business operations from period-to-period, including providing additional insight into our underlying margin and profitability.

Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP.

(Dollars in millions)	2021	2020	% Change 2021 vs. 2020
Total Revenue:			
Total revenue, GAAP-basis	**$12,027**	$11,703	2.8%
Less: Total other income[1]	**(111)**	—	nm
Total revenue, excluding notable items	**$11,916**	$11,703	1.8%
Fee Revenue:			
Total fee revenue, GAAP-basis	**$10,012**	$ 9,499	5.4%
Total fee revenue, excluding notable items	**$10,012**	$ 9,499	5.4%
Servicing Fee Revenue:			
Servicing fee revenue, GAAP-basis	**$ 5,549**	$ 5,167	7.4%
Servicing fee revenue, excluding notable items	**$ 5,549**	$ 5,167	7.4%
Management Fee Revenue:			
Management fee revenue, GAAP-basis	**$ 2,053**	$ 1,880	9.2%
Management fee revenue, excluding notable items	**$ 2,053**	$ 1,880	9.2%
Net Interest Income:			
Net interest income, GAAP-basis	**$ 1,905**	$ 2,200	(13.4)%
Net interest income, excluding notable items	**$ 1,905**	$ 2,200	(13.4)%
Expenses:			
Total expenses, GAAP-basis	**$ 8,889**	$ 8,716	2.0%
Less: Notable expense items:			
Acquisition and restructuring costs[2]	**(65)**	(50)	30.0%
Repositioning (charges) / release	**3**	(133)	nm
Deferred incentive compensation expense acceleration[3]	**(147)**	—	nm
Legal and other	**(18)**	9	nm
Total expenses, excluding notable items	**$ 8,662**	$ 8,542	1.4%

(Dollars in millions)	2021	2020	% Change 2021 vs. 2020
Occupancy Expense:			
Total occupancy expense, GAAP-basis	**$ 444**	$ 489	(9.2)%
Less: Repositioning charge	**(29)**	(51)	nm
Total occupancy expense, excluding notable items	**$ 415**	$ 438	(5.3)%
Average Common Shareholders' Equity:			
Average common shareholders' equity, GAAP-basis	**$24,009**	$22,481	6.8%
Less:			
Common share issuance and repurchase suspension[6]	**(774)**	—	nm
Adjusted average common shareholders' equity - Non-GAAP	**$23,235**	$22,481	3.4%

(Dollars in millions, except Earnings per share, or where otherwise noted)	2021	2020	% Change 2021 vs. 2020
Net Income Available to Common Shareholders:			
Net income available to common shareholders, GAAP-basis	**$2,572**	$2,257	14.0%
Less: Notable items			
Total other income[1]	**(111)**	—	
Acquisition and restructuring costs[2]	**65**	50	
Repositioning charges / (release)	**(3)**	133	
Deferred incentive compensation expense acceleration[3]	**147**	—	
Legal and other	**18**	(9)	
Preferred securities redemption[4][5]	**5**	9	
Tax impact of notable items	**(28)**	(47)	
Net income available to common shareholders, excluding notable items	**$2,665**	$2,393	11.4%
Diluted Earnings per Share:			
Diluted earnings per share, GAAP-basis	**$ 7.19**	$ 6.32	13.8%
Less: Notable items			
Total other income[1]	**(0.23)**	—	
Acquisition and restructuring costs[2]	**0.14**	0.10	
Repositioning charges / (release)	**(0.01)**	0.27	
Deferred incentive compensation expense acceleration[3]	**0.30**	—	
Legal and other	**0.04**	(0.02)	
Preferred securities redemption[4][5]	**0.01**	0.03	
Diluted earnings per share, excluding notable items	**$ 7.44**	$ 6.70	11.0%

	2021	2020	% Change 2021 vs. 2020
Return on Average Common Equity:			
Return on average common equity, GAAP-basis	**10.7%**	10.0%	70 bps
Less: Notable items			
Total other income[1]	**(0.5)**	—	
Acquisition and restructuring costs[2]	**0.3**	0.2	
Repositioning charges	**—**	0.6	
Deferred incentive compensation expense acceleration[3]	**0.6**	—	
Legal and other	**0.1**	—	
Preferred securities redemption[4][5]	**—**	—	
Tax impact of notable items	**(0.1)**	(0.2)	
Return on average common equity, excluding notable items	**11.1**	10.6	50 bps
Common share issuance and repurchase suspension[6]	**0.4**	—	
Return on average common equity, excluding notable items and security issuance	**11.5%**	10.6%	90 bps

(Dollars in millions)	2021	2020	% Change 2021 vs. 2020
Total Revenue:			
Total revenue, GAAP-basis	**$12,027**	$11,703	2.8%
Less: Total other income[1]	**(111)**	—	nm
Total revenue, excluding notable items	**11,916**	11,703	1.8%
Expenses:			
Total expenses, GAAP-basis	**8,889**	8,716	2.0%
Less: Notable expense items:			
Acquisition and restructuring costs[2]	**(65)**	(50)	30.0
Repositioning (charges) / release	**3**	(133)	nm
Deferred incentive compensation expense acceleration[3]	**(147)**	—	nm
Legal and other	**(18)**	9	nm
Total expenses, excluding notable items	**8,662**	8,542	1.4%
Income before provision for credit losses and income tax expense, excluding notable items	**$ 3,254**	$ 3,161	2.9%
Income before provision for credit losses and income tax expense, GAAP-basis	**$ 3,138**	$ 2,987	5.1%
Operating margin, excluding notable items	**27.3%**	27.0%	30 bps
Operating margin, GAAP-basis	**26.1%**	25.5%	60 bps

	2021	2020	% Change 2021 vs. 2020
Operating Margin:			
Operating margin, GAAP-basis	**26.1%**	25.5%	60bps
Less: Notable items			
Total other income[1]	**(0.7)**	—	
Acquisition and restructuring costs[2]	**0.5**	0.4	
Repositioning charges / (release)	**—**	1.2	
Deferred incentive compensation expense acceleration[3]	**1.2**	—	
Legal and other	**0.2**	(0.1)	
Operating margin, excluding notable items	**27.3%**	27.0%	30bps

(Dollars in millions)	2021	2020	% Change 2021 vs. 2020
Total Revenue:			
Total revenue, GAAP-basis	**$12,027**	$11,703	2.8%
Less: Total other income[1]	**(111)**	—	nm
Total revenue, excluding notable items	**11,916**	11,703	1.8%
Provision for credit losses	**(33)**	88	nm
Expenses:			
Total expenses, GAAP-basis	**8,889**	8,716	2.0%
Less: Notable expense items:			
Acquisition and restructuring costs[2]	**(65)**	(50)	30.0
Repositioning (charges) / release	**3**	(133)	nm
Deferred incentive compensation expense acceleration[3]	**(147)**	—	nm
Legal and other	**(18)**	9	nm
Total expenses, excluding notable items	**8,662**	8,542	1.4%
Income before income tax expense, excluding notable items	**$ 3,287**	$ 3,073	7.0%
Income before income tax expense, GAAP-basis	**$ 3,171**	$ 2,899	9.4%
Pre-tax margin, excluding notable items	**27.6%**	26.3%	130 bps
Pre-tax margin, GAAP-basis	**26.4%**	24.8%	160 bps

	2021	2020	% Change 2021 vs. 2020
Pre-tax Margin:			
Pre-tax margin, GAAP-basis	**26.4%**	24.8%	160 bps
Less: Notable items			
Total other income[1]	**(0.7)**	—	
Acquisition and restructuring costs[2]	**0.5**	0.4	
Repositioning charges / (release)	**—**	1.2	
Deferred incentive compensation expense acceleration[3]	**1.2**	—	
Legal and other	**0.2**	(0.1)	
Pre-tax margin, excluding notable items	**27.6%**	26.3%	130 bps
(Dollars in millions)			
Operating Leverage:			
Operating leverage, GAAP-basis:			
Total revenue, GAAP-basis	**$12,027**	$11,703	2.8%
Total expenses, GAAP-basis	**8,889**	8,716	2.0%
Operating leverage, GAAP-basis			80 bps
Operating leverage, excluding notable items:			
Total revenue, excluding notable items (as reconciled above)	**$11,916**	$11,703	1.8%
Total expenses, excluding notable items (as reconciled above)	**8,662**	8,542	1.4%
Operating leverage, excluding notable items			40 bps
Fee Operating Leverage:			
Fee operating leverage, GAAP-basis:			
Total fee revenue, GAAP-basis	**$10,012**	$ 9,499	5.4%
Total expenses, GAAP-basis	**8,889**	8,716	2.0%
Fee operating leverage, GAAP-basis			340 bps
Fee operating leverage, excluding notable items:			
Total fee revenue, excluding notable items (as reconciled above)	**$10,012**	$ 9,499	5.4%
Total expenses, excluding notable items (as reconciled above)	**8,662**	8,542	1.4%
Fee operating leverage, excluding notable items			400 bps

(1) Amount in 2021 consists of $58 million related to the sale of investment securities and $53 million gain on the sale of a majority share of our Wealth Manager Services business.

(2) Acquisition and restructuring costs of approximately $65 million in 2021, of which $52 million primarily related to our acquisition of Charles River Development and $13 million to our announced acquisition of BBH Investor Services.

(3) Amount in 2021 reflects $142 million related to the acceleration of expenses associated with certain cash settled deferred incentive compensation awards and $5 million related to employee benefits.

(4) We redeemed all outstanding Series C noncumulative perpetual preferred stock on March 15, 2020 at a redemption price of $500 million ($100,000 per share equivalent to $25.00 per depositary share) plus accrued and unpaid dividends. The difference between the redemption value and the net carrying value of approximately $9 million resulted in an EPS impact of approximately ($.03) per share in 2020.

(5) We redeemed an aggregate of $500 million, or 5,000 of the 7,500 outstanding shares of our noncumulative perpetual preferred stock, Series F, for cash at a redemption price of $100,000 per share (equivalent to $1,000 per depositary share) plus all declared and unpaid dividends on March 15, 2021.The difference between the redemption value and the net carrying value of approximately $5 million resulted in an EPS impact of approximately ($.01) per share in 2021.

(6) Amount reflects increase to our average common equity from a temporary suspension of common share repurchases and common stock issued in connection with our planned acquisition of the BBH Investor Services business. We did not repurchase any common stock during the third and fourth quarters of 2021, and in September 2021, we completed a public offering of approximately 21.7 million shares of our common stock at an offering price of $87.60 per share for net proceeds totaling approximately $1.9 billion.

nm   Denotes not meaningful

C-5 2022 Notice of Meeting and Proxy Statement / State Street Corporation

Reconciliation of Non-GAAP 3 year average Return on Equity (ROE) - for the 2019-2021 Performance-based RSUs

2019-2021 ROE - 3 year average, GAAP basis	**10.0%**
Less: Pre-established Performance-based RSU adjustments:	
Acquisitions and dispositions/ Other Income	(0.1)
Merger and integration expenses	0.2
Restructuring expenses	0.4
Common share issuance and repurchase suspension	0.2
Legal and regulatory	0.3
2019-2021 ROE - 3 year average, Adjusted ROE	**11.0%**

Reconciliation of Non-GAAP 3 year average Pre-Tax Margin - for the 2019-2021 Performance-based RSUs

2019-2021 Pre-tax Margin - 3 year average, GAAP basis	**24.7%**
Less: Pre-established Performance-based RSU adjustments:	
Acquisitions and dispositions/ Other Income	(0.3)
Merger and integration expenses	0.6
Restructuring expenses	1.1
Legal and regulatory	0.5
2019-2021 Pre-tax Margin - 3 year average, Adjusted Pre-tax Margin	**26.6%**

State Street Corporation
One Lincoln Street
Boston, MA 02111-2900